UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Management Proposal

Ordinary and Extraordinary General Meetings

04.26.2024 – 3 PM

SUMMARY

1. Message from the Board of Directors	3
2. Call Notice of Meeting	5
3. Participation of shareholders in the OEGM	8
4. Matters to be resolved at the OEGM	13
EXHIBIT I: TEMPLATE OF POWER OF ATTORNEY	18
EXHIBIT II: COMMENTS OF THE MANAGEMENT TO THE FINANCIAL CONDITION OF THE COMPANY	20
EXHIBIT III: MANAGEMENT PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR	73
EXHIBIT IV: ITEM 8 of the Reference Form	82
EXHIBIT V: PROPOSAL FOR ELECTION OF THE COMPANY'S BOARD OF DIRECTORS	151
EXHIBIT VI: PROPOSAL TO INCREASE SHARE CAPITAL	153
EXHIBIT VII: COMPARATIVE CHART FOR PROPOSAL TO AMEND THE COMPANY’S BYLAWS	158
EXHIBIT VIII: CONSOLIDATED BYLAWS OF THE COMPANY	159
EXHIBIT IX: COMPARATIVE CHART FOR THE PROPOSAL TO AMEND THE COMPANY'S LONG-TERM INCENTIVE GENERAL PLAN	182
EXHIBIT X: CONSOLIDATED LONG-TERM INCENTIVE GENERAL PLAN	183

1. Message from the Board of Directors

Dear Shareholder,

It is with great pleasure that I invite you, a shareholder of Santander Brasil, to participate in our Ordinary and Extraordinary General Meetings (“OEGM”), to be held on April 26, 2024, at 3:00 P.M.

Besides this Management Proposal (“Proposal”) a Manual for Participation in the OEGM (“Manual”) was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

Pursuant to the Call Notice made available, we shall take resolutions on the following matters:

At the Ordinary General Meeting:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2023, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii) To DECIDE on the allocation of net income for the year 2023 and the distribution of dividends; and

(iii) To FIX the annual global compensation of the Company´s management and members of Audit Committee.

At the Extraordinary General Meeting:

(i)         To ELECT a new member to compose the Company’s Board of Directors;

(ii)        To CONFIRM the composition of the Company’s Board of Directors;

(iii)      To INCREASE the Company’s share capital, in the amount of R$ 10,000,000,000.00 (ten billion Brazilian Reais), without the issuance of new shares, through the capitalization of part of the balance of the Company’s statutory profit reserve;

(iv)      To AMEND the caput of article 5 of the Company’s Bylaws to reflect the increase in its share capital, if approved;

(v)        To CONSOLIDATE the Company’s Bylaws; and

(vi) To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016.

As established by the Brazilian Securities and Exchange Commission (CVM), in order to facilitate its analysis and evaluation of the matters to be resolved on our OEGM, this Proposal includes exhibits containing the information made available in addition to the Call Notice.

We are at your disposal to clarify any questions through the emails acionistas@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors.

We hope that this Proposal and the Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company.

Sincerely,

Deborah Stern Vieitas

Chairwoman of the Board of Directors

2. Call Notice of Meeting

[to be published in the newspaper “Valor Econômico” in editions of March 21, 22 and 23, 2024]

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company of Authorized Capital

CNPJ/MF 90.400.888/0001-42 - NIRE 35.300.332.067

NOTICE OF MEETING – ORDINARY AND EXTRAORDINARY GENERAL MEETINGS - Shareholders are hereby invited to attend the Ordinary and Extraordinary General Meetings (“OEGM”) to be held on April 26, 2024, at 3:00 PM, at the principal place of business of the Company, located at Avenida Presidente Juscelino Kubitschek No. 2041 – 2nd mezzanine, Vila Nova Conceição, São Paulo/SP, to resolve upon the following Agenda:

At the Ordinary General Meeting:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2023, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii) To DECIDE on the allocation of net income for the year 2023 and the distribution of dividends; and

(iii) To FIX the annual global compensation of the Company´s management and members of Audit Committee.

At the Extraordinary General Meeting:

(i) To ELECT a new member to compose the Company’s Board of Directors;

(ii)  To CONFIRM the composition of the Company’s Board of Directors;

(iii)To INCREASE the Company’s share capital, in the amount of R$ 10,000,000,000.00 (ten billion Brazilian Reais), without the issuance of new shares, through the capitalization of part of the balance of the Company’s statutory profit reserve;

(iv) To AMEND the caput of article 5 of the Company’s Bylaws to reflect the increase in its share capital, if approved;

(v)  To CONSOLIDATE the Company’s Bylaws; and

(vi) To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016.

Observation for participation and Vote during the Meeting

Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways:

In person - The shareholders or their legal representatives shall appear at the OEGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall leave at the Company's principal place of business (address mentioned bellow), at least seventy-two (72) hours before the OEGM is held, a power of attorney granted according to the applicable law;

Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution 81/22, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual.

Our recommendation to the shareholders is to make use of remote voting instruments, either by the electronic means available or by sending written votes to the Company, or granting standardized powers of attorney with voting guidance, according to the instructions provided in the Management Proposal for the OEGM to be held in April 26, 2024.

General Instructions

1. As provided in CVM Resolution No. 70/22, the minimum percentage of participation in the voting capital required for the application of the multiple voting process for the election of the members of the Board of Directors is 5% (five percent);

2. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 4 of CVM Resolution No. 70/22, the installation of the Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the shares with voting rights, or 1% (one per cent) of non-voting shares; and

3. The documents related to the matters to be examined and resolved at the OEGM are available to shareholders (i) at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted, on working days, from 10:00 a.m. until 4:00 p.m., and on its website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and (iii) on the website of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, March 20, 2024 – Deborah Stern Vieitas – Chairwoman of the Board of Directors.

___________________________________________________

3. Participation of shareholders in the OEGM

Santander Brasil shareholders may participate in the OEGM in person, by a duly appointed proxy, as specified in item 3.2 below, or by Remote Voting.

Shareholders will be required to provide the following documents to participate in the OEGM:

Individual:	• identity document with photo[1] (original or copy) • proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy)
Legal entity:	• corporate documents that prove the legal representation of the shareholder (original or copy)[2] • legal representative's identity document with photo (original or copy)
Investment fund

•        identity document of the legal representative of the Investment Fund’s manager (or of the manager, as the case may be) with photo (original or copy)

•        simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney)

3.1. In-person Participation

Santander Brasil shareholders may participate in the OEGM by attending the place where it will be held and declaring their vote, according to the types of shares they own (common and/or preferred), and the matters to be voted on.

Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the OEGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the OEGM and discuss all matters submitted for resolution.

[1] The following documents may be presented: (i) General Registration Identity Card (RG); (ii) Foreigner Registration Identity Card (RNE); (iii) Valid passport; (iv) Class Organization Card valid as a civil identity for legal purposes (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH) with photo.

[2] Articles of Incorporation/Organization and Minutes/Instruments of election of legal representatives registered with the competent body.

3.2. Participation by Proxy

The shareholder may be represented at the OEGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund’s manager being responsible for representing the quota holders.

The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the OEGM is held.

However, in order to facilitate shareholders' access to the OEGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the OEGM is held.

In the case of submittal of documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the OEGM is held.

In case the Shareholder is unable to attend the OEGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit I to this Proposal.

Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the OEGM, as provided for in item 3 above.

The documents shall be delivered at the Company’s principal place of business, at Avenida Presidente Juscelino Kubitschek, No. 2041 – Bloco A – Vila Nova Conceição - São Paulo – SP, 26th floor – Company’s Investor Relations, email: ri@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 26 et seq. of CVM Ruling No. 81/22, the Company's shareholders may also vote at shareholders’ meetings by means of remote voting, to be formalized through the “remote voting ballot” (“Ballot”), the template of which is available in the Corporate Governance area of the Company’s Investor Relations website (www.ri.santander.com.br), or on the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I)       Submittal of the Ballot to Custody agents

The Shareholder that chooses to cast remote voting through his/her/its respective custodian agent (“Custodian") shall convey his/her/their voting instructions in accordance to the rules determined by the Custodian, which shall forward said voting ballots to the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão. Shareholders shall contact his/her/their respective Custodians to check the procedures established by them for issuance of ballot voting instructions, as well as the documents and information required to do so.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents by 04/19/2024 (including), unless defined otherwise by them.

(II)       Submittal of the Ballot by the Shareholder to the Bookkeeper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Bookkeeper:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

  Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Investment fund: (i) Latest consolidated Regulations for the fund, as well as the Bylaws or Articles of Organization of its manager, in addition to the corporate documentation that grants proxy powers (minutes of officers’ election and/or power of attorney); (ii) Identity Card with a photograph of the representatives (RG and CPF; CNH (driver’s license) or official Professional Card containing the CPF enrollment number).

The documents shall be sent to the Bookkeeper within 7 days before the date of the OEGM, in other words, by 04/19/2024 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address custodiaacionistavotodistancia@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/19/2024.

Ballots received by the Bookkeeper after 04/19/2024 shall be disregarded.

(III)       Submittal of the Ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Company:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

  Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Investment fund: (i) Last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

The documents shall be sent to the Company within 7 days before the date of the OEGM, in other words, by 04/19/2024 (including) (i) at the following address: Banco Santander (Brasil) S.A. - Investor Relations - Avenida Presidente Juscelino Kubitschek, 2041 – Bloco A - 26th floor – Vila Nova Conceição - São Paulo/SP - CEP 04543-011; or (ii) via email, to the electronic address ri@santander.com.br.

After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/19/2024.

Ballots received by the Company after 04/19/2024 shall be disregarded.

General Information:

➢    in accordance with Article 44 of CVM Resolution nº 81, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

➢    upon termination of the deadline for remote voting, in other words, by 04/19/2024 (including), the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

3.4. ADS holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

4. Matters to be resolved at the OEGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the OEGM. According to the Call Notice made available to the shareholders, our OEGM shall take resolutions regarding the following matters of the Agenda:

4.1 At the Ordinary General Meeting

4.1.1 To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2023, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.

The documents presented by the management are:

i. Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;

ii. Comments of the administrative officers on the financial condition of the Company (Exhibit II - Item 2 of the Reference Form);

iii. Copy of the Financial Statements and Explanatory Notes;

iv. Opinion of the Independent Auditors;

v. Summary of the report of the Audit Committee; and

vi. Standardized financial statements form – DFP – (“demonstrações financeiras padronizadas”).

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, on January 31, 2024, and for the consolidated financial statements of the Company in accordance with the IFRS as issued by the IASB made available on February 20th, 2024. These documents can be found on the electronic address of CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.brand www.santander.com.br/acionistas), according to information shown in Exhibit II to this Management Proposal.

The Company's management proposes that the shareholders examine in detail the management accounts and the Company's Financial Statements so that they can deliberate about their approval.

4.1.2. To DECIDE on the allocation of net income for the year ended on December 31, 2023 and the distribution of dividends

(a) Net Profit Allocation

The Management presents a proposal for the fiscal year 2023 net profit allocation in compliance with the provisions of Article 10, first paragraph, item II and the respective Annex A to CVM Resolution 81/22. Said proposal is contained in the Exhibit III to this Management Proposal.

The net profit of the Company in the fiscal year 2023 was R$ 8,864,227,550.25.

Management proposes the following allocation for net income for the year 2023:

1. The amount of R$ 443,211,377.51, to the Company’s legal reserve account;

2. The amount of R$ 6,200,000,000.00, as dividends and Interest on Equity to shareholders, which have been the object of decision in the meetings of the Board of Directors held on January 19, 2023; April 13, 2023; July 13, 2023; and October 10, 2023, of which R$ 5,820,000,000.00 as Interest on Equity allocated within the mandatory minimum dividends and R$ 380,000,000.00 as interim dividends; and

3. The balance of the remaining net profit after the distributions above, to the value of R$ 2,221,016,172.74, for the Dividend Equalization Reserve account, pursuant to Article 36, item III-a of the Company's Bylaws.

The Management understands that the proposal for allocation of net profits above was formulated in accordance with the legal and statutory obligations applicable to the Company, and is in line with the goals and strategies of the Company, which is why the board recommends its approval without restrictions.

(b) Distribution of Dividends

As better detailed in the Exhibit III to this Management Proposal, the Company management has approved the distribution to its shareholders the global amount of R$ 6,200,000,000.00, as dividends and Interest on Equity to the shareholders, which have been the object of decision in the meetings of the Board of Directors held on January 19, 2023; April 13, 2023; July 13, 2023; and October 10th, 2023, of which R$ 5,820,000,000.00 as Interest on Equity allocated within the mandatory minimum dividends and R$ 380,000,000.00 as interim dividends and were paid to shareholders based on their respective shares in the share capital of the Company.

4.1.3. To FIX the annual global compensation of the Company´s management and members of Audit Committee

The management presents a proposal for remuneration of the Company’s management, complying with the provisions of Article 13, items I and II of CVM Resolution 81/22 and item 8 of the Reference Form of the Company, on the terms of Exhibit IV to this Management Proposal

For the period from January to December, 2024, the amount proposed by the management as the annual global compensation for the Company’s management (Board of Directors and Executive Board) is of up to R$ 500,000,000.00 (five hundred million Brazilian Reais), covering fixed remuneration, variable remuneration and the stock base remuneration.

The amount proposed by the Board of Directors as annual global compensation of the members of the Audit Committee for the twelve (12) months period counting from January 1st, 2024 is of up to R$ 4,000,000.00 (four million Brazilian Reais).

4.2 At the Extraordinary General Meeting

4.2.1. To ELECT a new member to compose the Company’s Board of Directors

After complying with the applicable governance approvals, with favorable opinion from the Nominating and Governance Committee, the Company proposes to the OEGM the election for a complementary term of office that will be enforce until the investiture of the members elected in the Ordinary General Meeting to be held in 2025, of the following candidate recommended by the controlling shareholders to compose the Board of Directors of the Company:

Name	Position
Vanessa de Souza Lobato Barbosa	Director

The information related to the election of the new member of the Board of Directors of the Company, pursuant to article 11, item I of CVM Resolution 81/22, can be found in the Exhibit V to this Management Proposal.

4.2.2. To CONFIRM the composition of the Company’s Board of Directors

Once the item above has been approved and, in view of the changes in the composition of the Company’s Board of Directors since the election held on the Extraordinary General Meeting held on June 30, 2023, the Management proposes the confirmation of the members with a term of office that will be enforce until the investiture of the members elected in the Ordinary General Meeting to be held in 2025, which is:

Name	Position
Deborah Stern Vieitas	Chairwoman (independent)
Jose Antonio Alvarez Alvarez	Vice-Chairman
Deborah Patricia Wright	Independent Director
Ede Ilson Viani	Director
José de Paiva Ferreira	Independent Director
José Garcia Cantera	Director
Marília Artimonte Rocca	Independent Director
Mario Roberto Opice Leão	Director
Cristiana Almeida Pipponzi	Independent Director
Pedro Augusto de Melo	Independent Director
Vanessa de Souza Lobato Barbosa	Director

4.2.3 To INCREASE the Company’s share capital, in the amount of R$ 10,000,000,000.00 (ten billion Brazilian Reais), without the issuance of new shares, through the capitalization of part of the balance of the Company’s statutory profit reserve.

In view of the excess balance of the statutory profit reserve for the Company's Dividend Equalization verified in the balance sheet at the end of the fiscal year of December 31, 2023, the Company's management proposes, in accordance with art. 36, III, (a) of the Company's Bylaws and art. 199 of Law No. 6,404/76, the increase in share capital, in the amount of R$ 10,000,000,000.00 (ten billion Brazilian reais) through the capitalization of part of the balance of the aforementioned profit reserve, without the issuance of new shares of the Company.

In compliance with article 15 of CVM Resolution 81, Exhibit VI of this Proposal contains detailed information about the proposed capital increase.

4.2.4 To AMEND the caput of article 5 of the Company’s Bylaws to reflect the increase in its capital stock, if approved.

The Company's management proposes that an amendment be approved to the caput of article 5 of the Company's Bylaws, in order to reflect the Capital Increase, if approved.

In compliance with article 12 of CVM Resolution 81, Exhibit VII of this Proposal contains a comparative chart, including the current wording, proposed wording and justification for the change to the Company's Bylaws.

4.2.5 To CONSOLIDATE the Company’s Bylaws.

In view of the change proposed in the previous item of the Agenda, the Company's management proposes that, if the change is approved, the consolidation of the Company's Bylaws contemplating said changes, in the form of Exhibit VIII, shall also be approved.

4.2.6 To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016.

Finally, management proposes to adjust the wording of clause 7.2 of the Company's Long-Term Incentive General Plan in order to adjust the average period of the daily quotation for calculating the conversion for bonus payment purposes, from 15 (fifteen) to 50 (fifty) last trading sessions.

To facilitate viewing and understanding of the proposed adjustment, management presents a comparative chart, including the current wording and proposed wording of the Company's Long-Term Incentive General Plan, under the terms of Exhibit IX, as well as its complete final consolidated wording, under the terms of Exhibit X.

EXHIBIT I:
TEMPLATE OF POWER OF ATTORNEY

[SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/ME under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/ME under no. 409.544.508-41, both of them lawyers, with commercial address in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 - Bloco A - Vila Nova Conceição (“Grantees”) to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Ordinary and Extraordinary General Meetings to be held, on first call, on April 26, 2024, at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2041 - 2nd mezzanine, Vila Nova Conceição, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

At Ordinary General Meeting

(i)         To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2023, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.

( ) For ( ) Against ( ) Abstention

(ii)        To DECIDE on the allocation of net income for the year 2023 and the distribution of dividends.

( ) For ( ) Against ( ) Abstention

(iii)      To FIX the annual global compensation of the Company´s management and members of Audit Committee.

( ) For ( ) Against ( ) Abstention

At Extraordinary General Meeting

(i)         To ELECT a new member to compose the Company’s Board of Directors.

( ) For ( ) Against ( ) Abstention

(ii)        To CONFIRM the composition of the Company’s Board of Directors.

( ) For ( ) Against ( ) Abstention

(iii)      To INCREASE the Company’s share capital, in the amount of R$ 10,000,000,000.00 (ten billion Reais), without the issuance of new shares, through the capitalization of part of the balance of the Company’s statutory profit reserve.

( ) For ( ) Against ( ) Abstention

(iv)      To AMEND the caput of article 5 of the Company’s Bylaws to reflect the increase in its share capital, if approved.

( ) For ( ) Against ( ) Abstention

(v)        To CONSOLIDATE the Company’s Bylaws.

( ) For ( ) Against ( ) Abstention

(vi)      To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016.

( ) For ( ) Against ( ) Abstention

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

This power of attorney shall only be valid for the Company's Ordinary and Extraordinary General Meeting mentioned above.

[Local], [month] [day], 2024.

_____________________________________________

[Signature of Grantor]

EXHIBIT II:

COMMENTS OF THE MANAGEMENT TO THE FINANCIAL CONDITION OF THE COMPANY

(Pursuant to Item III of the article 10 of CVM Resolution 81/22)

2.1. Officers should comment on:

a.	general financial and equity conditions

(i)                 Economic situation

➢  Development of complementary proposals to support the new fiscal framework recently approved.

The Brazilian currency exchange rate against the U.S. dollar fluctuated between R$ 4.83/US$ and R$ 5.19/US$ in the fourth quarter and ended the period at R$ 4.84/US$, lower than the R$ 5.01/US$ recorded at the end of the third quarter. In Banco Santander’s view, the appreciation of the Real resulted from the approval of the complementary procedures of the new fiscal framework, reducing uncertainty regarding the public debt track record in the short term, associated to the consolidation of the perception that the maintenance of the monetary global conditions in a restrictive field may be shorter than previously imagined. Despite those repercussions, we continue to believe that there are risks in the domestic fiscal sphere and assess that the process of reducing international rates will happen later than expected in the markets. Thus, we project that the exchange rate will reach R$ 5.25/US$ by the end of 2024.

➢  The more tenuous slowdown in the economic growth in the 4Q23 was due to the resilience of the labor market.

The average of the projections of the economic agents regarding the performance of the Brazilian economy indicated Brazilian GDP growth of 2.9% in 2023 – virtually the same pace of expansion observed in the previous year (3.0%), with the expectation of maintaining the positive GDP variation due to the maintenance of the fiscal incentives implemented throughout 2022, partially extended to the beginning of 2023. The more promising start to the year and the continued favorable conditions in the labor market led Banco Santander to review the projection of expansion of the Brazilian GDP from 2.5% to 2.8% in 2023, despite the perception that the economy is slowing down regarding the tightening effects arising from the increase in the interest rates that began in 2021 and ended in August 2022.

➢  Marginal increase in inflationary dynamics, especially in services, reinforcing the continuity of the cycle of interest rates cuts throughout 2024.

The annual variation of IPCA decreased to 4.6%, compared to the level of 5.2% recorded at the end of September of 2023, due to an improvement in the dynamics of readjustment of the prices of industrial and food products, as well as the inflation of services. Although the result was higher than the inflation target determined by the monetary regime, from the first time since 2020, the variation returned to be within the tolerance range, allowing the Central Bank of Brazil to maintain the process of monetary distension, having reduced the basic interest rate by 1.0 percentage points at the COPOM reunions in the fourth quarter, bringing Selic to 11.75% per year. As Banco Santander assesses that this inflationary dynamic will remains favorable, the bank projects that the Selic rate will reach 9.50% per year throughout 2024.

(ii)	Consolidated Performance

2023

For the year ended by December 31, 2023, we reported a consolidated net income of R$ 9.5 billion, a reduction of 33.8% compared to 2022. Total assets for the year ended December 31, 2023, reached R$ 1,115,653 million, an increase of 13.2% compared to 2023. Shareholders’ equity reached R$ 114,453 million and adjusted ROAE (excluding the effect of goodwill) was 11.3% in 2023.

Our Basel capital adequacy ratio, in accordance with Central Bank regulations, was 14.5% as of December 31, 2023.

As of December 31, 2023, our portfolio of loans and advances to gross customers grew by 5.1%, reaching R$ 551,536 million, compared to R$ 524,655 million as of December 31, 2022.

The following table presents a managerial breakdown of our portfolio of loans and advances to customers (gross) by customer category on the dates indicated.

	For the year ended December 31			Variations between December 31, 2023 vs. December 31, 2022
	2023	2022	2021	R$ million	%
	(in millions of R$, except percentages)
Individual	250.439	243.399	203.678	7.040	2,8%
Consumer finance	62.501	58.824	55.441	3.677	5,9%
Small and Medium Enterprises	64.970	62.916	59.602	2.054	3,2%
Large Companies (1)	173.626	159.516	174.634	14.110	8,1%
Total	551.536	524.655	493.355	26.881	4,9%

(1)        Companies with annual gross revenues in excess of R$200 million, including our global corporate clients.

2022

For the year ended December 31, 2022, we reported consolidated net income of R$14.4 billion, a decrease of 7.8% compared to 2021. Total assets for the year ended December 31, 2022 reached R$985,451 million, an increase of 5.8% over 2021. Shareholders' equity reached R$110,183 million and adjusted ROAE (excluding the effect of goodwill) was 14.2% in 2022.

Our Basel capital adequacy ratio, in accordance with Central Bank regulations, was 13.9% as of December 31, 2022.

As of December 31, 2022, our portfolio of loans and advances to gross customers grew by 6.3% to R$524,655 million, compared to R$493,355 million as of December 31, 2021.

The following table presents a managerial breakdown of our portfolio of loans and advances to customers (gross) by customer category on the dates indicated.

	For the year ended December 31			Variations between December 31, 2022 vs. December 31, 2021
	2022	2021	2020	R$ million	%
	(in millions of R$, except percentages)
Individual	243.399	203.678	174.042	39.721	17,0%
Consumer finance	58.824	55.441	51.637	3.383	7,4%
Small and Medium Enterprises	62.916	59.602	54.525	3.314	9,3%
Large Companies (1)	159.516	174.634	137.618	(15.118)	26,9%
Total	524.655	493.355	417.822	31.300	18,1%

(1)	Companies with annual gross revenues in excess of R$200 million, including our global corporate clients.

Our total funding as of December 31, 2022, was R$741,611 million, an increase of 6.5% compared to R$696,104 million at December 31, 2021.

2021

For the year ended December 31, 2021, we reported consolidated net income of R$15.6 billion, an increase of 15.7% compared to 2020. Total assets for the year ended December 31, 2021 reached R$931,208 million, a decrease of 0.3% compared to 2020. Shareholders' equity reached R$105,974 million and adjusted ROAE (excluding the effect of goodwill) was 20.2% in 2021.

Our Basel capital adequacy ratio, in accordance with Central Bank regulations, was 14.9% as of December 31, 2021.

As of December 31, 2021, our portfolio of loans and advances to gross customers grew by 18.1% to R$493,355 million, compared to R$417,822 million as of December 31, 2020.

The following table presents a managerial breakdown of our portfolio of loans and advances to customers (gross) by customer category on the dates indicated.

	For the year ended December 31			Variations between December 31, 2021 vs. December 31, 2020
	2021	2020	2019	R$ million	%
	(in millions of R$, except percentages)
Individual	203.678	174.042	156.177	29.636	17,0%
Consumer finance	55.441	51.637	48.421	3.804	7,4%
Small and Medium Enterprises	59.602	54.525	53.119	5.077	9,3%
Large Companies (1)	174.634	137.618	89.539	37.016	26,9%
Total	493.355	417.822	347.257	75.533	18,1%

(1)	Companies with annual gross revenues in excess of R$200 million, including our global corporate clients.

Our total funding as of December 31, 2021 was R$696,104 million, an increase of 7.5% compared to R$647,465 million at December 31, 2020.

       b. capital structure:

Liability Structure
LIABILITIES In millions of Reais	Dec/23	% of total liabilities	Dec/22	% of total liabilities	Dec/21	% of total liabilities
Own Capital – Shareholders Equity (1)	114.856	10%	110.680	11%	105.974	11%
Third Party Capital – Short Term (2)	656.438	59%	602.245	61%	427.965	46%
Third Party Capital – Long Term (2)	344.359	31%	272.526	28%	366.988	43%
Total Liabilities	1.115.653	100%	985.451	100%	931.208	100%

(1)        Includes Non-Controlling Participation

(2)        Current liabilities

(3)        Total liabilities, except Shareholders' Equity and Current Liabilities

Debt ratio, according to the formula: third-party capital / total assets x 100, is 89.

In addition, the following table shows the direct shareholding (common and preferred shares) as of December 31, 2023:

Major Shareholders	Common stock	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Total Shares (thousands)	Percentage of Total Shares

Sterrebeeck BV (1)	1,809,583,330	47.387	1,733,643,596	47.112	3,543,226,926	47.252
Grupo Empresarial Santander SL (1)	1,627,891,019	42.630	1,539,863,493	41.846	3,167,754,512	42.245
Santander Bank, S.A.	2,696,163	0.071	-	-	2,696,163	0.036
Directors / Executives (2)	3,860,825	0.101	3,860,824	0.105	7,721,649	0.103
Treasury Shares	31,138,524	0.825	31,138,524	0.846	62,277,048	0.831
Other minority shareholders	343,525,170	8.996	371,329,583	10.091	714,854,753	9.533
Total	3,818,695,031	100.000	3,679,836,020	100.000	7,498,531,051	100.000

(1)	It includes members of the Company's senior management.
(2)	An affiliate of Grupo Santander

(i)	Equity and Non-Controlling Shareholder Participation

As of December 31, 2023, the Company's share capital was R$ 55,000,000,000.00, fully paid up and divided into 7,498,531,051 shares, all nominative, book-entry and without par value.

In accordance with our current bylaws, our share capital may be increased to the limit of the authorized capital, regardless of statutory changes, by resolution of our Board of Directors and through the issuance of up to 9,090,909,090 new shares, being established that the total number of preferred shares may not exceed 50.0% of the total number of shares in circulation. Any capital increase exceeding this limit requires shareholder approval.

(ii)	Equity and Third Parties

Income from equity instruments for the year ended December 31, 2023 totaled R$22 million, a decrease of R$16 million compared to R$38 million for the year ended December 31, 2022, mainly due to lower dividend gains from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Amazon.

Income from equity instruments for the year ended December 31, 2022 totaled R$38 million, a reduction of R$52 million over the R$90 million year ended December 31, 2021, mainly due to higher dividend gains received from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior, in 2021 compared to 2022.

(iii)	Benchmark Equity – Basel Index

Our capital management is based on conservative principles with continuous monitoring of items that affect our level of solvency. We are obliged to comply with Brazilian capital adequacy regulations in accordance with the rules of the Central Bank of Brazil. In October 2013, the new capital implementation regulations and regulatory capital requirements of the Basel Committee on Banking Supervision (Basel III) came into force in Brazil. The minimum regulatory capital requirement is currently 11%. The Tier I requirement is 6.0%, divided into basic capital of at least 4.5%, consisting primarily of share capital and profit reserves, including shares, units of ownership, reserves and income earned, and additional capital consisting primarily of certain reserves, earned income, and securities and hybrid instruments as capital authorized by the Central Bank of Brazil.

According to the new rules on regulatory capital in Brazil, the value of the goodwill for the calculation of the capital base was deducted in accordance with the "phase-in" for implementation of Basel III in Brazil, which was completed on January 1, 2019, this being a 100% from then on.

For the base year 2023, the Reference Equity requirement was 11.5%, including 8.00% Minimum Reference Equity, plus 2.5% Additional Capital Conservation and 1.00% Systemic Additional. The Level I Reference Equity reaches 9.5% and the Minimum Principal Capital 8.00%.

For the base year 2022, the Reference Equity requirement was 10.625%, including 8.00% Minimum Reference Equity, plus 1.625% Additional Capital Conservation and 1.00% Systemic Additional. The Level I Reference Equity reaches 8.625% and the Minimum Principal Capital 7.125%.

	On December 31,
	2023(1)	2022(1)	2021(1)
	(In millions of R$, except percentages)
Level I Reference Assets	81.259,10	75.943,7	76.969,9
Main Capital	75.042,80	69.229,0	69.919,9
Complementary Capital	6.216,30	6.714,7	7.050,1
Level II Reference Assets	13.644,20	13.109,8	12.591,3
Reference Heritage (Level I and II)	94.903,30	89.053,5	89.561,3
Required Reference Assets	654.274,70	638.635,9	600.741,3
Credit Risk Portion (2)	560.780,90	559.230,6	527.119,3
Market Risk Portion (3)	33.002,70	19.332,1	15.122,2
Operational Risk Portion	60.491,10	60.073,2	58.499,8
Basel Index Level I	12,43%	11,89%	12,81%
Basel Capital Main Index	11,48%	10,84%	11,64%
Basel Index	14,51%	13,94%	14,91%

(1)	Values calculated based on the consolidated information of the Prudential Consolidated.
(2)	The credit risk exposure subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by BCB Resolution 229, of May 12, 2022.
(3)	Includes the portions for market risk exposures subject to changes in interest rates (RWAjur3), foreign currency coupon (RWAjur2), price indices (RWAjur3) and interest rate coupon (RWAjur4), commodity prices (RWAcom), the price of shares classified in the trading book (RWAacs), portions for exposure of gold, foreign currency and operations subject to exchange variation (RWAcam) and adjust of derivatives arising from changes in counterparty creditworthiness (RWAcva).

c. ability to pay in relation to financial commitments entered into

Our Executive Board understands that we present sufficiently adequate financial and patrimonial conditions for the payments of our commitments.

The management of our payment capacity is done dynamically through the implementation of limits and control models, approved and monitored by the Assets and Liabilities Committee (ALCO), which acts in accordance with the guidelines and procedures established by the Santander Group and the Central Bank. The control and management of the ability to pay are carried out through the analysis of cash flow positions, structural liquidity and simulations of potential losses of resources under stress scenarios. A funding plan is also elaborated that takes into account the best structuring of the sources of funding to achieve the necessary diversification in terms of maturities, instruments and markets in addition to the establishment of contingency plans. These controls, together with the maintenance of a minimum liquidity margin, guarantee sufficient resources to honor customer deposits and other obligations, grant loans and financing to clients, meet their own working capital needs for investment and address any risks related to liquidity crises.

We actively manage the risks intrinsic to commercial banking activity, such as the structural risks of interest rates, liquidity and exchange rates. Our goal of financial management is to make net interest income from business activities more stable and recurring while maintaining adequate levels of liquidity and solvency. Financial management also analyzes the structural interest rate risk derived from divergences between the maturity dates and revision of assets and liabilities in each of the currencies we operate.

The following tables show the intervals between pricing dates of financial assets and liabilities with different maturity dates, at December 31, 2023, 2022 and 2021, respectively (liquidity position):

2023	In millions of Reais
	In sight	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total
Assets:
Availability	9.213	13.909	-	-	-	-	23.122
Debt instruments (2)	412	69.311	10.259	120.486	36.520	7.427	244.415
Equity instruments	2.768	365	156	149	-	-	3.438
Loans and other amounts with credit institutions	55	7.259	4.101	13.974	320	8	25.717
Loans and advances to customers	24.034	130.798	120.472	136.238	56.969	49.466	517.977
Derivatives	28	7.347	874	17.727	1.036	2.283	29.295
Reserves at the Central Bank of Brazil	170.868	-	-	-	-	-	170.868
Total	207.378	228.989	135.862	288.574	94.845	59.184	1.014.832

Liabilities:
Financial liabilities at amortized cost:
Deposits of credit institutions (1)	398	43.945	57.342	11.884	3.024	1.919	118.512
Customer Deposits (1)	73.434	248.147	105.183	99.181	53.189	4.087	583.221
Securities obligations (1)	-	13.969	35.762	67.809	1.613	5.245	124.398
Equity Eligible Debt Instruments	-	391	812	1.261	1.417	15.746	19.627
Other financial liabilities	1.493	15.473	3.863	43.926	39	-	64.794
Short positions	-	723	1.673	3.182	2.741	11.513	19.832
Derivatives	-	4.344	4.013	12.858	1.674	2.050	24.939
Total	75.325	326.992	208.648	240.101	63.697	40.560	955.323

2022	In millions of Reais
	In sight	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total
Assets:
Availability	21.589	415	-	-	-	-	22.003
Debt instruments (2)	16.743	6.128	24.067	51.980	33.417	70.577	202.913
Equity instruments	2.474	43	116	2	-	3	2.639
Loans and other amounts with credit institutions	54	542	10.740	8.724	641	13	20.713
Loans and advances to customers	11.271	123.503	117.101	152.555	38.944	47.255	490.630
Derivatives	6	4.365	2.828	4.661	3.034	7.081	21.976
Reserves at the Central Bank of Brazil	96.850	30.787	-	-	-	-	127.637
Total	148.987	165.784	154.853	217.923	76.035	124.930	888.511

Liabilities:
Financial liabilities at amortized cost:
Deposits of credit institutions (1)	356	95.792	237	14.469	2.902	2.323	116.079
Customer Deposits (1)	77.835	185.159	98.821	85.233	42.787	119	489.953
Securities obligations (1)	2.206	12.356	32.545	44.723	10.150	5.140	107.121
Equity Eligible Debt Instruments	-	6.787	876	1.359	1.527	8.990	19.538
Other financial liabilities	186	35.254	3.660	23.346	88	59	62.593
Short positions	-	144	3.084	4.575	5.396	8.848	22.047
Derivatives	-	5.077	3.131	5.367	2.976	2.149	18.699
Total	80.583	340.569	142.354	179.073	65.825	27.628	836.031

2021	In millions of Reais
	In sight	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total
Assets:
Availability	15.431	1.227	-	-	-	-	16.657
Debt instruments (2)	1.612	119.780	20.353	5.835	38.904	38.728	225.212
Equity instruments	-	-	-	-	-	2.528	2.528
Loans and other amounts with credit institutions	11.177	2.717	1.749	10.828	15	-	26.485
Loans and advances to customers	70.399	82.203	84.986	152.609	31.902	42.744	464.844
Derivatives	-	8.668	2.836	1.646	5.990	2.001	21.140
Reserves at the Central Bank of Brazil	69.179	15.737	-	-	-	-	84.916
Total	167.798	230.332	109.923	170.916	76.811	86.000	841.783

Liabilities:
Financial liabilities at amortized cost:
Deposits of credit institutions (1)	10.052	60.636	39.748	6.681	1.657	2.230	121.006
Customer Deposits (1)	86.052	79.688	56.178	163.642	83.327	75	468.961
Securities obligations (1)	-	28.052	5.039	35.844	9.342	760	79.037
Equity Eligible Debt Instruments	-	5.553	-	14.089	-	-	19.641
Other financial liabilities	3.935	771	9.962	11.673	35.108	-	61.449
Short positions	-	12.781	-	-	-	-	12.781
Derivatives	642	7.240	2.504	9.117	3.773	1.343	24.619
Total	100.681	194.720	113.431	241.046	133.206	4.409	787.493

(1)	They include obligations that may have anticipated chargeability, being: demand and term deposits, committed operations with customers, LCI and LCA.

The following table shows financial assets and liabilities by domestic and foreign currency as of December 31, 2023, 2022 and 2021 (currency position):

	On December 31,
	2023		2022		2021
	National Currency	Foreign currency	National Currency	Foreign currency	National Currency	Foreign currency
	(in millions of R$)
Assets
Cash and reserves at the Central Bank	8.959	14.164	11.346	10.657	5.806	10.851
Debt instruments	229.282	15.132	185.814	17.098	208.132	17.080
Equity instruments	23.877	1.839	19.784	929	22.689	3.797
Loans and other amounts with credit institutions, gross	444.022	73.955	416.127	74.503	398.335	66.509
Loans and advances to customers, gross	2.728	102	2.582	57	2.483	45
Total	708.868	105.192	635.653	103.244	637.445	98.282

Liabilities
Financial liabilities at amortized cost
Deposits of the Central Bank and credit institutions	49.475	69.037	59.366	56.713	62.332	58.674
Customer deposits	538.5	44.721	457.188	32.765	468.961	—
Securities obligations	110.935	13.463	92.638	14.483	66.028	13.009
Capital Eligible Debt Instruments	19.832	-	19.538	—	—	19.641
Other financial liabilities	64.68	114	71.371	143	68.496	413
Total	783.422	127.335	700.101	104.104	665.817	84.877

d. sources of financing for working capital and for investments in used non-current assets

The following table presents the composition of the fundraisers on the dates indicated:

	On December 31,
	2023	2022	2021
	(in millions of R$)
Customer deposits	583.220	489.953	468.961
Current accounts	36.599	26.607	41.742
Savings accounts	58.075	60.171	65.249
Time deposits	390.497	339.943	280.955
Repurchase agreements	98.049	63.232	81.014
Transactions backed by Private Securities (1)	21.550	17.309	20.103
Operations guaranteed by Public Securities	76.499	45.923	60.911
Deposits of the Central Bank of Brazil and credit institutions	118.512	116.079	121.006
Demand deposits	5.100	3.521	126
Time deposits (2)	95.290	87.824	75.755
Repurchase agreements	18.122	24.734	45.125
Transactions backed by Private Securities (1)	63	70	13.478
Operations guaranteed by Public Securities	18.059	24.664	31.647
Total deposits	701.732	606.033	589.967
Negotiable debt securities	130.383	107.121	79.037
Agribusiness Letters of Credit	36.423	24.045	16.989
Financial Letters	22.729	33.713	25.074
Real Estate Credit Notes	57.619	34.854	24.021
Securities and other securities	13.612	14.508	12.952
Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital	19.627	19.538	19.641
Total Funding	851.742	732.691	688.645
__________________
(1)	It mainly refers to committed operations backed by debentures.
(2)	It includes operations with credit institutions linked to export and import financing lines, transfers from BNDES and FINAME and abroad in other lines of credit abroad.

(i)	Deposits

•	Customer Deposits: Our customer deposit balance was R$ 583.2 billion as of December 31, 2023, R$489.9 billion as of December 31, 2022, R$468.9 billion as of December 31, 2021, representing 68.5%, 66.1% and 67.4% of our total financing, respectively.

•	Current Accounts: Our current account balance was R$ 36.6 billion at December 31, 2023, R$ 26.6 billion at December 31, 2022, R$ 41.7 billion at December 31, 2021, representing 5.2%, 4.4%, and 7.1% of total deposits, respectively.

•	Savings Accounts: Our savings account balance was R$ 58.1 billion at December 31, 2023, R$ 60.2 billion at December 31, 2022, R$ 65.2 billion at December 31, 2021, representing 8.3%, 9.9%, and 11.1% of total deposits, respectively.

•	Customer Time Deposits: Our balance of customer term deposits was R$ 390.5 billion as of December 31, 2023, R$339.9 billion as of December 31, 2022, R$281.0 billion as of December 31, representing 55.6%, 56.1% and 47.6% of total deposits, respectively.

•	Repurchase Agreements: We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds through the sale of such securities and simultaneously agreeing to repurchase them. Due to the short-term nature (overnight) of this source of financing, such transactions are volatile and generally composed of Brazilian public securities and repurchase agreements linked to debentures. Securities sold in committed operations decreased to R$ 98.0 billion at December 31, 2023, R$63.2 billion at December 31, 2022, from R$81.0 billion at December 31, 2021, representing 14.0%, 9.0% and 11.5% of total deposits, respectively.

(ii)	Central Bank Deposits and Credit Institutions

Our balance of deposits from the Central Bank of Brazil and credit institutions was R$ 118.5 billion at December 31, 2023, R$ 116.1 billion at December 31, 2022, R$ 121.0 billion at December 31, 2021, representing 16.9%, 19.2% and 20.5% of total deposits, respectively.

Our deposit balance mainly includes national loans and Transfers Obligations:

•	Loan obligations. We have relationships with banks around the world, providing lines of credit linked to foreign currencies (either to the dollar or to a basket of foreign currencies). We apply the proceeds of these transactions primarily to loan operations linked to the U.S. dollar and, in particular, to trade finance operations.

•	National Transfers. Loans from public institutions, mainly BNDES and FINAME, for which we act as a financial agent. Financing these sources in Brazil represents a method of providing long-term loans with attractive average interest rates for certain sectors of the economy. The loans of these funds are allocated by the BNDES, through banks, to specific sectors focused on economic development. This type of loan is known as a "pass-through." Because the funds passed on are usually paired and/or financed by loans from a federal government agency, we do not assume risk of term or interest rate incompatibility, nor do we charge interest at a fixed margin on the cost of the funds. However, we retain the borrower's commercial credit risk and therefore have discretion in the decision of the loan and in the application of the credit criteria. This type of financing is not affected by the requirement of compulsory deposit. The transfer is usually guaranteed, although it is not required by the terms of the transfer.

(iii)	Other Means of Funding

(iii.1)	Debt Securities

Our balance of negotiable debt securities was R$ 124.4 billion as of December 31, 2023, R$107.1 billion as of December 31, 2022, R$79.0 billion as of December 31, 2021, representing 14.6%, 14.4% and 11.5% of our total financing, respectively.

The Agribusiness Letter of Credit, which are freely negotiable credit notes and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights originated from transactions carried out between rural producers and their cooperatives and agents of the agribusiness production chain and foreign exchange acceptances, reached R$ 36.4 billion on December 31, 2023, R$ 24.0 billion on December 31, 2022, and R$ 17.0 billion at December 31, 2021.

Financial Letters are an alternative financing available to banks that can be characterized as senior or eligible to compose the reference equity, under the terms of CMN Resolution No. 5,007, of March 24, 2022, its minimum term must be 24 months and must be issued for a minimum amount of R$ 300,000 for subordinated transactions and R$ 50,000 for senior transactions. Our treasury bills balance totaled R$ 22.7 billion as of December 31, 2023, a reduction of 32.6% compared to December 31, 2022.

Real Estate Letters of Credit increased by 31.6%, from R$ 43.8 billion on December 31, 2022 to R$ 57.6 billion on December 31, 2023.

We issue securities, including under our Global Medium-Term Billing Program. Our balance of securities and other securities was R$13.6 billion as of December 31, 2023 and R$14.5 billion as of December 31, 2022. This change was mainly due to the fact that in 2022 we issued a higher aggregate value of securities than those that matured that year.

(iv)	Eligible Instruments to compose Level I and Level II

On November 5, 2018, our board of directors approved the issuance, through our agency in the Cayman Islands, of debt instruments to form part of our benchmark Tier 1 and Tier 2 equity in the total amount of $2.5 billion, pursuant to an offer made to non-U.S. persons pursuant to Regulation S of the U.S. Securities Act of 1993, as amended, or the "Offer of Notes". Our Note Offering was structured as follows: (i) $1.25 billion indexed at 7.25% per annum without maturity (perpetual) and interest paid semi-annually; and (ii) US$ 1.25 billion indexed at 6.125% per year due in November 2028 and interest paid semi-annually. These issues were made through our Cayman Islands branch and, as a result, do not generate liability for income tax at source. In addition, our board of directors also approved the redemption of debt instruments issued to be part of our Tier 1 and Level 2 regulatory capital as set forth in the board's resolution of January 14, 2014. The proceeds of the Note Offering were used to finance this redemption. On December 18, 2018, the Central Bank of Brazil authorized the operations contemplated in the Offer of Notes and the redemption, which were concluded on January 29, 2019.

In November and December 2021, Santander Brasil issued Financial Bills with subordination clause, to be used to compose our Level 2 reference equity, in the total amount of R$ 5.5 billion. The Financial Letters have a term of ten years and redemption and repurchase options in accordance with the applicable regulations. Financial Bills had an estimated 92 basis point impact on our Tier 2 benchmark equity.

As of October and November of 2023, Santander Brasil exercised its option to repurchase the Tier 2 debt instruments issued in 2018 in the amount of $ 1.25 billion. In its place to compose out Tier 2 regulatory capital, Santander Brasil issued financial bills with subordination clause in the total amount of R$ 6.0 billion. These new financial bills have a term of 10 years and redemption and repurchase option in accordance with the applicable regulation. As of December 31, 2023, the balance of Tier 1 and Tier 2 debt instruments was R$ 19.6 billion compared to R$ 19.5 billion as of December 31, 2022.

(v)	Subordinated Debt

As of December 31, 2023, we had no subordinated debts.

e. Sources of financing for working capital and for investments in non-current assets that you intend to use to cover liquidity deficiencies

Due to our stable and diversified sources of fundraising, which include a large deposit base of their clients as detailed in paragraph 10.1.d above, we have historically had no liquidity issues.

As part of our liquidity risk management, we have a formal plan with measures to be taken in scenarios of systemic liquidity crisis and/or arising from any risk to our corporate image. This liquidity contingency plan contains parameters of attention, as well as preventive measures and actions to be triggered in times of liquidity deficiency, if the reserves fall below certain parameters.

As sources of financing for working capital and for investments in non-current assets used to cover liquidity shortfalls, the following resources may be used: (i) deposit raising; (ii) securities issuances; (iii) transactions committed to public/private securities; (iv) transfer pricing review; (v) establishment of more restrictive credit policies; and (vi) release of guarantee margin at B3 S.A. – Brasil Bolsa, Balcão.

f. levels of indebtedness and the characteristics of such debts, further describing:

(i)	relevant loan and financing agreements

There are no loan agreements or other debt instruments that our management deems to be relevant to us, with the exception of the securities representing debt of our issuance described in Section 12 of the Reference Form.

(ii)	other long-term relationships with financial institutions

Our main sources of funds are local deposits in the form of cash and term accounts, in line with other Brazilian banks, as well as borrowings in the open market, namely, bonds of own issue and bonds of the Federal Government with commitment to repurchase ("committed operations").

We also have deposits in credit institutions related to export and import financing lines raised from banks abroad and intended for application in foreign exchange commercial operations related to export and import financing. We are also part of long-term obligations via transfers, all in accordance with the operational policies of the BNDES system.

(ii.1)	Eurobonds and Securitization Notes - MT100

External issues of securities denominated in foreign currency include securities and other securities (Eurobonds and Structured Notes). The following table shows the detailed composition of Eurobonds:

Emission	Maturity	Interest Rate (a.a.)	2023	2022	2021
2018	2025	4,4%	-	-	306.253
2019	2027	Up to 6.4% + CDI	-	32.204	1.189.699
2020	2027	Up to 6.4% + CDI	-	90.069	3.363.551
2021	2031	Up to 9% + CDI	3.337.315	6.306.335	8.092.563
2022	2035	Up to 9% + CDI	1.918.929	8.079.519	-
2023	2033	Até 9% + CDI	8.355.844	-	-
Total			13.612.088	14.508.127	12.952.066

(ii.2)	Subordinated debts

We use subordinated debt instruments in its funding structure, represented by securities issued in accordance with the rules of the Central Bank, which are used as Reference Equity - Level 2, to calculate the operational limits, including Subordinated CDBs, certificates of deposit issued by us in the local market, in various issues, at interest rates updated by the CDI or the IPCA.

(iii)	degree of subordination between debts

In case of our judicial or extrajudicial liquidation there is a preference order regarding the payment of the various creditors of the mass provided for by law, which must be respected under the Brazilian legislation in force at the time. Specifically, with regard to the financial debts that make up our indebtedness, the following payment order must be observed: debts guaranteed by collateral, unsecured debts and subordinated debts. It is worth mentioning that, in relation to debts with real guarantee, creditors prefer to others up to the limit of the asset given as collateral and, as far as it remains, will have their credits included in the payment order of the creditors. Among the creditors there is no degree of subordination, just as there is no degree of subordination between the various subordinated creditors.

(iv) any restrictions imposed on the Company, in particular, in relation to debt limits and contracting of new debts, the distribution of dividends, the disposal of assets, the issuance of new securities and the sale of corporate control, as well as whether the Company has been complying with these restrictions

Regarding securities issued abroad, whose descriptions of operations and programs are described in Item 12.7 of the Reference Form ("Securitization Program" and "Medium Term Notes – MTN"), the main restrictions imposed on the issuer, existing in financing agreements, are also described in the same item.

g.           limits on contracted financing and percentages already used

The information requested in this item is not applicable to financial institutions. We are subject, however, to the parameters determined by the monetary authorities, in line with the Basel principles.

h.           material changes in items in the income and cash flow statements

(i)	Assets and Liabilities (in millions of reais):

Assets	2023	2022	Var. 2023x2022	2021	Var. 2022x2021
Availability and Reserves at Brazilian Central Bank	23.123	22.003	5,10%	16.657	32,10%
Financial Assets Measured at Fair Value in Profit or Loss	208.922	145.515	43,60%	90.302	61,10%
Financial Assets Measured at Fair Value in Other Comprehensive Income	59.052	55.426	6,50%	101.242	-45,30%
Financial Assets Measured at Amortized Cost	723.710	663.824	9,00%	633.241	4,80%
Derivatives Used as Hedge	25	1.741	-98,60%	342	409,10%
Non-Current Assets Held for Sales	914	699	30,80%	816	-14,30%
Interests in Affiliates and Joint Ventures	1.610	1.728	-6,80%	1.232	40,30%
Tax Credits	52.839	46.446	13,80%	41.757	11,20%
Other Assets	5.997	8.275	-27,50%	6.049	36,80%
Tangible Assets	7.086	8.191	-13,50%	8.783	-6,70%
Intangible Assets	32.376	31.603	2,40%	30.787	2,70%
Total Assets	1.115.653	985.451	13,20%	931.208	5,80%

The following are the main changes in balance sheet accounts for the financial years 2023, 2022 and 2021.

Liabilities and Equity	2023	2022	Var. 2023x2022	2021	Var. 2022x2021
Financial Liabilities for Trading	43.596	40.747	7,00%	36.953	10,30%
Financial Liabilities Measured at Fair Value in Earnings	5.986	8.922	-32,90%	7.460	19,60%
Financial Liabilities at Amortized Cost	910.551	795.284	14,50%	750.094	6,00%
Derivatives Used as Hedge	1.176	0	100,00%	447	-100,00%
Provisions	11.473	9.115	25,90%	11.604	-21,40%
Tax Liabilities	9.000	7.811	15,20%	8.175	-4,50%
Other Obligations	19.014	12.892	47,50%	10.501	22,80%
Total Liabilities	1.000.796	874.771	14,40%	825.234	6,00%
Equity	118.421	114.669	3,30%	109.046	5,20%
Other Comprehensive Results	-3.968	-4.486	-11,50%	-3406	31,70%
Shareholders' Equity Attributable to the Controller	114.453	110.183	3,90%	105.640	4,30%
Total Equity	114.856	110.680	3,80%	105.974	4,40%
Total Liabilities and Shareholders' Equity	1.115.653	985.451	13,20%	931.208	5,80%

Our total assets reached, as of December 31, 2023, R$ 1,115,653 million, an increase of 13.21% compared to 2022, whose total assets reached R$ 985,451 million, 5.83% higher than the R$931,208 million of total assets of December 31, 2021.

The portfolio of loans and advances to gross customers, without endorsements and guarantees, totaled R$ 551,536 at December 31, 2023, an increase of 5.1% compared to R$524,655 at December 31, 2022, a growth of 6.3% compared to R$493,355 million at December 31, 2021. The Large Companies presented an increase of 5.5% compared to 2022, being an increase of 5.1% in the Individual segment.

Consolidated shareholders' equity totaled R$ 114,453 million at December 31, 2023, R$110,183 million at December 31, 2022 and R$105,640 million at December 31, 2021, an increase of 3.9% at December 31, 2023 compared to 2022 and an increase of 4.3% at December 31, 2022 compared to 2021. The change in shareholders' equity in the year is mainly due to the growth in revenues, Net Income for the period in the amount of R$ 9,499 million and reduced by the payment of Dividends and Interest on Own Capital in the amount of R$ 6,200 million.

2.2. The directors must comment:

a. results of operations of the Company:

Results of Operations for the Years Ended December 31, 2023, 2022 and 2021

The following table provides an overview of the key core aspects of our results of operations for the years ended December 31, 2023, 2022 and 2021:

Total Revenue totaled R$ 65,864 million in 2023, a decrease of 0.9%, or R$ 610 million compared to the year ended December 31, 2022, driven by (i) reduction of the net interest income and (ii) losses with assets and financial liabilities (net) and exchange rate difference (net).

Consolidated Net Income totaled R$ 9,499 million in the year ended December 31, 2023, decrease of 33.8% compared to the year ended December 31, 2022, primarily due to: (i) reduction in total profit, as described above, (ii) increase of 264.0% of provisions, mainly driven by labor provision, (iii) increase in impairment losses on financial assets of 12.8% in 2023, driven by the growth of our portfolio and changes in our portfolio mix, especially among individuals and small and medium sized companies, and an increase in provisions as a result of a specific large customer case in our wholesale segment, and (iv) an increase of 7.3% in administrative expenses for the year ended December 31, 2023.

The Customer Loan Portfolio totaled R$ 552 billion as of December 31, 2023, an increase of 5.1% compared to December 31, 2022, mainly due to an increase in the portfolio of loans to individuals (specially credit cards, payroll, and agricultural credits) and to Companies and small and medium sized companies, which was offset by the reduction in the Customer Loan Portfolio as a result of the sale of our entire stake in Banco PSA in the year ended December 31, 2023.

Exposure to credit risk totaled R$ 719.9 billion as of December 31, 2023, an increase of 8.3% compared to December 31, 2022, mainly due to an increase of 24.4% on private securities and 14.5% on guarantees.

Credit Quality remains at reasonable levels and supports our growth. The ratio of depreciated assets to credit risk was 5.5% in the year ended December 31, 2023, a decrease of 0.4 p.p. compared to the previous year.

The coverage ratio was 88.1% in the year ended December 31, 2023, a decrease of 1.7 p.p. from 89.8% in the year ended December 31, 2022. Our Basel Capital Adequacy Ratio was 14.5% for the year ended December 31, 2023, a decrease of 0.6 p.p. compared to the year ended December 31, 2022.

The deposits of the Central Bank of Brazil and the deposits of credit institutions plus customer deposits increased by 15.8%, reaching R$ 702 billion in 2023, mainly due to an increase in term deposits, given the greater appeal of fixed income investments in a prevailing high interest rate environment in 2023, coupled with our investment-focused strategy, highlighted by our AAA investment advisory offering.

Results of Operations

The following table presents our consolidated operating results for the years ended December 31, 2023, 2022 and 2021:

	For the financial year ended December 31,
	2023	2022	2021	Amendment % 2023/2022	Amendment % 2022/2021
	(in millions of R$, except percentages)
Net interest income	46.884	47.503	51.318	(1.3)	(7.4)
Profits from equity instruments	22	38	90	(41.7)	(57.7)
Corporate profits accounted for by the equity method	239	199	144	20.1	38.1
Net fee and commission income (expense)	15.640	14.876	15.274	5.1	(2.6)
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	3.795	4.699	(1.781)	(19.2)	(363.9)
Other operating income (expenses) (net)	(716)	(841)	(1.120)	(14.9)	(24.9)
Total profit	65.864	66.475	63.926	(0.9)	4.0
Administrative expenditure	(19.563)	(18.240)	(17.316)	7.3	5.3
Depreciation and amortization	(2.741)	(2.586)	(2.434)	6.0	6.2
Provisions (net)	(4.424)	(1.215)	(2.179)	264.0	(44.2)
Impairment losses on financial assets (net)	(28.008)	(24.829)	(17.113)	12.8	45.1
Impairment losses on other (net) assets	(250)	(161)	(166)	55.4	(2.6)
Other non-financial gains (losses)	1.044	131	33	693.7	304.4
Operating profit before tax	11.922	19.575	24.750	(39.1)	(20.9)
Income tax	(2.423)	(5.235)	(9.191)	(53.7)	(43.0)
Consolidated net income for the year	9.499	14.339	15.559	(33.8)	(7.8)

Consolidated profit for the year

Our consolidated net income for the year ended December 31, 2023, was R$ 9,499 million, a decrease of R$ 4,481 million, or 33.8%, compared to our consolidated net income of R$14,339 million for the year ended December 31, 2022, primarily due to (i) an increase in legal provisions of R$ 3,209 million, or 264%, reaching R$ 4,424 million for the year ended on December 31, 2023, compared to R$ 1,215 million for the year ended December 31, 2022, driven by an increase in provision for labor charges in the period; and (ii) an increase in losses related to financial assets of R$ 3,179 million, or 12.8%, reaching R$ 28,008 million at December 31, 2023, compared to R$ 24,829 million at December 31, 2022, driven by the deterioration of our loan portfolio, which was impacted by an increase in provisions as a result of a specific case of a large client in our wholesale segment; and (iii) a reduction in net interest income of R$ 619 million, which was driven by lower credit income, attributable to a shift in our portfolio mix towards clients with a better risk profile and focus on collateralized products, as well as a decrease in our performance in market operations.

December 31, 2022 was R$14,339 million, a decrease of R$1,220 million, or 7.8%, compared to our consolidated net income of R$15,559 million for the year ended December 31, 2021, primarily due to an increase in losses due to a reduction in the recoverable amount of financial assets of R$7,716 million, or 45.1%, to R$ 24,829 million in the year ended December 31, 2022, from R$ 17,113 million in the fiscal year December 31, 2021, due to the deterioration of the loan portfolio that was impacted by a specific case of a large client in our wholesale segment that filed for judicial reorganization, and a reduction in net interest income from R$3,815 million, or 7.4%, to R$47,503 million in the year ended December 31, 2022 from R$51,318 million in December 31, 2021, primarily due to an increase in interest rates in force in Brazil as a result of the Central Bank of Brazil's increases in the SELIC rate to suppress inflation and a decrease in revenue and d fees received from customers as a result of more selective credit policies and services and an increase in the cost of our obligations as a result of higher interest rates.

Net interest income

Net interest income for the year ended December 31, 2023, was R$ 46,884 million, a decrease of 1.3% or R$ 619 million compared to R$47,503 million of the year ended December 31, 2022. Said reduction was mainly due to the decrease in credit revenues, impacted by lower interest rate spreads, attributable to a shift in our portfolio mix towards clients with a better risk profile and a focus on collateralized products. This was partially offset by volume growth, driven by loans to households, small and medium sized companies, and corporates. We also underperformed out market operations.

The average total of assets earned in 2023 was R$ 1,010.4 billion, an increase of 11.8% or R$ 107 million compared to R$ 903.4 billion of 2022. The main driven of said growth was the increase of R$ 35.7 billion, or 7.1%, on the average value of loans and advances of customers.

Net income (net interest income divided by average profitable assets) in 2023 was 4.9% and 5.3% in 2022, mainly due to a change towards our mix portfolio of products with lower risks, as explained above.

The average total of interest-bearing liabilities in 2023 was R$ 758.9 billion, an increase of 12.8% or R$ 85.9 billion compared to R$ 673.0 billion in 2022. The main driven of this growth was an R$ 52.2 billion increases in customer deposits as a result of higher volumes of term deposits, given a higher appeal of the investors in fixed income investments in an environment with a higher interest rate in 2023.

Finally, the yield spread (the difference between gross income from earned assets and the average cost of interest-bearing liabilities) was 2.5% in 2023, mainly due to a change in our mix portfolio towards clients with better rick profile.

Net interest income for the year ended December 31, 2022, was R$ 47,503 million, a decrease of 7.4% or R$ 3,815 million compared to R$ 51,318 million of the year ended December 31, 2021. Said reduction happened mainly due to the increase in interest rates, which increase the pressure over our margins, partially offset by the growth of gains/losses of assets and financial liabilities (net) and exchange rates differences (net).

Total average profitable assets in 2022 were R$ 903.4 billion, an increase of 7.13% or R$ 60.1 billion compared to R$ 843.3 billion in 2021. Mainly driven by an increase of R$ 42.4 billion, or 9.2% in average of loans and in advance to customers.

Net financial margin (financial margin divided by average profitable assets) in 2022 was 5.3% and 6.1% in 2021.

The average total of onerous liabilities in 2022 was R$ 673.0 billion, an increase of 3.9% or R$ 25.3 billion compared to R$ 647.7 billion in 2021. The main driver of this growth was the increase of R$ 18.6 billion in customer deposits due to a shift in consumption preferences towards interest earning assets.

Finally, the net yield spread (the difference between gross income on assets earned and the average cost of interest-bearing liabilities) was 3.0% in 2022, mainly due to the increase in interest rates in Brazil in 2022.

Income from equity instruments

Income from equity instruments for the year ended December 31, 2023, totaled R$ 22 million, a decrease of R$ 16 million compared to R$ 38 million in the year ended December 31, 2022, mainly due to higher dividend gains from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Crédito.

Profit from equity instruments for the year ended December 31, 2022 totaled R$38 million, a decrease of R$52 million from R$90 million in the year ended December 31, 2021, mainly due to higher dividend gains from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Credito Privado de Investimento no Exterior, in 2021 compared to 2022.

Equity Result

The result of companies accounted for by the equity method for the year ended December 31, 2023, was R$ 239 million, an increase of R$ 40 million compared to R$ 199 million for the year ended December 31, 2022.

The result of companies accounted for by the equity method for the year ended December 31, 2022 was R$ 199 million, an increase of R$ 55 million compared to R$ 144 million in the year ended December 31, 2021, mainly due to an increase of R$ 50.6 million in the result of operations of Mobills, acquired by us in 2021.

Net fee and commission revenues

Net fee and commission revenues for the year ended December 31, 2023, were R$ 15,640 million, an increase of 5.1% or R$ 764 million compared to R$ 14,876 million for the year ended December 31, 2022. This was primarily attributed to (i) asset management and pension fund businesses, which recorded higher revenues driven by out consortium products (“consortium”), (ii) card revenues, due to the increase in the number of transactions and customer spending and (iii) capital markets and trade finance, where we obtained higher revenues from intermediation and financial advisory services to companies.

Net revenue from fees and commissions for the year ended December 31, 2022 were R$14,876 million, a decrease of 2.6% or R$397 million compared to R$15,273 million for the year ended December 31, 2021. This was primarily attributed to (i) a decrease in credit and debit card issuances as a result of a more selective credit approval policy, (ii) Getnet's spin-off (in the first quarter of 2021), (iii) a decrease in current and accountable service fees (as a result of annual fee waiver campaigns and customers' increasing use of PIX as an alternative to traditional banking). This was partially offset by an increase in collection and payment services and in the management of assets and pension funds.

Net management fees and pension funds totaled R$ 1,990 million for the year ended December 31, 2023, an increase of 24.4% compared to the year ended December 31, 2022.

Net trade finance fees and commissions totaled R$ 1,926 million in the year ended December 31, 2023, an increase of 5.6% compared to the year ended December 31, 2022.

Net credit and debit card fees and commissions totaled R$ 3,554 million in the year ended December 31, 2023, an increase of 12.8% compared to the year ended December 31, 2022, mainly due to the increase in the number of transactions and customer spending.

Net capital market commissions totaled R$ 1,183 million in the year ended December 31, 2023, an increase of 6.4% compared to the year ended December 31, 2022. This increase was driven mainly by the growth in intermediation and financial advisory revenues provided to companies.

The following table reflects the composition of net fee and commission revenues for the years ended December 31, 2023, 2022 and 2021:

	For the Year Ended December 31
	2023	2022	2021	Amendment % 2023/2022	Amendment % 2022/2021
	(in millions of R$, except percentages)
Current account services	3,255	3,267	3,549	(0.4)	(8.0)
Billing and payment services	1,801	1,790	1,626	0.6	10.1
Insurance and capitalization	4,303	4,357	4,311	(1.2)	1.1
Asset Management and Pension Funds	1,990	1,600	1,418	24.4	12.8
Credit and debit cards	3,554	3,151	3,666	12.8	(14.0)
Capital markets	1,183	1,112	1,053	6.4	5.5
Trade finance	1,926	1,825	1,758	5.5	3.8
Service tax	(758)	(687)	(712)	10.3	(3.6)
Other	(1,614)	(1,538)	(1,396)	4.9	10.2
Total	15,640	14,876	15,273	5.1	(2.6)

"Gains/losses on financial assets and liabilities (net) and exchange rate changes (net)"

Gains on financial assets and liabilities (net) and exchange differences (net) in the year ended December 31, 2023 totaled R$ 3,795 million, a decrease of R$ 904 million compared to gains of R$ 4,699 million in the year ended December 31, 2022. This variation is mainly due to (i) losses of R$ 938 million related to net hedge accounting gains or losses. For more information, please refer to notes 36 and 37 of our audited consolidated financial statements – included in this annual report.

Gains on financial assets and liabilities (net) and exchange differences (net) in the year ended December 31, 2022 totaled R$4,699 million, an increase of R$6,480 million compared to losses of R$1,781 million in the year ended December 31, 2021. This variation is primarily due to (i) gains of R$ 3,985 million related to net hedge accounting gains or losses and (ii) gains of R$ 426 million related to financial instruments not measured at fair value through income.

The following table presents our gains/losses on financial assets and liabilities (net) and exchange differences (net) in the periods indicated.

	For the Year Ended December 31
	2023	2022	2021	Amendment % 2023/2022	Amendment % 2022/2021
	(in millions of R$, except percentages)
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	3.795	4.699	(1.781)	(19,2)	n.m.
Hedge effects of investments made abroad	(163)	(129)	2.512	26,4	n.m.
Gains (losses) on financial assets and liabilities (net) and exchange differences (net) excluding hedge effects for investments held abroad (1)	3.632	4.570	731	(20,5)	524,8

(1) Gains/losses on financial assets and liabilities (net) and exchange rate differences (net) excluding the effects of overseas hedging are a non-GAAP measure. For more information, see "Item 3. Key Information — A. Financial Data Selected — Reconciliation of Non-GAAP Measures and Indices with the Most Directly Comparable IFRS Financial Measures."

Other Operating Profits/Expenses

Other operating expenses for the year ended December 31, 2023, totaled R$ 716 million, a decrease of R$ 125 million compared to expenses of R$ 841 million for the year ended December 31, 2022, mainly due to higher expenses with pension plans (FGC) arising from a growth in global deposit balance.

Other operating expenses for the year ended December 31, 2022 totaled R$841 million, a decrease of R$279 million compared to expenses of R$1,120 million for the year ended December 31, 2021, primarily due to lower expenses with the Benefit Guarantee Fund (FGB) pension plan and higher expenses with FGC pension plans, given the increase in the balance of deposits from R$ 436 million to R$ 478 million, which was mainly due to the increase in the consumption of products covered by the FGC. For the year ended December 31, 2021, other operating income/expenses were expenses of R$1,120 million, compared to expenses of R$873 million for the year ended December 31, 2020.

Administrative Expenses

Administrative expenses for the year ended December 31, 2023 were R$ 19,563 million, an increase of R$ 1,323 million compared to expenses of R$ 18,240 million for the year ended December 31, 2022, primarily due to the increase in expenses for salaries and wages, technology/systems and technical services, resulting from the increase in inflation in the period and investment in expansion of the business.

Administrative expenses for the year ended December 31, 2022 were R$18,240 million, an increase of R$924 million compared to expenses of R$17,316 million for the year ended December 31, 2021, primarily due to the increase in expenses for salaries and wages, technology/systems and technical services, resulting from the increase in inflation in the period.

Personnel expenses increased by R$ 917 million in the year ended December 31, 2023, primarily due to higher employee wages and salaries arising from our collective bargaining with employees in 2022, which was applied to salaries up from September 2022, as well as the collective bargaining with employees in 2023, which was applied to salaries up from September 2023.

Personnel expenses increased by R$871 million in the year ended December 31, 2022, primarily due to higher employee wages and salaries arising from our collective bargaining with employees in 2021, which impacted the first eight months of 2022, and our 2022 collective bargaining agreement, which impacted the last four months of the year.

The following table presents our personnel expenses for each of the periods indicated:

	For the financial year ended December 31,
	2023	2022	2021	Amendment % 2023/2022	Amendment % 2022/2021
	(in millions of R$, except percentages)
Salaries and remuneration	6.640	6.311	5.905	5,2	6,9
Social insurance costs	1.654	1.431	1.153	15,6	24,1
Benefits	1.659	1.603	1.435	3,5	11,7
Training	62	60	55	3,3	9,1
Other staff expenditure	799	492	478	62,4	2,9
Total	10.814	9.896	9.026	9,3	9,6

Other administrative expenses increased R$ 406 million to R$ 8,749 million in the year ended December 31, 2023, from R$ 8,343 million in the year ended December 2022, primarily as a result of higher expenses on technical and specialized services, resulting from inflation growth in the period and investments to expand the business.

Other administrative expense increased R$52 million to R$8,343 million in the year ended December 31, 2022, from R$8,291 million in the year ended December 31, 2021, primarily as a result of higher expenses on real estate, utensils and supplies, and technology and systems, resulting from inflationary pressures, which were partially offset by decreased advertising expenses.

The following table presents our other administrative expenses for each of the periods indicated:

	For the financial year ended December 31,
	2023	2022	2021	Amendment % 2023/2022	Amendment % 2022/2021
	(in millions of R$, except percentages)
Technical and specialized services	2.397	2.229	2.184	7,5	2,1
Real estate, improvements and supplies	896	896	889	-	0,8
Technology and systems	2.384	2.577	2.474	(7,5)	4,2
Advertising	522	541	621	(3,5)	(12,9)
Communications	502	422	353	19,0	19,5
Daily rates and travel expenses	163	73	72	123,3	1,4
Taxes other than income tax	173	149	202	16,1	(26,2)
Surveillance and courier services	525	549	598	(4,4)	(8,2)
Insurance premiums	27	22	22	22,7	-
Other administrative expenditure	1160	887	874	30,8	1,5
Total	8.749	8.343	8.291	4,9	0,6

The efficiency ratio, calculated as total administrative expenses divided by total profit, increased to 29.7% in the year ended December 31, 2023 compared to 27,4% in the year ended December 2022. This increase of 2.3 p.p. in the index is mainly due to the reduction in net income (as a result of out more selective credit approval strategy and lower performance in market operations) and an increase in administrative expenses.

The efficiency ratio, calculated as total administrative expenses divided by total profit, increased to 27.4% in the year ended December 31, 2022, compared to 27.1% in the year ended December 31, 2021. This increase of 0.35 p.p. in the index is mainly due to the increase in administrative expenses, resulting from the increase in inflation in the period, and to the effect of a more selective credit approval policy.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2023 was R$ 2,741 million, an increase of 6.0% or R$155 million from R$2,586 million for the year ended December 31, 2022, primarily due to higher expenses for the amortization of hardware and software items resulting from investments made in the year ended December 31, 2023.

Depreciation and amortization for the year ended December 31, 2022 was R$2,586 million, an increase of 6.2% or R$152 million from R$2,434 million for the year ended December 31, 2021, primarily due to higher expenses for the amortization of hardware and software items resulting from investments made in the year ended December 31, 2022.

Provisions (Net)

The provisions mainly include provisions for tax, civil and especially labor causes. Provisions (net) totaled R$ 4,424 million in the year ended December 31, 2023, a decrease of 264.0%, or R$ 3,209 million, compared to R$ 1,215 million in the year ended December 31, 2022, mainly due to the increase of labor contingencies.

The provisions mainly include provisions for tax, civil and especially labor causes. Provisions (net) totaled R$1,215 million in the year ended December 31, 2022, a decrease of 44.2%, or R$964 million, compared to R$2,179 million in the year ended December 31, 2021. This was mainly due to the reduction of civil and labor lawsuits due to the revision of our operating model and the creation of provisions related to lawsuits filed by the Association of Retired Employees of the Bank of the State of São Paulo, or AFABESP, in which the classification of the risk of loss was maintained as probable in December 2022.

Impairment Losses on Financial Assets (Net)

Losses due to impairment of financial assets (net) in the year ended December 31, 2023 were R$ 28,008 million, an increase of R$ 3,179 million compared to R$ 24,829 million in the year ended the year ended December 31, 2022, driven by an increase in the provision as a result of an specific case of large client in our wholesale segment.

Losses due to impairment of financial assets (net) in the year ended December 31, 2022 were R$24,829 million, an increase of R$7,716 million compared to R$17,113 million in the year ended the year ended. December 31, 2021, driven by deteriorating macroeconomic conditions in Brazil and a specific case of a large client in our wholesale segment.

Our credit risk exposure portfolio increased by R$ 55.3 billion to R$ 719.8 billion as of December 31, 2023 compared to R$ 664.5 billion on December 31, 2022. In addition, our depreciated assets increased by R$ 0.7 billion from R$ 39.2 billion as of December 31, 2022 to R$ 39.9 billion in the year ended December 31, 2023.

Our credit risk exposure portfolio increased by R$ 43.4 billion to R$ 664.5 billion as of December 31, 2022, compared to R$ 621.1 billion as of December 31, 2021. In addition, our depreciated assets increased by R$12.3 billion from R$26.9 billion as of December 31, 2021 to R$39.2 billion in the year ended December 31, 2022.

The following table shows the ratio of our non-recoverable assets to total credit risk exposure and our coverage ratio as of December 31, 2023, 2022 and 2021.

	On December 31,
	2023	2022	2021
	(in millions of R$, except percentages)
Loans and advances to customers, gross	551.536	524.655	493.355
Depreciated assets	39.887	39.224	26.923
Provisions for impairment losses	35.153	35.212	29.723
Non-GAAP Credit Risk Exposure – Customers (1)	719.881	568.338	540.873
Indexes
Assets that are recoverable from exposure to credit risk	5,5%	6,9%	5,0%
Coverage ratio (2)	88,1%	89,8%	110,4%
Impairment losses	(28.008)	(24.829)	(17.113)
Losses on other financial instruments not measured at fair value (3)	(28.008)	—	—
Impairment losses on financial assets (net) (4)	551.536	(24.829)	(17.113)
________________________________
(1)	Exposure to credit risk is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including depreciated assets), guarantees and private securities (securities issued by non governmental entities). We have included off-balance sheet information to this extent to better demonstrate our managed credit risk. For more information, see "Item 3. Key Information — A. Financial Data Selected — Reconciliation of Non-GAAP Measures and Indices with the Most Directly Comparable IFRS Financial Measures."
(2)	Provisions for impairment losses as a percentage of assets with a reduction to recoverable value.
(3)	In December 31, 2023, 2022 and 2021, our total impairment losses on financial instruments included R$ 1,327, R$ 1,173 million and R$ 1,191 million, respectively, related to debt instruments.

Non-recoverable assets by Loan Type

The following table shows our non-recoverable assets by loan type as of December 31, 2023, 2022 and 2021.

	For the financial year ended December 31,
	2023	2022	2021	Amendment % 2023/2022	Amendment % 2022/2021
	(in millions of R$, except percentages)
Commercial and industrial	16.292	14.156	11.440	15,1	23,7
Real estate	1.352	1.058	470	27,8	125,1
Installment loans to individuals	22.239	23.999	14.996	(7,3)	60,0
Lease financing	4	10	17	(60,0)	(41,2)
Total	39.887	39.224	26.923	1,7	45,7

Commercial and Industrial

Depreciated assets in the commercial and industrial loan portfolio totaled R$ 16,292 million as of December 31, 2023, an increase of R$ 2,136 million, or 15.1%, compared to R$ 14,156 million as of December 31, 2022. This increase was due to a specific case of a large client in our wholesale segment that entered into judicial reorganization proceedings.

Depreciated assets in the commercial and industrial loan portfolio totaled R$14,156 million as of December 31, 2022, an increase of R$2,716 million, or 23.7%, compared to R$11,440 million as of December 31, 2021. This increase was due to a specific case of a large client in our wholesale segment that entered into judicial reorganization proceedings.

Real estate

Depreciated assets in the real estate loan portfolio totaled R$1,352 million as of December 31, 2023, an increase of R$294 million, or 27.9% compared to R$1,058 million as of December 31, 2022. The increase in depreciated assets in this portfolio was mainly due to the maturity of loans granted before we tightened out credit approval conditions with effect from January 2022.

Depreciated assets in the real estate loan portfolio totaled R$1,058 million as of December 31, 2022, an increase of R$588 million, or 125% compared to R$470 million as of December 31, 2021. The increase in depreciated assets in this portfolio was mainly due to the impact on our clients of deteriorating macroeconomic conditions in Brazil.

Installment Loans to Individuals

Depreciated assets in the portfolio of installment loans to individuals totaled R$ 22,239 million as of December 31, 2023, a reduction of R$ 1,760 million, or 7.3%, compared to compared to R$ 23,999 million as of December 31, 2022. The decrease of the depreciated assets in the portfolio of installment loans resulted mainly from the fact that the loans granted after we tightened out credit approval conditions with effect from January 2022 generally perform better than loans granted before that date.

Depreciated assets in the portfolio of installment loans to individuals totaled R$23,999 million as of December 31, 2022, an increase of R$9,003 million, or 60.0% compared to R$14,996 million as of December 31, 2021. The increase in depreciated assets in this portfolio was due to the impact on our clients of deteriorating macroeconomic conditions in Brazil.

Financial Lease

Depreciated assets in the lease loan portfolio totaled R$ 4 million as of December 31, 2023, a decrease of R$ 6 million compared to R$ 10 million as of December 31, 2022. The reduction of the non-recoverable assets in the lease loan portfolio was mainly a result of improved qualities of the most recent credit origination.

Depreciated assets in the lease loan portfolio totaled R$10 million as of December 31, 2022, a decrease of R$7 million compared to R$17 million at December 31, 2021 primarily due to a decrease in delinquent loans.

Impairment Losses on Other Assets (Net)

Impairment losses of other (net) assets in the year ended December 31, 2023 totaled losses of R$ 250 million, a decrease of R$ 89 million compared to R$ 161 million in the year ended December 31, 2022, primarily due to impairment losses on intangible assets.

Impairment losses of other (net) assets in the year ended December 31, 2022 totaled losses of R$161 million, a decrease of R$4 million compared to R$166 million in the year ended December 31, 2021, primarily due to impairment losses on intangible assets.

Other Non-Financial Gains/Losses

Other non-financial gains totaled R$ 1,044 million during the year ended December 31, 2023, an increase of R$ 913 million compared to gains of R$ 131 million during the year ended December 31, 2022, primarily due to the sell of 40% stake in the share capital of Webmotors.

Other non-financial gains totaled R$131 million during the year ended December 31, 2022, an increase of R$99 million compared to gains of R$33 million during the year ended December 31, 2021, primarily due to non-recurring gains from real estate gains in the year ended December 31, 2022.

Operating Income before Taxation

Operating profit before tax for the year ended December 31, 2023 was R$ 11,922 million, a decrease of R$ 7,653 million, or 39.1%, compared to R$19,575 million for the year ended December 31, 2022. For the year ended December 31, 2021, our operating profit before tax was R$ 24,750 million.

Excluding the effects of hedging for investments held abroad, operating profit before tax totaled R$ 11,759 million in the year ended December 31, 2023, a decrease of 39.57% compared to R$ 19,446 million in the year ended December 31, 2022. In the year ended December 31, 2021, operating profit before tax was R$ 27,262 million. Operating profit before tax, excluding hedging effects for investments held abroad, is a non-GAAP measure. For more information, see "Item 3. Key Information — A. Financial Data Selected — Reconciliation of Non-GAAP Measures and Indices with the Most Directly Comparable IFRS Financial Measures."

The table below presents our operating profit before tax and our operating profit before taxes, excluding the effects of hedging for investments held abroad in the periods presented.

	For the financial year ended December 31,
	2023	2022	2021	Amendment % 2023/2022	Amendment % 2022/2021
	(in millions of R$, except percentages)
Operating profit before tax	11.922	19.575	24.750	(39,1)	(20,9)
Hedge effects of investments made abroad	(163)	(129)	2.512	26,4	(105,1)
Adjusted operating profit before tax (1)	11.759	19.446	27.262	(39,5)	(28,7)

(1) Adjusted operating income is a non-GAAP measure. For more information, see "Item 3. Key Information — A. Financial Data Selected — Reconciliation of Non-GAAP Measures and Indices with the Most Directly Comparable IFRS Financial Measures."

Income Taxes

Income tax expenses include income tax, social contribution, PIS and COFINS (which are social contributions due on certain revenues net of some expenses).

Total income tax was R$ 2,423 million in the year ended December 31, 2023, a reduction of 53.7%, or R$2,812 million, relative to the income tax balance of R$5,235 million in the year ended December 31, 2022. This reduction in expenses was primarily attributable to the following: (i) decrease of 39.15 or R$ 7,653 million of operational profit before tax to R$ 11,922 million in the year ended December 31, 2023, from R$ 19,575 million in the year ended December 31, 2022, primarily due to an increase in the provision net profit from R$ 3,208 million, or 264%, to R$ 4,24, million in the year ended December 31, 2023, from R$ 1,215 million in the year ended December 31, 2022; and (ii) other events that reduced the value of corporate taxes, such as increase of IOF, wich led to an increase of 12.63,or R$ 298 million, compared to R$ 2,363 million in the year ended in December 31, 2022.

Total income tax was R$5,235 million in the year ended December 31, 2022, a reduction of 43%, or R$3,956 million, relative to the income tax balance of R$9,191 million in the year ended December 31, 2021. This reduction in expenses was primarily attributable to the following: (i) foreign exchange losses of R$129 million as a result of the effects of exchange rate variations on foreign investment in our subsidiary and for hedging instruments, affecting "our gains (losses) on (net) financial assets and liabilities"; and (ii) a 20.9% or R$5,176 million reduction in operating profit before tax arising from the entities' operating results to R$19,575 million in the year ended December 31, 2022, from R$24,750 million in the year ended December 31, 2021, which was primarily due to a decrease in net interest income of R$3,815 million; or 7.4%, to R$47,503 million in the year ended December 31, 2022, of R$51,318 million in the year ended December 31, 2021 driven by our loan portfolio.

The following table shows our income tax and income tax excluding the effects of hedging for investments held abroad in the periods indicated.

	For the financial year ended December 31,
	2023	2022	2021	Amendment % 2023/2022	Amendment % 2022/2021
	(in millions of R$, except percentages)
Income taxes	(2.423)	(5.235)	(9.191)	(53,7)	(43,0)
Hedge effects of investments made abroad	163	129	(2.512)	26,4	(105,1)
Income tax excluding hedging effects for investments held abroad (*)	(2.260)	(5.106)	(11.703)	55,7	(56,4)

* Income tax, excluding the effects of hedging investment made abroad, is a non-GAAP measure. For more information, see "Item 3. Key Information — A. Financial Data Selected — Reconciliation of Non-GAAP Measures and Indices with the Most Directly Comparable IFRS Financial Measures."

Results of Operations by Segment for the Years Ended December 31, 2023, 2022 and 2021

The following tables show our operating results for the years ended December 31, 2023, 2022 and 2021 for each of our operating segments.

Commercial bank

For the financial year ended December 31,

	2023	2022	2021	Amendment % 2023/2022	Amendment % 2022/2021
	(in millions of R$, except percentages)
Net interest income	44.652	45.618	46.236	(2,1)	(1,3)
Profits from equity instruments	4	11	10	(63,6)	10,0
Corporate profits accounted for by the equity method	185	148	105	25,0	41,0
Net fee and commission profits	13.270	12.539	13.285	5,8	(5,6)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(1.125)	(360)	(1.433)	212,5	(74,9)

Other operating profits (expenses)	(596)	(718)	(974)	(17,0)	(26,3)
Total profit	56.389	57.237	57.229	(1,5)	0,0
Staff costs	(9.754)	(8.986)	(8.221)	8,5	9,3
Other administrative expenditure	(7.867)	(7.571)	(7.697)	3,9	(1,6)
Administrative expenditure	(17.621)	(16.557)	(15.918)	6,4	4,0
Depreciation and amortization	(2.621)	(2.480)	(2.343)	5,7	5,8
Provisions (net)	(4.404)	(1.208)	(2.177)	264,6	(44,5)
Impairment losses on financial assets (net)	(26.583)	(23.683)	(17.170)	12,2	37,9
Impairment losses on other (net) assets	(250)	(160)	(164)	56,3	(2,4)
Other non-financial gains (losses)	1.044	131	33	696,9	297,0
Operating profit before tax	5.953	13.281	19.491	(55,2)	(31,9)

	For the financial year ended December 31,
	2023	2022	2021	Amendment % 2023/2022	Amendment % 2022/2021
	(in millions of R$, except percentages)
Operating Profit Before Tax	5.953	13.281	19.491	(55,2)	(31,9)
Effects of hedge of investment made abroad	(163)	(129)	2.512	26,4	n.m.
Adjusted operating profit before tax (1)	5.790	13.151	22.003	(56,0)	(40,2)

2023 and 2022

Operating profit before tax attributable to the Commercial Banking segment for the year ended December 31, 2023 was R$ 5,9 billion, a decrease of R$ 7.3 billion compared to R$13.3 billion in the year ended December 31, 2022.

This variation is mainly due to:

• an increase of R$ 3.2 billion in legal provision, representing an increase of 246.7% compared to the year ended December 31, 2022;

• an increase of R$ 2.9 billion in impairment losses on financial assets (net), representing an increase of 12.2% compared to the year ended December 31, 2022, mainly due to an increase in the credit portfolio driven by individuals’ portfolios and consumption loans;

• a reduction in net revenue driven by our strategy of selective credit in year ended December 31, 2023 compare to year ended December 31, 2022.

Excluding the effects of hedging for investments held abroad on our revenues, our operating profit before tax would have been R$5.8 billion, 56.0% lower than in the fiscal year ended December 31, 2022. Operating income, excluding hedging effects for overseas investments, is a non-GAAP measure.

2022 and 2021

Operating profit before tax attributable to the Commercial Banking segment for the year ended December 31, 2022 was R$13.3 billion, a decrease of R$6.2 billion from R$19.5 billion in the year ended December 31, 2021.

This variation is mainly due to:

• an increase of R$ 6.5 billion in impairment losses on financial assets (net), representing an increase of 37.9% compared to the year ended December 31, 2021, mainly due to (i) an increase in the loan portfolio driven by the portfolio of individual clients, despite a more selective credit approval policy, and (ii) the deterioration of the loan portfolio driven in particular by the increase in the cost of credit as a result of higher interest rates in 2022 than in 2021.

• a $746 million reduction in net fee and commission revenue due to (i) a more selective credit approval policy and (ii) reduced current and accountable service fees (as a result of annual fee waiver campaigns and as a result of customers' increasing use of PIX as an alternative to traditional banking).

Excluding the effects of hedging for investments held abroad on our revenues, our operating profit before tax would have been R$13.2 billion, 40.2% lower than in the fiscal year ended December 31, 2021. Operating income, excluding hedging effects for overseas investments, is a non-GAAP measure.

Global Wholesale Bank

	For the financial year ended December 31,
	2023	2022	2021	Amendment % 2023/2022	Amendment % 2022/2021
	(in millions of R$, except percentages)
Net interest income	2.232	1.885	5.082	18,4	(62,9)
Profits from equity instruments	19	27	80	(29,6)	(66,3)
Corporate profits accounted for by the equity method	54	52	39	3,8	33,3
Net fee and commission profits	2.370	2.337	1.988	1,4	17,6
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	4.920	5.060	(347)	(2,8)	n.m.
Other operating profits (expenses)	(120)	(123)	(145)	(2,4)	(15,2)
Total profit	9.476	9.238	6.697	2,6	37,9
Administrative expenditure	(1.942)	(1.683)	(1.399)	15,4	20,3
Staff costs	(1.060)	(911)	(805)	16,4	13,2
Other administrative expenditure	(882)	(772)	(593)	14,2	30,2
Depreciation and amortization	(120)	(106)	(91)	13,2	16,5
Provisions (net)	(20)	(8)	(3)	150,0	166,7
Impairment losses on financial assets (net)	(1.425)	(1.146)	57	24,3	n.m.
Impairment losses on other (net) assets	-	(1)	(2)	n.m.	(50,0)
Operating profit before tax	5.969	6.294	5.260	(5,2)	19,7

n.s. = not significant.

2023 and 2022

Operating profit before tax attributable to the Global Wholesale Bank segment for the year ended December 31, 2023 was R$5,968 billion, an increase of 5.2% or R$326 million over the year ended December 31, 2022, which was primarily due to an increase in (i) administrative expenses and (ii) losses resulted from the reduction of the amount of recoverable financial assets (net) primarily driven by a specific case of a large client in our wholesale segment that has entered judicial reorganization proceedings.

2022 and 2021

Operating profit before tax attributable to the Global Wholesale Bank segment for the year ended December 31, 2022 was $6.3 billion, an increase of 19.7% or $1,035 million over the year ended December 31, 2021, which was primarily due to an increase in (i) net commission revenue primarily due to capital markets and trade finance and (ii) gain on assets and financial liabilities and exchange rate difference driven by gains on financial assets measured at fair value through the result maintained for trading. These results partially offset the increase in impairment losses in financial assets, primarily driven by a specific case of a large client in our wholesale segment that has entered judicial reorganization proceedings.

2.3. The directors must comment:

a.           Significant changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2.

IRFS 17 - As of May 2017, IASB issued the IFRS regarding insurance contracts, which aims to replace IFRS 4. The IFRS 17 has an implementation date of January 1st, 2023, with retrospective adjustments in comparisons. This standard aims to demonstrate greater transparency and useful information in the financial statements, being the recognition of profits to the extent of the delivery of insurance services on of the main changes, in order to evaluate the performance of the insurers over time. The measurement method used was the Building Block Approach (BBA). The transition was divided into two stages with different methodologies, given the availability of data from various acquisitions: • Fair Value Methodology: FBG product portfolio. • Total Retrospective Methodology: Pension Portfolio with Risks (risk coverage (savings). The impacts of the adoption were:

12/31/2023
Effects on Assets	15.395
Tax Assets	15.395
Effects on Liabilities	38.488
Other Obligations (a)	38.488
Effects on Comprehensive Income	(27.931)
Other Comprehensive results	(27.931)
Effects on results	4.839
(a)	The impact is included on the balance presented at “Liabilities for Insurance Contracts” disclosed in note 24.

The effects of the applicability of IFRS 17 for the year ended December 31, 2022 are not material. For the year ended December 31, 2021, accounting policies for insurance contracts follow IFRS 4.

Amendment to IAS 12 – Taxes on Profit: in December 2021, the Organization for Economic Cooperation and Development (OECD) released the rules of the Pillar Two model aiming at a reform of international corporate taxation in order to ensure that multinational economic groups within the scope of these rules pay tax on the minimum effective profit at the rate of 15%. The effective profit tax rate of each country, calculated in this model, was called “Global effective tax rate”. Those rules must be approved by the local legislation of each country, some of which have already enacted new laws or are in the process of being discussed and approved, and there will be no impact on Santander.

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies: change of the term “significant accounting policies” to “material accounting policies”. The amendment also defines what “material accounting policies information” is, explains how to identify it and clarifies which immaterial accounting policies information may not be disclosed, but if it is, that is should not obscure the relevant accounting information. The “IFRS Practice Statement 2 Making Materiality Judments”, also amended, provides guidance on how to apply the concept of materiality to accounting policy disclosure.

Amendment to IAS 8 – Accounting Policies, Shift of Estimate and Rectification of Error: clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, since changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied to previous transactions and other previous events, as well as to the current period. This change is effective as of January 1st, 2023 and will have no impact on Santander.

Amendment to IAS 12 – Taxes on Profit: requires that entities recognize deferred tax on transactions that in the initial recognition give rise to equal amounts of taxable and deductible temporary differences. This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. Said amendment is effective as of January 1st, 2023 and has no impact on Santander.

There are no other IFRS or interpretation that have not yet been in force that could have material impact on the Bank’s financial statements.

b.           Modified opinions and emphases in the auditor's report

In the years ended December 31, 2023, 2022 and 2021, there were no caveats and emphases present in the opinion of the auditor in charge.

2.4. The officers shall comment on the material effects that the following events have caused or are expected to cause in the Company's financial statements and results:

a.           introduction or disposal of operating segment

No introduction or divestiture of an operating segment was carried out in the last 3 fiscal years.

b.        incorporation, acquisition or disposal of equity interest

•	Acquisition of the remaining portion of the capital stock of Apê 11 Tecnologia e Negócios Imobiliários Ltda.

On December 22, 2023, Santander Holding Imobiliária S.A. (“SHI”) – wholly-owned subsidiary of the Company – formalized, together with the shareholders of Apê 11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), certain Quota Purchase Agreement to acquire the remaining 10% of the capital stock of Apê11 held by minority shareholders (“Transaction”). As a result of the Transaction, SHI now holds 100% of the capital stock of Apê11.

•	Full merger of Mob Soluções em Tecnologia Ltda. By Mobills Labs Soluções em Tecnologia Ltda.

On December 31, 2023, Mob Soluções em Tecnologia Ltda (“Mob”) wes fully merged by its direct parent company, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills”), in accordance with the conditions set forth in the Protocol and Justitication of the transaction. The implementation of the full merger of Mob did not imply an increase in Mobills’ share capital, since all Mob’s shares were held by Mobills and, therefore, already reflected in an investment account by equivalence.

•                 Sale of the entire Equity Stake held by Aymoré Crédito, Financiamento e Investimento S.A. in Banque PSA Finance, S.A. and Santander Corretora de Seguros, Investimentos e Serviços S.A. in PSA Corretora de Seguros e Serviços Ltda.

On August 31, 2023, Aymoré Crédito, Financiamento e Investimento S.A. ("Aymoré") and Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora de Seguros”) concluded the sale of equity interest held by (a) Aymoré representing fifty percent (50%) of the share capital of Banco PSA Finance Brasil S.A., for Banque PSA, and (b) Santander Corretora de Seguros, representing fifty percent (50%) of the share capital of PSA Corretora de Seguros e Serviços Ltda., for Stellantis Services ("Transaction"). With the conclusion of the Transaction, Aymoré will no longer hold an equity interest in Banco PSA and Santander Corretora de Seguros will no longer hold an equity interest in Stellantis Corretora.

•                 Joint-venture between Banco Santander (Brasil) S.A. and Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda.

On July 24, 2023, Banco Santander, Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda entered into a joint-venture agreement, so that, once the transaction is completed, Banco Santander will hold twenty percent of capital stock of Sodexo Pass do Brasil Serviços e Comércio S.A. (“Transaction”). The conclusion of the Transaction will be subject to the fulfillment of certain conditions precedent customary in similar transactions, including obtaining the relevant regulatory clearances.

•                 Acquisition of the entire shareholding interest in Toro Participações S.A. and merger by Toro Corretora de Títulos e Valores Mobiliários S.A.

On January 3rd, 2024, after the fullfilment of the conditions precedente, Banco Santander concluded the transaction for the acquisition of all the shares of Toro Participações, so that it indirectly held 100% of the shares capital of Toro Corretora de Valores Mobiliários S.A. and Toro Investimentos S.A. On Febuary 29, 2024, the merger of Toro Participações S.A. by Toro Corretora de Títulos e Valores Mobiliários S.A. was approved. The effectiveness of the merge ris subject to approval by the Brazilian Central Bank.

•                 Sale of portion of Santander Corretora’s shareholding in Webmotors S.A. to Carsales.com Investments PTY LTD

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviço S.A. (“Santander Corretora”) concluded the sale of shares representing fourty percent of the share capital of Webmotors S.A. (“Webmotors”) to Carsales.com Investments PTY LTD (“Carsales”) (“Transaction”). With the conclusion of the Transaction, Santander Corretora became Holder of thirty percent and Carsaled seventy percent of the shares capital of Webmotors.

•                 Investment of Santander Corretora de Seguros, Investimentos e Serviços S.A. in Biomas – Serviços Ambiental, Restauração e Carbono S.A.

On November 9, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora") entered into an investment agreement to become a shareholder ("Operation") of Biomas – Serviços Ambiental, Restauração e Carbono S.A. ("Biomas"). Biomas is a company established with the purpose of providing services aimed at the development and execution of activities aimed at the restoration and conservation of biodiversity and natural ecosystems, aligning, therefore, with the ESG (Environmental, Social and Governance) purposes of the Santander Group. After the fulfillment of the condition’s precedent established in the Agreement, the closing of the Transaction took place on March 20, 2023, so that Santander Corretora now holds 16.66% of the shareholding of Biomas.

•	Investment of Lexisnexis Serviços de Análise de Risco Ltda. in Gestora de Inteligência de Crédito S.A.

On December 20, 2022, Banco Santander (Brasil) S.A. ("Santander"), together with the other shareholders, closed the investment transaction, through the subscription of new shares, by Lexisnexis Serviços de Análise de Risco Ltda. ("Lexisnexis") in Gestora de Inteligência de Crédito S.A. ("GIC"). Upon completion of the subscription, Lexisnexis becomes a shareholder holding shares equivalent to 20% (twenty percent) of GIC's share capital. With the implementation of the closure and the entry of Lexisnexis into GIC, Santander becomes the holder of 15.559% of the shares issued by GIC.

•                 Total spin-off of Atual Serviços de Recuperação de Crédito e Meios Digitais S.A. to Return Capital S.A. e Liderança Serviços Especializados em Cobrança Ltda.

On October 31, 2022, Atual Serviços de Recuperação de Crédito e Meios Digitais S.A. ("Atual") was fully divided and its assets were absorbed by both of its direct subsidiaries, Return Capital S.A. ("Return") and Liderança Serviços Especializados em Cobrança Ltda. ("Leadership") in accordance with the proportions established in the Protocol and Justification of the operation. With the implementation of the total spin-off, Return had its capital increased by R$ 3,990,617,559.32 and the Leadership by R$ 267,027,054.61, both of which were directly owned by Banco Santander (Brasil) S.A. as the sole shareholder of Return and the only partner of Leadership.

•                 Acquisition of an Equity Stake in SX Tools Soluções e Serviços Compartilhados Ltda.

On September 26, 2022, Banco Santander (Brasil) S.A. ("Banco Santander") underwrote the capital increase in SX Tools Soluções e Serviços Compartilhados Ltda ("SX Tools") becoming the sole partner of the company. SX Tools will act primarily in the provision of services to Banco Santander and Group companies and will concentrate the hiring of technology providers focused on the provision of such services.

•                 Acquisition of an Equity Stake in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora"), together with other investors, together with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A. ("CSD BR") and its respective shareholders, a certain investment agreement and other agreements ("Agreement") with a view to subscribing to a minority interest in CSD BR ("Transaction"). CSD BR operates as a registrar of financial assets, derivatives, securities and insurance policies, authorized by the Central Bank of Brazil, the Securities and Exchange Commission and the Superintendence of Private Insurance. After compliance with the conditions precedent set forth in the Agreement, the closing of the Transaction took place on May 26, 2022, so that Santander Corretora now holds 20% (twenty percent) of CSD BR's shareholding.

•                 Sale of the entire Equity Stake held in Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Ltda.

On May 26, 2022, Banco Santander entered into a contract with Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento ("Getnet IP"), the contract for the purchase and sale of shares, transfer of title and other covenants, of 100% of the shares of Paytec Tecnologia em Pagamentos Ltda. ("Transaction"). With the implementation of the Operation, Getnet IP directly held 100% of the shares of Paytec Tecnologia em Pagamentos Ltda and indirectly controlled Paytec Logística e Armazém Ltda.

•                 Acquisition of an Equity Stake in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. ("Santander DTVM", new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. ("Toro CTVM"), and Toro Investimentos S.A. ("Toro Investimentos" and, together with Toro CTVM, "Toro") entered into an agreement with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (collectively "Monetus"), an investment agreement and other agreements, by which, once the operation is carried out, Toro Investimentos would hold 100% of Monetus' share capital ("Transaction"). Monetus, originally from Belo Horizonte, carries out its activities through an automated investment application based on objectives. Upon compliance with the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

•                 Acquisition of an Equity Stake in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. ("Santander DTVM", new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. ("Toro CTVM"), and Toro Investimentos S.A. ("Toro Investimentos" and, together with Toro CTVM, "Toro") entered into an agreement with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (collectively "Mobills"), an investment agreement and other agreements, by which, once the operation was carried out, Toro Investimentos would hold 100% of Mobills' share capital ("Operation"). Headquartered in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. Upon compliance with the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

•                 Acquisition of an Equity Stake in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. ("SHI") – a wholly-owned subsidiary of the Company – entered into certain Share Purchase and Sale Agreement and Investment Agreement with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. ("Apê11"), pursuant to which, once the transaction was carried out, it would hold 90% of Apê11's share capital ("Operation"). Apê11 acts as a collaborative marketplace, a pioneer in the digitalization of the journey of buying houses and apartments. Following compliance with the condition’s precedent set forth in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on December 16, 2021.

•                 Acquisition of an Equity Stake in Solution 4Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. ("Aymoré"), entered into certain Investment and Share Purchase and Sale Agreement with the partners of Solution 4Fleet Consultoria Empresarial Ltda. ("Solution4Fleet"), pursuant to which, once the transaction was completed, Aymoré would hold 80% of Solution 4Fleet's share capital ("Operation"). Solution 4Fleet specializes in structuring vehicle rental and subscription businesses – a long-term rental modality for individuals. Upon compliance with the condition’s precedent set forth in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on October 8, 2021.

•                 Acquisition of an Equity Stake in Liderança Serviços Especializados em Cobranças Ltda. ("Liderança").

On August 4, 2021, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. ("Atual") – a wholly-owned subsidiary of the Company – entered into a certain Quota and Other Covenants Agreement with the partners of Liderança Serviços Especializados em Cobranças Ltda. ("Leadership"), a Contract for the Assignment of Quotas and Other Covenants, by which, once the transaction was carried out, it would hold 100% of the capital stock of Leadership ("Operation"). The Leadership operates in the area of recovery of arrears, providing extrajudicial collection services to financial institutions of different sizes, retail chains, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. After compliance with the condition’s precedent established in the Quota Assignment Agreement and Other Covenants, the closing of the Operation was formalized on October 1, 2021. Continuous act, Fozcobra was incorporated by the Leadership on October 4, 2021.

•                 Acquisition of an Equity Stake in Car10 Tecnologia e Informação S.A. and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A. ("Webmotors"), entered into an agreement with the partners of Car10 Tecnologia e Informação S.A. ("Car10 Tecnologia") and Pag10 Fomento Mercantil Eireli. ("Pag10" and, together with Car10 Tecnologia, "Car10"), certain Investment and Share Purchase and Sale Agreements, by which, once the transaction is completed, Webmotors would hold approximately 66.7% of the share capital of Car10 Tecnologia, which, in turn, is the sole owner of Pag10 ("Transaction"). Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters; bodywork and painting; and cleaning and sanitization, as well as emergency assistance and towing. Following compliance with the conditions precedent set forth in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on September 20, 2021.

•                 Corporate reorganization Santander Leasing S.A. Arrendamento Mercantil and Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) S.A. ("Banco Santander") and Banco Bandepe S.A. ("Bandepe") entered into a Share Purchase and Sale Agreement whereby Banco Santander acquired the entire equity interest held by Bandepe in Santander Leasing S.A. Arrendamento Mercantil ("Santander Leasing"), which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, it was decided to incorporate all of Bandepe's shares by Santander Leasing in order to convert Bandepe into a wholly-owned subsidiary of Santander Leasing ("Share Merger").

•                 Execution of an Agreement for the Acquisition of a Shareholding in Toro Controle

On September 29, 2020, Santander Distribuidora de Títulos e Valores Mobiliários S.A. ("Santander DTVM", new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.) which is indirectly controlled by Banco Santander, entered into an investment agreement and other agreements with the shareholders of Toro Controle e Participações S.A. ("Toro Controle"). Toro Controle was a holding company that ultimately controlled Toro Corretora de Títulos e Valores Mobiliários S.A. ("Toro CTVM") and Toro Investimentos S.A. ("Toro Investimentos" and, collectively, "Toro"). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and began its operation as a securities broker aimed at the retail public. After the fulfillment of all applicable suspensive conditions, including the approval by the Central Bank of Brazil, the operation was effective on April 30, 2021, with the acquisition of shares representing 60% of the capital stock of Toro Controle and its immediate incorporation by Toro CTVM, so that Santander DTVM became the direct holder of the equivalent of 60% of the capital stock of Toro CTVM that, in turn, it holds 100% of the share capital of Toro Investimentos.

•                 Spin-off Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Following the approval of the studies and favorable proposal of the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the spin-off of Santander Brasil, for the segregation of the shares of its property issued by Getnet Adquirência e Serviços para Meios de Pagamentos S.A. ("Getnet"), with version of the portion divided for Getnet itself. After the completion of the spin-off, Santander Brasil's shareholders became direct shareholders of Getnet in proportion to their stake in Santander Brasil's share capital.

As a result of the Spin-off, Santander Brasil's share capital was reduced by a total amount of R$ 2,000,000 (two billion reais), without the cancellation of shares, increasing Santander Brasil's share capital from R$ 57,000,000 (fifty-seven billion reais) to R$ 55,000,000 (fifty-five billion reais).

c.        Unusual events or operations

Nothing to report.

2.5. Inform the value of non-accounting measurements

(in millions of R$, unless otherwise indicated)

	In the fiscal year ended December 31,
	2023	2022	2021	2020	2019
Efficiency Index disregarding the effects of hedging investments abroad	29,70%	27,40%	28,20%	27,80%	28,20%

b. make reconciliations between the amounts disclosed and the values of the audited financial statements

(in millions of R$, unless otherwise indicated)

	From and for the financial year ended December 31,
	2023	2022	2021	2020	2019
	(in millions of R$, unless otherwise indicated)
Efficiency index
Administrative expenditure	19.563	18.240	17.316	17.115	16.942
Total profit	65.864	66.475	63.926	48.242	58.769
of which:
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	3.795	4.699	(1.781)	(11.703)	(326)
Efficiency index	29,70%	27,40%	27,10%	35,50%	28,80%
Total Profit	65.864	66.475	63.926	48.242	58.769
Hedge effects of investments made abroad	(163)	(129)	2.512	13.583	1.264
Total revenue excluding the effects of hedging investments held abroad	65.701	66.346	66.438	61.825	60.033
Administrative expenditure	19.563	18.240	17.316	17.115	16.942
Efficiency ratio adjusted for the effects of hedging investments held abroad	29,80%	27,50%	26,10%	27,80%	28,20%

c. explain why you believe that such measurement is more appropriate for the correct understanding of your financial condition and the outcome of your operations

The Efficiency Index disregarding the effects of hedging investments abroad aims to adequately convey the company's performance.

2.6. Subsequent events to DFs:

Subsequent Events

a)	Acquisition of the entire shareholding interest in Toro Participações S.A

On January 3rd, 2024, after the conclusion of the transaction for the acquisition of all the shares of Toro Participações, Banco Santander became directly and indirectly, respectively, shareholder of 100% of Toro Participações and 100% of Toro Corretora de Títulos e Valores Mobiliários S.A., pursuant to note 3.f.

b)	Deliberation of Interest on Shareholders’ Equity

The Board of Directors, at a meeting held on January 11, 2024, approved the proposal of the Executive Board, ad referendum of the Ordinary General Meeting to be held until April 30, 2024, for the distribution of Interest on Shareholder’s Equity, in the amount of R$ 1,500,000,000.00 (one billion and five hundred million reais), based on the balance of the Company’s Dividend Equalization Reserve. Shareholders who are registered in the Bank’s records at the end of January 19, 2024 (inclusive) will be entitled to Interest on Equity. Thus, as of January 22, 2024 (inclusive), the Bank’s shares will be traded “Ex-interest on Equity”. The amount of Interest Equity will be paid as of February 8, 2024. The Interest on Shareholders’ Equity will be fully imputed to the minimum dividends to be distributed by the Bank for the 2024 year, without any remuneration as monetary adjustment.

c)	New share buyback program

On January 24, 2024, our Board of Directors approved the new share buyback program for holding in treasury or subsequent disposal, by Santander or its subsidiary in Cayman, of up to 36,205,005 units or ADRs, representing 36,205,005 common shares and 36,205,005 preferred shares, corresponding to approximately 1% of our total share capital. The term of the buyback program is 18 months from February 6th, 2024, ending on August 6th, 2025.

d)	Acquisition of the stock capital and investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora de Seguros, Investimentos e Serviços (“Santander Corretora”) formalized, together with the Shareholders of América Gestão Serviços em Energia S.A. (“América Energia”), Share Purchase Agreement to acquire 70% of the capital stock of América Energia (“Transaction”). The conclusion of the Transaction will be subject to the fulfillment of certain conditions precedent customary in similar transactions, including obtaining the relevant regulatory clearances.

e)	Acquisition of stake and investment in Fit Economia de Energia S.A.

On March 6th, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded, after the accomplishment of the precedent conditions, the transaction of acquisition and investment in Fit Economia de Energia S.A. (“Company”). As a result of the Transaction, Santander Corretora now holds 65% of the Company.

2.7. Allocation of results

As established in the Company's Bylaws, the net income calculated, after deductions and legal provisions, will have the following destination:

I   - 5% (five percent) for the constitution of the legal reserve, until it reaches 20% (twenty percent) of the share capital;

II  - 25% (twenty-five percent) of net income, adjusted in accordance with Article 202 of Law No. 6,404/76, shall be mandatorily distributed as a mandatory dividend to all shareholders;

III  - the balance, if any, may, upon proposal of the Executive Board and approved by the Board of Directors: (a) be destined to the formation of a Reserve for Equalization of Dividends, which shall be limited to 50% (fifty percent) of the value of the capital stock and shall have the purpose of guaranteeing resources for the payment of dividends, including in the form of interest on equity, or its anticipations, in order to maintain the flow of remuneration to shareholders, and once this limit is reached, it will be up to the General Meeting to resolve on the balance, proceeding to its distribution to shareholders or to increase the share capital; and/or (b) be retained, in order to meet the capital investment needs stipulated in the Company's General Budget, submitted by management to the approval of the General Meeting and reviewed annually by the General Meeting, when it lasts more than one fiscal year.

Profits not intended under the above terms shall be distributed as dividends.

a.           Rules on profit retention

Pursuant to corporate law, including Law 6,404 of December 15, 1976, as amended ("Brazilian Corporation Law"), and the Company's Bylaws, net income for the year may be retained in order to meet the capital investment needs stipulated in the Company's general budget, as submitted by management for approval at a general meeting and reviewed annually, if applicable.

There was no withholding of profits in the last three fiscal years, and the Company paid dividends in excess of the mandatory dividend.

b.	Rules on dividend distribution

The Company's Bylaws provide that an amount of not less than 25% of net income, less allocations to legal and contingency reserves, shall be available for distribution in the form of dividends or interest on equity in any fiscal year. This amount represents the mandatory dividends. The calculation of net income and allocations to reserves, as well as the amounts available for distribution, are made based on the Company's individual financial statements prepared in accordance with accounting practices adopted in Brazil and standards issued by the National Monetary Council ("CMN") and the Central Bank of Brazil ("Central Bank" or “BACEN”), applicable to financial institutions authorized to operate by the Central Bank (" BRGAAP").

The Company's Board of Directors may declare interim dividends or interest on equity based on the profits recorded in the Company's consolidated half-yearly financial statements. In addition, the Board of Directors may declare dividends or interest on equity based on consolidated financial statements for shorter periods, provided that the total dividends paid in each semester do not exceed the value of the capital reserves provided for under the corporate legislation. The Board of Directors may also declare interim dividends or interest on equity from the accumulated profit or profit reserves existing in the Company's last annual or half-yearly balance sheet.

Any payment of interim dividends or interest on own capital by the Company may be offset against the amount of mandatory dividends related to the net income calculated in the fiscal year in which they are paid.

The amount distributed to shareholders as interest on equity, net of any withholding tax, may be included as part of the mandatory minimum dividends. In accordance with the applicable legislation, the Company is obliged to pay shareholders an amount sufficient to ensure that the net amount received as interest on equity, less the payment of the applicable withholding income tax, plus the value of the dividends declared, is equivalent to at least the amount of the mandatory dividend.

The corporate legislation allows, however, that the Company's shareholders suspend the distribution of dividends if the Company's Board of Directors informs the general meeting of shareholders that the distribution is incompatible considering the Company's financial situation. The Company's fiscal council, if in operation, shall review any suspension of payment of the mandatory dividend. In addition, management must submit a report to the Brazilian Securities and Exchange Commission ("CVM") justifying the reasons for the suspension. Net income not distributed as a result of the suspension shall be allocated to a separate reserve and, if not absorbed by subsequent losses, shall be distributed as dividends as soon as the Company's financial condition permits such payment.

c.	Periodicity of dividend distributions

The distribution of dividends and/or interest on own capital is annual (at the annual general meeting), based on the results of the fiscal year, and the Board of Directors may also declare dividends to the profit account calculated in the half-yearly, quarterly, bi-monthly or monthly balance sheet or even declare interim dividends to the account of accumulated profits or profit reserves existing in the last annual or half-yearly balance sheet of the Company.

In 2021, the Company approved the payment of interest on equity and/or dividends in April, July, October and December of that year and in February 2022 based on the 2021 result, as described below:

•	Interim Dividends in the amount of R$ 2,800 million, declared on April 27, 2021;
•	Interest on equity in the amount of R$ 3,400 million, declared on July 27, 2021;
•	Interim Dividends in the amount of R$ 3,000 million, declared on October 26, 2021;
•	Interest on equity in the amount of R$ 249 million, declared on December 28, 2021;
•	Interim Dividends in the amount of R$ 1,300 million, declared on February 1, 2022;

In 2022, the Company approved the payment of interest on equity and/or dividends in February, April, August and October of that year:

•	Interest on equity in the amount of R$ 1,700 million, declared on February 1, 2022;

•	Interim Dividends in the amount of R$ 700 million, declared on April 14, 2022;
•	Interest on equity in the amount of R$ 1,000 million, declared on April 14, 2022;
•	Interest on equity in the amount of R$ 1,700 million, declared on August 5, 2022;
•	Interim Dividends in the amount of R$ 820 million, declared on October 13, 2022;
•	Interest on equity in the amount of R$ 880 million, declared on October 13, 2022;

In 2023, the Company approved the payment of interest on equity and/or dividends in February, April, August and October of that year:

•	Interest on equity in the amount of R$ 1,700 million, declared on January 19, 2023;
•	Interest on equity in the amount of R$ 1,500 million, declared on April 13, 2023;
•	Interest on equity in the amount of R$ 1,500 million, declared on July 13, 2022;
•	Interim Dividends in the amount of R$ 380 million, declared on October 10, 2023; and
•	Interest on equity in the amount of R$ 1,120 million, declared on October 10, 2023.

d.           Any restrictions on the distribution of dividends imposed by special legislation or regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitral decisions

The Company observed the limitation of the distribution of results determined by CMN Resolution No. 4,885, of December 23, 2020, which establishes, for a fixed term, prohibitions on the remuneration of own capital, the increase in the remuneration of managers, the repurchase of shares and the reduction of capital stock, to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, considering the potential effects of the coronavirus (Covid-19) pandemic on the National Financial System.

e.           If the issuer has a formally approved result allocation policy, inform the body responsible for the approval, date of approval and, if the issuer discloses the policy, locations on the World Wide Web where the document can be consulted

The Company has a dividend distribution policy, approved by the Board of Directors on September 18, 2009, which recommends to its shareholders the distribution of 50.0% of the annual adjusted net income as dividends and/or interest on equity. The future dividend policy and the amount of future dividends and/or interest on equity that the Company decides to recommend to shareholders for approval will depend on a number of factors, including, without limitation, the Company's cash flow, financial condition (including capital position), investment plans, prospects, legal requirements, economic environment and other factors that we consider relevant at the time.

2.8. The directors shall describe the relevant items not evidenced in the issuer's financial statements, indicating:

a. assets and liabilities held by the issuer, directly or indirectly, which do not appear on its balance sheet, such as:

i.               write-off receivables portfolios over which the entity has not substantially retained or transferred the risks and benefits of ownership of the transferred asset, indicating their liabilities

Not applicable, as there are no such assets off the balance sheet.

ii.              contracts for the future purchase and sale of products or services

Not applicable, as there are no such assets off the balance sheet.

iii.	unfinished construction contracts

Not applicable, as there are no such assets off the balance sheet.

iv.	contracts for future receipt of financing

Not applicable, as there are no such assets off the balance sheet.

b. other items not evidenced in the financial statements

We offer a number of guarantees for our clients to improve their credit position and allow them to be able to compete. As required, the "Maximum potential value of future payments" represents the notional amounts that could be lost if there were total default of the guarantor parties, without considering possible recoveries of secured or provided guarantees, or recoveries on appeal.

There is no relationship between these amounts and the likely losses on these guarantees.

In fact, the "Maximum potential value of future payments" significantly exceeds the inherent losses.

The following table presents all guarantees as at 31 December 2023, 2022 and 2021.

In millions of Reais	2023	2022	2021
Maximum potential value of future payments
Contingent liabilities
Guarantees and other sureties	54.497	49.392	45.930
Financial guarantees	41.456	33.193	32.447
Performance guarantees	62.579	54.497	49.392
Financial letters of credit	44.891	41.456	33.193
Other	1.994	2.167	1.168
Other contingent exhibitions	15.667	10.841	14.991
Documentation credits	27	33	41
Total contingent liabilities	3.092	2.882	4.029

The investment funds that are under our management and that are not recorded in our balance sheet are detailed in the table below:

In thousands of Reais	2023	2022	2021
Funds under management	11.872	18.934	2.770
Total	11.872	18.934	2.770

Finally, we hold in our custody debt securities and third-party securities totaling R$ 80,175 million in 2023, R$48,918 million in 2022 and R$37,998 million in 2021.

2.9. In relation to each of the items not evidenced in the financial statements indicated in item 2.8., the officers shall comment:

a. how such items alter or may change the Company's revenues, expenses, operating income, financial expenses or other items in the Company's financial statements

There are no additional effects to be evidenced other than those presented in Section 2.8 of this document.

b. nature and purpose of the operation

There are no additional effects to be evidenced other than those presented in Section 2.8 of this document.

c. nature and amount of the obligations assumed and the rights generated in favor of the Company as a result of the operation

There are no additional effects to be evidenced other than those presented in Section 2.8 of this document.

2.10. The directors must indicate and comment on the main elements of the Company's business plan, specifically exploring the following topics:

a. investments, including:

i. quantitative and qualitative description of investments in progress and planned investments

Our main capital expenditures are comprised of investments in information technology. Our information technology platform focuses on your customers and supports our business model. In the years 2023, 2022 and 2021, total investments in information technology were R$ 2,259 million, R$1,885 million and R$1,905 million, respectively.

In 2023, 2022 and 2021, we carried out significant transformations in our operations and technological infrastructure, through the implementation of new solutions in the areas of Artificial Intelligence (AIOPs), Micro Services, Blockchain Technology, Cyber Insurance, Facial Recognition, MultiCloud (cloud-based technologies), among others. The application of these new technologies has improved our interaction with our customers, allowing us to offer solutions in credit, consortium, payroll loans, insurance, private banking, cards, means of payment, agribusiness and investments to better meet the needs of customers. We also continue to invest in our physical distribution network (branches, PABs and PAEs), including: biometric identification for corporate customers, digital purchasing and payment in return, among other initiatives.

ii. sources of financing for investments

The sources of financing for the investments mentioned above are mainly cash flow from operating activities. The ongoing investments consist mainly of investments in technology.

iii. relevant divestments in progress and planned divestments

The main disinvestments in the last three fiscal years were the Company’s spin-off in 2021.

b. provided that it is already disclosed, indicate the acquisition of plants, equipment, patents, or other assets that should materially influence the Company's productive capacity.

Please refer to the information available in item 2.4 - b, above.

c. new products and services, indicating:

i. description of ongoing research already released

Not applicable.

ii. total amounts spent by the Company on research for the development of new products or services

Not applicable.

iii. projects in development already disclosed

Not applicable.

iv. total amounts spent by the Company on the development of new products or services

Not applicable, as the amounts spent on the development of new products or services are considered in item 2.10.a (i) above.

d. opportunities included in the Company's business plan related to ESG issues

Our purpose is to contribute to the progress of people and business, while supporting the development of a fairer world and a sustainable Brazil.

In 2023, we connected with the entire sustainability ecosystem to ensure we focus on capturing the value of our combined capabilities. We also strengthen our relationship with employees, affiliates, suppliers, investors and the communities where we operate, promoting a positive agenda with these audiences.

Our sustainability efforts are carried out in accordance with our Social, Environmental and Climate Responsibility Policy, or “PRSAC”, which outlines social, environmental and climate principal and guidelines for conducting business and engaging with the organization’s stakeholders. The PRSAC aims to prevent negative impacts and maximize the positive impact arising from our financial operations and activities. The PRASC meets the requirements of CMN Resolution No. 4,945.

We continue to follow the guidelines of the Global Reporting Initiative, the Task Force on Climate-Relates Financial Disclosures and the principles of Integrates Reporting. We also connect our activities to the US Sustainable Development Goals. In 2023, we began to consider the impact of IFRS S1 and S2, released by the International Sustainability Standards Board, which will become mandatory for public traded companies in Brazil as of January 1st, 2026.

2.11. Comment on other factors that have materially influenced operating performance and that have not been identified or commented on in the other items of this section

The balance of amounts spent on other administrative expenses for 2023 was R$8,749 million, of which R$2,397 million is attributed to technical services and R$2,384 million is attributed to expenses with system maintenance.

The composition of the balance of other administrative expenses for the years 2023, 2022 and 2021 is described in the table below:

In Thousand of Reais	2023	2022	2021
Diverse Maintenance expenses	896,232	895,734	889,077
Systems Maintenance expenses	2,383,988	2,577,479	2,474,348
Advertising	521,964	540,593	621,425
Communications	501,765	421,522	353,271
Per diems and travel expenses	163,057	72,647	71,840
Taxes other than income tax	173,147	148,950	202,440
Surveillance and cash courier services	524,680	548,759	597,946
Insurance premiums	26,783	21,977	22,375
Specialized and technical services	2,397,149	2,228,715	2,184,139
Tecnhical Reports	512,257	425,767	755,343
Other Specialized and technical services	1,884,892	1,802,948	1,828,795
Other administrative expenses (1)	1,159,950	886,742	873,857
Total	8,748,715	8,343,118	8,290,717
(1)	on December 31, 2023 is mainly composed of expenses with business formalization R$ 949,009 (2022 – R$ 926,119 and 2021 – R$ 719,815), Data Processing Expenses in the balance of R$ 157,010 (2022 – R$ 155,326 and 2021 – R$ 160,716), Services Expenses in the balance of R$ 152,065 (2022 – revenue of R$ 52,165 and 2021 – R$ 51,689) and Recovery of Charges and Expenses R$ 304,025 (2022 – R$ 435,717 and 2021 – R$ 378,604).

There is no other information pertinent to this topic that we deem relevant that is not described in the other items of this Section 2.

EXHIBIT III

MANAGEMENT PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR (Pursuant to item II of the sole paragraph of article 10, Annex A of CVM Resolution 81/22)

1. Inform the net profit for the fiscal year

Net income for the 2023 fiscal year was R$ 8,864,227 thousand pursuant to the individual financial statements.

2. Inform the overall amount and the value per share of dividends, including anticipated dividends and interest on equity that has already been declared

For the 2023 fiscal year, the Board of Directors approved the payment of interest on equity to our shareholders, in the amount of R$ 5,820 million, and dividends, in the amount of R$ 380 million, ad referendum of the ordinary general meeting. These values were deliberated on January 19, 2023, April 13, 2023, July 13, 2023 and October 10, 2023, as shown in the table below in summary form:

Financial Year 2023	Deliberation Date	Gross Amount (in R$ thousand)	Gross Value per share (in R$)			Net Value per share (in R$)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on Equity Already Declared	01/19/23	1,700,000	0.21791867651	0.23971054416	0.45762922067	0.18523087503	0.20375396254	0.38898483757	03/06/23
Interim Dividends	04/13/23	1,500,000	0.19202926704	0.21123219374	0.40326146077	0.16322487698	0.17954736468	0.34277224166	05/16/23
Interest on Equity Already Declared	07/13/23	1,500,000	0.19206934435	0.21127627878	0.40334562313	0.16325894270	0.17958483697	0.34284377966	08/13/23
Interest on Equity Already Declared	10/10/23	380,000	0.04866003444	0.05352603789	0.10218607233	0.04866003444	0.05352603789	0.10218607233	11/10/23
Interim Dividends	10/10/23	1,120,000	0.14341904889	0.15776095377	0.30118000266	0.12190619155	0.13409681071	0.25600300226	11/10/23
Interest on Equity Already Declared	01/19/23	1,700,000	0.21791867651	0.23971054416	0.45762922067	0.18523087503	0.20375396254	0.38898483757	03/06/23
	Total	6,200,000	0.79409637123	0.87350600834	1.66760237956	0.68228092070	0.75050901279	1.43278993348

3. Inform the net profit percent for the distributed fiscal year

In the 2023 fiscal year, 69.94% of the Company's net income was distributed, after allocation to the legal reserve, according to the individual financial statement, prepared in accordance with the Accounting Practices Adopted in Brazil, configured by the Brazilian Corporation Law, associated with the rules of the CMN, the Central Bank and the CVM, as shown below.

Description	2023	2022	2021
Net Income	8,864,227	12,358,521	14,995,509
(-) Legal Reserve	443,211	617,926	749,775
(=) Adjusted Net Income for Dividend purposes (i)	8,421,016	11,740,595	14,245,734
Minimum Mandatory Dividend (25%)	2,105,254	2,935,149	3,561,433
Interest on Equity (JCP)	5,820,000	5,280,000	3,649,000
Early Dividends	380,000	1,520,000	7,100,000
Total (JCP + Dividends) (ii)	6,200,000	6,800,000	10,749,000
Dividend Higher than Mandatory Minimum	4,094,746	3,864,851	7,187,567
% of Distributed Profit (ii) / (i)	69.94%	57.92%	75.45%

4. Inform the overall amount and the value per share of dividends distributed on the basis of profit from previous fiscal years.

In 2023, no dividends were paid based on profit from previous years.

5. Inform, minus anticipated dividends and interest on net equity that has already been declared:

a. the gross dividend value and interest on net equity, in segregated form, by the action of each kind and class

In 2023, interest on equity in the amount of R$ 5,820 million and dividends in the amount of R$ 320 million were highlighted in advance, as mentioned in item 2 above. Deducting these amounts, there was no highlight of other dividends and/or interest on equity related to net income for the 2023 fiscal year.

b. the form and the deadline for payment of dividends and interest on net equity

Not applicable

c. possible incidence of update and interest on the dividends and interest on net equity

Not applicable

d. declaration date for dividend payment and interest on net equity considered for identification of shareholders who are entitled to the receipt thereof

Not applicable

6. In case of declaration of dividends or interest on net equity on the basis of profits recorded in half-yearly balance sheets or in shorter periods

a. informs the amount of dividends or interest on net equity that has already been declared

b. informs the date of the respective payments

Regarding the 2023 fiscal year, the Company, through its Board of Directors, approved ad referendum of the ordinary general meeting of shareholders to be held until April 30, 2024, the proposal of the Executive Board, regarding the declaration of the following earnings:

•       Interest on Equity, pursuant to articles 17, item XVIII and 37, paragraph 2 of the Company's Bylaws, in the gross amount of R$ 1,700,000,000.00 (one billion and seven hundred million Brazilian reais), equivalent to R$ 0.21791867651 per common share, R$ 0.23971054416 per preferred share and R$ 0.45762922067 per Unit, which after deducting the amount related to the Withholding Income Tax ("IRRF"), under the legislation in force, they import the net amount of R$ 1,445,000,000.00 (one billion four hundred and forty-five million Brazilian reais), equivalent to R$ 0.18523087503 per common share, R$ 0.2075396254 per preferred share and R$ 0.38898483757 per Unit, with the exception of immune and/or exempt shareholders.

The shareholders who were registered in the Company's records at the end of January 26, 2023 were entitled to the aforementioned Interest on Equity approved at the meeting of January 19, 2023. Thus, as of January 27, 2023 (inclusive), Santander Brasil's shares began to be traded "ex-Interest on Equity". The Interest on Equity were paid on March 6, 2023.

•       Interest on Equity, pursuant to articles 17, item XVIII and 37, paragraph 2 of the Company's Bylaws, in the gross amount of R$ 1,500,000,000.00 (one billion and five hundred million Brazilian reais), equivalent to R$ 0.19202926704 per common share, R$ 0.21123219374 per preferred share and R$ 0.40326146077 per Unit, which after deducting the amount related to the Withholding Income Tax ("IRRF"), under the legislation in force, they import the net amount of R$ 1,275,000,000.00 (one billion two hundred and seventy-five million Brazilian reais), equivalent to R$ 0.16322487698 per common share, R$ 0.17954736468 per preferred share and R$ 0.34277224166 per Unit, with the exception of immune and/or exempt shareholders.

The shareholders who were registered in the Company's records at the end of April 24, 2023 were entitled to the aforementioned Interest on Equity approved at the meeting of April 13, 2023. Thus, as of April 25, 2023 (inclusive), Santander Brasil's shares began to be traded "ex-Interest on Equity". The Interest on Equity were paid on May 15, 2023.

•       Interest on Equity, pursuant to articles 17, item XVIII and 37, paragraph 2 of the Company's Bylaws, based on the results of the quarter ended on June 30, 2023, in the gross amount of R$ 1,500,000,000.00 (one billion and five hundred million Brazilian reais), equivalent to R$ 0.19206934435 per common share, R$ 0.21127627878 per preferred share and R$ 0.40334562313 per Unit, which after deducting the amount related to the Withholding Income Tax ("IRRF"), under the legislation in force, they import the net amount of R$ 1,275,000,000.00 (one billion two hundred and seventy-five million Brazilian reais), equivalent to R$ 0.16325894270 per common share, R$ 0.17958483697 per preferred share and R$ 0.34284377966 per Unit, with the exception of immune and/or exempt shareholders.

The shareholders who were registered in the Company's records at the end of July 20, 2023 were entitled to the aforementioned Interest on Equity approved at the meeting of July 13, 2023. Thus, as of July 21, 2023 (inclusive), Santander Brasil's shares began to be traded "ex-Interest on Equity". The Interest on Equity were paid on August 16, 2023.

•       Interim Dividends, pursuant to Article 37, item II, of the Company's Bylaws, in the amount of R$ 380,000,000.00 (three hundred and eighty million Brazilian reais) calculated based on the balance sheet of September 30, 2023, equivalent to R$ 0.04866003444 per common share, R$ 0.05352603789 per preferred share and R$ 0.10218607233 per Unit.

The shareholders who were registered in the Company's records at the end of October 19, 2023 were entitled to the said Interim Dividends approved at the meeting of October 10, 2023. Thus, as of October 20, 2023 (inclusive), Santander Brasil's shares began to be traded "ex-dividends". The dividends were paid on November 10, 2023.

•       Interest on Equity, pursuant to articles 17, item XVIII and 37, paragraph 2 of the Company's Bylaws, in the gross amount of R$ 1,120,000,000.00 (one billion and a hundred and twenty million Brazilian reais), equivalent to R$ 0.14341904889 per common share, R$ 0.15776095377 per preferred share and R$ 0.30118000266 per Unit, which after deducting the amount related to Withholding Income Tax ("IRRF"), under the legislation in force, they import the net amount of R$ 952,000,000.00 (nine hundred and fifty two million reais), equivalent to R$ 0.12190619155 per common share, R$ 0.13409681071 per preferred share and R$ 0.25600300226 per Unit, with the exception of immune and/or exempt shareholders.

The shareholders who were registered in the Company's records at the end of October 19, 2023 were entitled to the said Interim Dividends approved at the meeting of October 10, 2023. Thus, as of October 20, 2023 (inclusive), Santander Brasil's shares began to be traded "ex-Interest on Equity". The Interest on Equity were paid on November 10, 2023.

The table in item 2 of this Annex summarizes the above information.

7. Provide comparative table indicating the following values per share of each type and class:

a. net profit for the fiscal year and the 3 (three) previous fiscal years

Description		2022	2021
Net Income (in R$ thousand)	8,864,227	12,358,521	14,995,509
Earnings per share (in R$)
Common Stock	0.79410	0,86973	1,99979
Preferred Stock	0.87350	0,95671	1,99979
Common Shares (in thousands)	3,818,695	3,818,695	3,818,695
Preferred Shares (in thousands)	3,679,836	3,679,836	3,679,836

c.           dividend and interest on equity distributed in three (3) previous fiscal years

Financial Year 2022	Deliberation Date	Gross Amount (in R$ thousand)	Gross Value per share (in R$)			Net Value per share (in R$)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on Equity Already Declared	02/01/22	1,700,000	0.21701568653	0.23871725519	0.45573294172	0.18446333355	0.20290966691	0.38737300046	04/03/22
Interim Dividends	04/14/22	700,000	0.08945232373	0.09839755610	0.18784987983	0.08945232373	0.09839755610	0.18784987983	16/05/22
Interest on Equity Already Declared	04/14/22	1,000,000	0.12778903390	0.14056793729	0.26835697119	0.10862067882	0.11948274669	0.22810342551	16/05/22
Interest on Equity Already Declared	08/05/22	1,700,000	0.21774739699	0.23952213669	0.45726953368	0.18508528744	0.20359381618	0.38867910362	06/09/22
Interim Dividends	10/13/22	820,000	0.10502481038	0.11552729142	0.22055210180	0.10502481038	0.11552729142	0.22055210180	22/11/22
Interest on Equity Already Declared	10/13/22	880,000	0.11270955260	0.12398050786	0.23669006047	0.09580311971	0.10538343168	0.20118655140	22/11/22
	Total	6,800,000	0.869738804	0.956712685	1.826451489	0.768449554	0.845294509	1.613744063

Financial Year 2021	Deliberation Date	Gross Amount (in R$ thousand)	Gross Value per share (in R$)			Net Value per share (in R$)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interim Dividends	27/04/21	2,800,000	0.35744877	0.39319365	0.75064242	0.35744877	0.39319365	0.75064242	02/06/21
Interim Dividends	26/10/21	3,000,000	0.38298083	0.42127891	0.80425974	0.38298083	0.42127891	0.80425974	03/12/21
Interim Dividends	01/02/22	1,300,000	0.16595317	0.18254849	0.34850166	0.16595317	0.18254849	0.34850166	04/03/22
Interest on Equity Already Declared	27/07/21	3,400,000	0.43404494	0.47744943	0.91149437	0.36893820	0.40583202	0.77477021	03/09/21
Interest on Equity Already Declared	28/12/21	249,000	0.03178685	0.03496553	0.06675238	0.02701882	0.02972070	0.05673952	03/02/22
	Total	10,749,000	1.372215	1.509436	2.881651	1.30234	1.432574	2.734914

Financial year 2020	Deliberation Date	Gross Amount (in R$ thousand)	Gross Value per share (in R$)			Net Value per share (in R$)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on Equity Already Declared	27/04/20	890,000	0.11371295	0.12508424	0.23879719	0.09665601	0.10632161	0.20297761	26/06/20
Interest on Equity Already Declared	28/07/20	770,000	0.09837927	0.10821720	0.20659647	0.08362238	0.09198462	0.17560700	25/09/20
Interest on Equity Already Declared	26/10/20	1,000,000	0.12776361	0.14053997	0.26830358	0.10859907	0.11945897	0.22805804	23/12/20
Interest on Equity Already Declared	28/12/20	665,000	0.08496259	0.09345885	0.17842145	0.07221820	0.07944003	0.15165823	01/02/21
Interim Dividends	02/02/21	512,085	0.06542570	0.07196827	0.13739397	0.06542570	0.07196827	0.13739397	03/03/21
	Total	3,837,085	0.49024412	0.53926853	1.02951265	0.42652136	0.46917349	0.89569485

8. In case there is allocation of profits to legal reserve

a. identify the amount allocated for the legal reserve

Of the net income for the 2023 fiscal year, in the amount of R$ 8,864,227 thousand, the 5% portion was allocated to the constitution of the legal reserve in the amount of R$ 443,211 thousand.

b. detail the legal reserve calculation method

According to Article 193 of the Brazilian Corporation Law, there is an obligation to constitute the legal reserve to which 5% of the net income of each fiscal year must be allocated, until the total value of the reserve is equal to 20% of the share capital.

9. If the company has preferred shares entitled to fixed or minimum dividends

a. describe the calculation method for the fixed or minimum dividends

Not applicable.

b. inform whether the profit for the fiscal year is sufficient for the full payment of fixed or minimum dividends

Not applicable.

c. identify whether any unpaid installment is cumulative

Not applicable.

d. identify the global value of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable.

e. identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

10. In relation to the mandatory dividend

a. describe the calculation method provided for in the Bylaws

The Company's Bylaws provide that an amount of not less than 25% of net income, minus the allocations for legal reserves and contingencies, shall be available for distribution in the form of dividends or Interest on Equity in any fiscal year.

b. inform whether it is being paid in full

In fiscal year 2023 the mandatory dividend was fully paid, as shown in the spreadsheet below:

Description	2023	2022	2021
Net Income	8,864,227	12,358,521	14,995,509
(-) Legal Reserve	443,211	617,926	749,775
(=) Adjusted Net Income for Dividend purposes (i)	8,421,016	11,740,595	14,245,734
Minimum Mandatory Dividend (25%)	2,105,254	2,935,149	3,561,433
Interest on Equity (JCP)	5,820,000	5,280,000	3,649,000
Early Dividends	380,000	1,520,000	7,100,000
Total (JCP + Dividends) (ii)	6,200,000	6,800,000	10,749,000
Dividend Higher than Mandatory Minimum	4,094,746	3,864,851	7,187,567

c. inform any amount withheld

There was no mandatory minimum dividend retention.

11. In case there is mandatory dividend withholding due to the company's financial situation

a. inform the withholding amount

Not applicable.

b. describe in detail the company's financial situation, additionally addressing aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c. justify the withholding of dividends

Not applicable.

12. In case there is an allocation of results for contingency reserve

a. identify the amount allocated for the reserve

There was no allocation of results for the constitution of contingency reserves in the Company.

b. identify the loss deemed probable and the cause thereof

Not applicable.

c. explain why the loss has been deemed probable

Not applicable.

d. justify the reserve constitution

Not applicable.

13. In case there is an allocation of results for unrealized profit reserve

a. inform the amount allocated for the unrealized profits reserve

There was no allocation of results for unrealized profits reserve in the Company.

b. inform the nature of unrealized profits that originated the reserve

Not applicable.

14. In case there is an allocation of results for statutory reserves

a. describe the statutory clauses that establish the reserve

The Company's Bylaws establish that, after deduction of the values intended for legal reserve and the mandatory dividends, is possible to allocate the remaining amounts from the adjusted net profit in the dividend equalization reserve, which may not exceed 50% of the Company’s share capital.

b. identify the amount allocated for the reserve

In the profit allocation proposal for the year 2023 the remaining balance of this profit in the amount of R$ 2,221,016 thousand, after allocations to the legal reserve account, dividends and Interest on Equity, was allocated to the reserve account for equalization of dividends.

c. describe how the amount was calculated

It is the remaining profit balance for the fiscal year 2023, after allocations to the legal reserve account, to dividends and Interest on Equity.

15. In case profit withholding is provided for in the capital budget

a. identify the withholding amount

There was no withholding of profits in the Company, according to the capital budget.

b. provide a copy of the capital budget

Not applicable.

16. In case there is an allocation of results for tax incentives reserve

a. inform the amount allocated to the reserve

There was no allocation of results for the constitution of a reserve of tax incentives in the Company.

b. explain the nature of the allocation

Not applicable.

EXHIBIT IV

ITEM 8 of the Reference Form

(Pursuant to item II of the article 13 of the CVM Resolution 81/22)

8.1. Describe the remuneration policy or practice of the Board of Directors, the Statutory and Non-Statutory Executive Board, the Fiscal Council, the Statutory Committees and the Audit, Risk, Financial and Remuneration Committees.

A.	Board of Directors

All members of our Board of Directors are entitled to a fixed compensation consisting of monthly fees and benefits. In exceptional and fully justified cases, the Chairman of the Board of Directors may also receive an annual variable remuneration for his/her duties performed, upon deliberation of the Remuneration Committee and the Board of Directors, and always within the global limit of the annual remuneration approved at the general meeting ordinary.

It is important to point out that, in the event that a member of the Board of Directors is also a member of our Audit Committee, pursuant to the applicable regulations and the Internal Regulations of the Audit Committee, such member must opt for the remuneration of one of the bodies. With regard to the other Advisory Committees, if one of the members or the Chairman of the Board of Directors becomes part of them, he will be entitled to the remuneration attributed as a member or Chairman of the Board.

B.	Board of Officers

The members of our Executive Board are entitled to: fixed compensation consisting of monthly payments, benefits, social security and variable compensation, always within the global limit of the annual compensation approved at the annual general meeting.

The variable remuneration will be paid considering the different deferral percentages, depending on the level of the variable remuneration received in the year (including the value of the Long-Term Incentive - ILP in the grant year, valued at the grant price), and observing the recovery clauses/ Malus and/or Clawback refund with the possibility of reduction and/or return of up to 100% of the value of the variable remuneration in the premises.

C.	Audit Committee

Our Audit Committee is composed of at least three and a maximum of six members appointed by the Board of Directors, among persons, members or not of the Board of Directors, who meet the legal and regulatory conditions required for the exercise of the position.

D.          Compensation, Nomination and Governance, Sustainability, and Risks and Compliance Committees - Advisory Committees.

The Board of Directors approves the fixed monthly compensation of the members of the Advisory Committees, and only those members who do not occupy the executive board will be able to pay this compensation.

The members of the Advisory Committee are not entitled to any other type of compensation or benefit.

a.           Goals of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations in the worldwide computer network where the document can be consulted.

The Company has a Compensation Policy approved by the Board of Directors meeting held on November 29, 2023.

The Compensation Policy of the Board of Directors seeks to ensure the following premises:

•	Ensure the alignment of the interests of the shareholders and the public with which the Company relates, and
•	Promote the good performance of the Company and ensure the interests of shareholders through a long-term commitment.

The objective of the Executive Board's compensation policy/practice is to support the organization's strategy, aiming to:

•	Promote our good recurring performance, ensure the interests of our shareholders, create long-term value and be compatible with adequate, rigorous risk management and long-term strategy, values and interests, as well as maintain a solid capital base;
•	Recognize meritocracy, differentiating the individual contributions of the areas and the Company in the fulfillment of the objectives and in the execution of the business strategies, proposed by the Executive Board and approved by the Board of Directors, regardless of ethnicity, race, sex or any matter of a personal nature; and
•	Maintain the competitiveness of the remuneration paid by us in a way that facilitates the attraction and retention of managers.

The remuneration of the Audit Committee must be adequate to attract qualified, experienced professionals and recognize for the performance of their duties established in the bylaws.

b.   Practices and procedures adopted by the board of directors to define the individual remuneration of the board of directors and the executive board, indicating:

i.   the organs and committees of the issuer that participate in the decision-making process, identifying how they participate

It is up to the General Meeting to determine the annual global remuneration for distribution among our managers. Subsequently, it will be up to the Board of Directors, with the assistance of our Compensation Committee, to distribute the money, individually, to each member of the Board itself and of the Executive Board, which will include the attribution of all benefits.

ii.  criteria and methodology used for the setting of individual remuneration, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and the scope of these studies

The criteria and methodology used to fix the individual remuneration are aligned with the practices adopted by the market, measured periodically through salary surveys made by specialized consultancies, the performance history and seniority of the occupants.

In addition, it is the function of our Compensation Committee:

(i)	analyze the remuneration policy of managers in relation to market practices, with a view to identifying significant discrepancies in relation to similar companies; and
(ii)	ensure that the management remuneration policy is permanently compatible with the risk management policy, the company's strategy and the maintenance of a solid capital base.

iii.  how often and how the board of directors assesses the appropriateness of the issuer's remuneration policy.

Our Compensation Committee is responsible for annually reviewing the Compensation Policy, recommending to the Board of Directors its correction or improvement, when necessary.

c.	Composition of remuneration, indicating:

•	Description of the elements of remuneration and the objectives of each of them

•	Fixed Remuneration: The fixed remuneration is composed of monthly fees, based on market research data prepared by a specialized external consultancy, whose maximum overall value is approved annually at the ordinary general meeting. The fixed remuneration aims to attract and retain professionals with the necessary skills and experience for the function.
•	Benefits: The benefits offered are aligned with the size of the position held and market practices, comprising Medical Assistance, Dental Care and Life Insurance. For the Chairman of the Board, in addition to these benefits, vehicles and drivers are also available, among others. For the Chief Executive Officer, in addition to these benefits, a car is also available for locomotion. Since March 2018, the car benefit or specific budget for locomotion has been terminated for the other executives, in alignment with market practices. For expatriate Board members, we can offer expatriation benefits such as rent payment, children's schools, housing expenses, among others. The benefits are aimed at attracting and retaining professionals with the necessary skills and experience for the position.
•	Private Pension: To date, members of the Board of Directors who do not exercise executive functions in the Company are not eligible for private pension. The same applies to members of the Audit Committee (they are not eligible for this benefit). For the members of the Executive Board, the pension plan is made available in order to attract and retain professionals with the necessary skills and experience for the position. Currently the biggest plan is SantanderPrevi, a plan that since July 2018 has been closed to new members. As of January 2018, the SBPrev Pension Plan was implemented for new employees/administrators and new memberships. As of March 2018, the SantanderPlus Pension Plan was implemented, which, like the SantanderPrevi and SBPrev plans, provides future complementary income. This plan is restricted to the group of executives who are part of the "SantanderPlus" Collective. Participation is optional and the contribution is annual, limited to 12 salaries, with a counterpart of 100% to 125% made by Santander Brasil, according to the time in the plan.
•	Annual Variable Remuneration: The annual variable remuneration is composed of the Own Management Program (PPG) and the Long-Term Incentive Plans (ILP). Currently, only members of the Executive Board are eligible for the Own Management Program (PPG) and the Long-Term Incentive Plans (ILP). When granted, the calculation of the Own Management Program (PPG) should consider the individual performance, performance of the business units and performance of the institution as a whole, as well as the form of payment and the different percentages of deferral, according to the level of variable compensation received in the year, and observe the Malus and/or Clawback clause with the possibility of reduction and/or return of up to 100% of the value of the variable remuneration in the foreseen hypotheses.

(i.1)        Own Management Program (PPG)

The objective of the Annual Variable Compensation (PPG) program is to mobilize and recognize, through meritocracy, the performances in the organization. This program, to which the members of the Executive Board are eligible, takes into account individual performance, measured through the institutional performance evaluation tool (Direction by Objectives – DPO) and includes quantitative and qualitative indicators, the performance of the business unit, measured through the DPO of the area, and reflects the objectives of the area in the exercise and in the performance of the institution as a whole.

As of 2016, variable remuneration has been calculated according to the following model:

For the 2023 fiscal year, the Qualitative Metrics evaluated were as follows:

Category	Description
Clients (45%)	Total Customers (Growth)
Active Customers (Growth)
Revenue from Active Customers
Cost of Active Customers
Capital (30%)	Capital Generation
ESG (25%)	ROTE

The Board of Directors, on the recommendation of the Compensation Committee, will carry out a qualitative assessment of each quantitative metric, considering the way in which each objective was achieved and other relevant and context aspects that are not directly reflected in each indicator. This assessment can increase or decrease the result of each metric by up to 30%.

In the specific case of the members of the Executive Committee, the variable remuneration may also be affected by the result of the Santander Mundial Group.

The annual variable remuneration for statutory directors is paid as follows:

Immediately	30%	In Cash
	30%	In Instruments with 1 year lock up period
Differed	20%	In Cash in 3 yearly equal installments
	20%	In Instruments in 4 equal yearly installments, with 1 year lock up period

The percentage of deferral will also depend on the level of variable compensation received in the year, with the minimum criterion being the one presented above. In the case of the Chief Executive Officer, the deferral in this program is at least 50%, being at least 25% each of the items mentioned above.

Since 2015, for cases of variable compensation higher than a certain amount established in the policy, the payment of deferred installments has increased from three to five annual and equal installments, maintaining the lockup conditions.

Between the years 2016 and 2021, the deferral plan of the Executive Committee and other executives chosen by the Executive Committee, had the payment of the last installment (in the case of deferral in 3 years) or the last three installments (in the case of deferral in 5 years), subject to the achievement of result indicators of the Santander Mundial Group, with a weight of 30%.

As of the 2022 fiscal year, only the deferral of the Chief Executive Officer maintains the impact in the last three installments (deferral in 5 years), subject to the achievement of the Santander Mundial Group's result indicators, with a weight of 30%.

The Plan is also subject to a Malus and/or Clawback clause, that is, our Board of Directors, on the recommendation of the Compensation Committee (CR), may approve the reduction and/or the return of up to 100% of the value of each participant in cases previously approved by our Compensation Committee.

From 2023 onwards, we have included in our Remuneration Policy in addition to our Clawback clause a set of applicable rules specifically to subject executives, as defined in our policy, in cases of restatement of financial statements as a result of material failure to comply with financial reporting requirements, as an American Depositary Receipt company listed on the New York Stock Exchange (NYSE) and in compliance with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listing Manual (the Listing Rule).

(i.2)        Long-Term Incentive Plans (ILP)

The goal of the ILP is to align the interests of the organization and the interests of the participants, stimulating the retention of professionals in the long term.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and condition of maintenance of the participant's employment relationship until the date of payment to be entitled to receipt.

The calculation of the payment of the plans is carried out based on the percentage of achievement of the indicators applied on the reference value (target), being the Local plans paid in SANB11 units and the Global plans in actions and options of the Santander Group (SAN).

Each participant has a reference value defined in cash, converted into SANB11 units or into shares and options of Grupo Santander (SAN), usually by the price of the last 15 trading sessions of the month immediately preceding the granting of each plan. At the end of the vesting period, the resulting shares are delivered with a restriction of 1 year, and this payment is still subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

(i.2.b)        Local Plans

Retention Plans

In specific and punctual situations, both managers and employees may have a retention plan linked to the area or individual with the objective of retaining it and ensuring the sustainability of the business and the Bank. Each plan has a specific contract and provides payment according to the performance and permanence of the individual, observing local and global normative resolutions.

(i.2.b)        Global Plans

Global ILP Plans – 2019, 2020, 2021 and 2022

We currently have 5 global plans in force launched in 2019, 2020, 2021 and 2022. Eligible executives had an incentive target based on a target number of shares and options on Grupo Santander (SAN) shares. Payment in accordance with performance indicators will be calculated on the target quantities of shares and options after a deferral period of three to five years, with the equivalent settlement being made in cash.

1.           In relation to the last 3 fiscal years, what is the proportion of each element in the total remuneration

The estimated proportion of each element in the total remuneration is as follows:

Board of Directors	2021	2022	2023
Fixed Remuneration	93.01%	99.32%	98.97%
Benefits	6.99%	0.68%	1.03%

Executive Board	2021	2022	2023
Fixed Remuneration	22.35%	24.79%	24.66%
Benefits	2.08%	1.56%	1.44%
Security	16.58%	15.74%	16.95%
Variable Remuneration	29.50%	27.85%	27.19%
Stock-based compensation	29.50%	30.05%	29.76%

Audit Committee	2021	2022	2023
Fixed Remuneration	99.95%	100.00%	100.00%
Benefits	0.05%	0.00%	0.00%

Fiscal Council	2021	2022	2023
Fixed Remuneration	100.00%	100.00%	100.00%
Benefits	0.00%	0.00%	0.00%

As provided for in the Company's Bylaws, the Fiscal Council is a non-permanent operating body. Its installation took place at the Company's Annual General Meeting held on April 26, 2019, April 30, 2020 and April 30, 2021.

The members of our fiscal council elected at the Ordinary General Meeting held on April 29, 2022 were entitled to a fixed remuneration consisting of monthly fees in the amount approved on the same occasion, until April 28, 2023, the date of our Ordinary General Meeting. 2023 and the end of their terms.

At the last Ordinary General Meeting, held on April 28, 2023, the Fiscal Council was not installed.

b.   Methodology for calculating and adjusting each of the elements of remuneration

•	Fixed Remuneration: There is no automatic methodology for readjustment. Market surveys are conducted annually to assess the competitiveness of the compensation of Directors/Officers and members of the Audit Committee. If any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustments to the Board of Directors.

•	Variable Remuneration: There is no automatic methodology for readjustment. Market surveys are conducted annually to evaluate the competitiveness of the compensation of the Board of Directors/Executive Officers. If any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustments to the Board of Directors. It does not apply to the members of the Audit Committee.

•	Benefits: There is no automatic methodology for readjustment. Market research is conducted annually to assess the competitiveness of compensation, including benefits, of Directors, Officers and members of the Audit Committee. If any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustments to the Board of Directors.

•	Social Security: Does not apply to Directors and members of the Audit Committee. For Directors, as defined in the plan regulations. See item 8.14 of the Reference Form.

•        Stock-based compensation: Does not apply to Directors and members of the Audit Committee. For the Directors, as defined in the regulations of each plan. See item 8.4 of the Reference Form.

(ii). Reasons justifying the composition of remuneration

The proposed remuneration considers the experience of the members of the Board of Directors, the Executive Board and the Audit Committee, the need to retain talent in a competitive market and the promotion of the good performance of the organization and the alignment with the strategy of the shareholders, and with respect to the members of the Executive Board, through a long-term commitment.

(iii.) The existence of members not paid by the issuer and the reason for this fact

There are two unpaid members on the Board of Directors, representatives of Santander Spain. They receive remuneration at the Parent Company for their executive functions there.

There are no unpaid members on the Executive Board.

There are no unpaid members on the Audit Committee.

d.             Existence of remuneration borne by subsidiaries, subsidiaries or direct or indirect controllers

The Compensation of the members of the Board of Directors and the members of the Audit Committee is not supported by subsidiaries, subsidiaries or our direct or indirect controllers. However, the members of the Board of Directors who also exercise executive functions of Santander Spain, our indirect controller, or in other companies controlled by Santander Spain are remunerated, as a result of such functions, directly by said companies, in accordance with the activities carried out by them.

The remuneration of the members of the Executive Board is not supported by subsidiaries, subsidiaries or our direct or indirect controllers. However, the results of subsidiaries and affiliates influence our consolidated results, and consequently, the variable remuneration of the members of the Executive Board.

e.             Existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as the sale of the issuer's corporate control.

There is no remuneration or benefit linked to the occurrence of a corporate event.

8.2 - Total remuneration of the board of directors, statutory executive board and fiscal council

Total remuneration expected for the current fiscal year 2024 - Annual values
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total number of members	11	48	5	0	64
Number of Remunerated Members	7	48	5	0	60
Annual fixed remuneration					-
Salary or pro-labor	20,000,000.00	113,366,000.00	3,250,000.00	-	136,616,000.00
Direct and indirect benefits	1,000,000.00	9,000,000.00	300,000.00	-	10,300,000.00
Participation in committees					-
Other		84,190,000.00			84,190,000.00
Other INSS	4,500,000.00	34,576,630.00	731,250.00	-	39,807,880.00
Variable remuneration					-
Bonus	-	-	-	-	-
Participation of results	-	134,447,000.00	-	-	134,447,000.00
Meeting attendance					-
Commissions					-
Other INSS					-
Other					-
Post-employment					-
Termination of office					-
Stock-based	-	134,447,000.00	-	-	134,447,000.00
Total remuneration	25,500,000.00	510,026,630.00	4,281,250.00	-	539,807,880.00

Total remuneration for the Fiscal Year at 12/31/2023 - Annual values
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total number of members	11	48	5	0	64
Number of Remunerated Members	6.67	50.75	3.67	2.17	63.25
Annual fixed remuneration
Salary or pro-labor	11,532,331.82	88,820,829.58	2,810,166.67	144,619.00	103,307,947.07
Direct and indirect benefits	120,235.18	5,180,170.61	-	-	5,300,405.79
Participation in committees					-
Other		61,050,425.74			61,050,425.74
Other INSS	2,594,774.66	27,090,353.02	632,287.50	32,539.28	30,349,954.46
Variable remuneration
Bonus	-	-	-	-	-
Participation of results	-	97,304,600.00	-	-	97,304,600.00
Meeting attendance					-
Commissions					-
Other INSS					-
Other					-
Post-employment					-
Termination of office					-
Stock-based	-	107,759,366.67	-	-	107,759,366.67
Total remuneration	14,247,341.66	387,205,745.62	3,442,454.17	177,158.28	405,072,699.73

Total remuneration for the Fiscal Year at 12/31/2022 - Annual values
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total number of members	10.0	50.0	4.0	6.0	70.0
Number of Paid Members	5.0	50.3	4.0	3.0	62.3
Annual fixed remuneration					-
Salary or pro-labor	14,220,986.19	75,736,959.17	3,260,000.00	431,460.00	93,649,405.36
Direct and indirect benefits	242,937.34	4,781,405.75			5,024,343.09
Participation in committees					-
Other		48,089,033.90			48,089,033.90
Other INSS	3,448,537.64	25,839,071.90	733,500.00	97,078.50	30,118,188.04
Variable remuneration					-
Bonus
Participation of results	-	85,106,050.00			85,106,050.00
Meeting attendance
Commissions
Other INSS
Other
Post-employment
Termination of office
Stock-based	1,399,166.67	91,821,350.00			93,220,516.67
Total remuneration	19,311,627.83	331,373,870.72	3,993,500.00	528,538.50	355,207,537.06

Total remuneration for the Fiscal Year as of 12/31/2021 - Annual values
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total number of members	12.0	50.0	5.0	6.0	73.0
Number of Paid Members	5.6	45.2	3.6	3.0	57.3
Annual fixed remuneration
Salary or pro-labor	5,526,500.00	76,828,861.70	3,192,333.33	449,703.00	85,997,398.03
Direct and indirect benefits	415,072.93	7,142,244.16	1,459.20		7,558,776.29
Participation in committees
Other		57,007,756.70			57,007,756.70
Other INSS	1,243,462.50	25,707,773.31	718,275.00	101,183.18	27,770,693.98
Variable remuneration
Bonus
Participation of results		101,401,104.23			101,401,104.23
Meeting attendance
Commissions
Other INSS
Other
Post-employment
Termination of office
Stock-based		101,401,104.23		-	101,401,104.23
Total remuneration	7,185,035.43	369,488,844.32	3,912,067.53	550,886.18	381,136,833.46

8.3. In relation to the variable remuneration of the last 03 fiscal years and the one planned for the current fiscal year of the Board of Directors and the Statutory Executive Board

The following tables present the variable remuneration of the members of the Company's management bodies in the fiscal years 2021, 2022 and 2023, as well as that expected for the 2024 fiscal year.

2021	Board of Directors	Board of Executive Officers	Audit Committee	Fiscal Council	Total
a. Body: b. Total number of members	12.0	50.0	5.0	6.0	73.0
c. Number of paid members	5.6	45.2	3.6	3.0	57.3
d. in relation to the Bonus
i . minimum amount provided for in the compensation plan	-	-	-	-	-
i i .maximum amount provided for in the remuneration plan	-	9,000,000.00	-	-	9,000,000.00
i i i .amount provided for in the compensation plan, if the goals are achieved	-	5,000,000.00	-	-	5,000,000.00
iv. Value actually recognized in the result of the fiscal year	-	-	-	-	-
e. in relation to participation in the result
i . minimum amount provided for in the compensation plan	-	-	-	-	-
i i . maximum amount provided for in the remuneration plan	-	220,000,000.00	-	-	220,000,000.00
i i i .amount provided for in the compensation plan, if the goals are achieved	-	200,000,000.00	-	-	200,000,000.00
iv. Value actually recognized in the result of the fiscal year	-	202,802,208.46	-	-	202,802,208.46

Note: The number of members of each Body corresponds to the annual average calculated monthly.

2022	Board of Directors	Board of Executive Officers	Audit Committee	Fiscal Council l	Total
a. Body: b. Total number of members	10.0	50.0	4.0	6.0	70.0
c. Number of paid members	5.0	50.3	4.0	3.0	62.3
d. in relation to the Bonus
i . minimum amount provided for in the compensation plan	-	-	-	-	-
i i .maximum amount provided for in the remuneration plan	-	9,000,000.00	-	-	9,000,000.00
i i i .amount provided for in the compensation plan, if the goals are achieved	-	5,000,000.00	-	-	5,000,000.00
iv. Value actually recognized in the result of the fiscal year	-	-	-	-	-
e. in relation to participation in the result
i . minimum amount provided for in the compensation plan	-	-	-	-	-
i i . maximum amount provided for in the remuneration plan	-	298,000,000.00	-	-	298,000,000.00
i i i .amount provided for in the compensation plan, if the goals are achieved	-	220,000,000.00	-	-	220,000,000.00
iv. Value actually recognized in the result of the fiscal year	-	176,927,400.00	-	-	176,927,400.00

Note: The number of members of each Body corresponds to the annual average calculated monthly.

2022	Board of Directors	Board of Executive Officers	Audit Committee	Fiscal Council l	Total
a. Body: b. Total number of members	11.0	48.0	5.0	0	64.0
c. Number of paid members	6.7	50.8	3.7	2.2	63.3
d. in relation to the Bonus
i . minimum amount provided for in the compensation plan	-	-	-	-	-
i i .maximum amount provided for in the remuneration plan	-	9,000,000.00	-	-	9,000,000.00
i i i .amount provided for in the compensation plan, if the goals are achieved	-	5,000,000.00	-	-	5,000,000.00
iv. Value actually recognized in the result of the fiscal year	-	-	-	-	-
e. in relation to participation in the result
i . minimum amount provided for in the compensation plan	-	-	-	-	-
i i . maximum amount provided for in the remuneration plan	-	298,000,000.00	-	-	298,000,000.00
i i i .amount provided for in the compensation plan, if the goals are achieved	-	220,000,000.00	-	-	220,000,000.00
iv. Value actually recognized in the result of the fiscal year	-	193,289,800.00	-	-	193,289,800.00

Note: The number of members of each Body corresponds to the annual average calculated monthly.

2024 (foreseen)	Board of Directors	Board of Executive Officers	Audit Committee	Fiscal Council l	Total
a. Body: b. Total number of members	11.0	48.0	5.0	0	64.0
c. Number of paid members	7.0	48.0	5.0	0	59.0
d. in relation to the Bonus
i . minimum amount provided for in the compensation plan	-	-	-	-	-
i i .maximum amount provided for in the remuneration plan	-	9,000,000.00	-	-	9,000,000.00
i i i .amount provided for in the compensation plan, if the goals are achieved	-	5,000,000.00	-	-	5,000,000.00
iv. Value actually recognized in the result of the fiscal year	-	-	-	-	-
e. in relation to participation in the result
i . minimum amount provided for in the compensation plan	-	-	-	-	-
i i . maximum amount provided for in the remuneration plan	-	298,000,000.00	-	-	298,000,000.00
i i i .amount provided for in the compensation plan, if the goals are achieved	-	220,000,000.00	-	-	220,000,000.00
iv. Value actually recognized in the result of the fiscal year	-	0	-	-	0

8.4. Compensation plan based on shares of the Board of Directors and the Statutory Executive Board, in force in the last fiscal year and foreseen for the current fiscal year.

a. general terms and conditions

We currently have three long-term compensation plans tied to stock market price performance: the Local Long-Term Incentive Plan, the Global Long-Term Incentive Plan, and the Deferment Plan.

Eligible for these plans are directors and non-management employees who have been appointed by our Board of Directors. The Plans have a duration of three years, promoting the commitment of those eligible to long-term results.

(i) Local Long-Term Incentive Plan

Retention Plans

In specific and specific situations, both administrators and employees may have a retention plan linked to the area or individual with the aim of retaining them, guaranteeing the sustainability of the business and the Bank. Each plan has a specific contract and provides for payment according to the individual's performance and permanence, observing local and global regulatory resolutions.

(ii) Global Long-Term Incentive Plans

(ii.1) Global ILP Plans

Please consult the text on Global ILP Plans, available in item 8.1, D, above.

(ii.2) Deferral Programs

Deferral Programs are applied to Statutory Directors, executives with Management positions and other eligible employees. As part of the Deferral program, participants receive part of the variable remuneration over a period of three years or five years.

Deferral Programs are renewed and updated each year. In December/2023, we had six plans in place: one for each fiscal year 2018, 2019, 2020, 2021, 2022 and 2023.

(iii) Deferral Program

Deferral plans are divided into two programs:

• Identified Collective: Statutory and Executive Directors. Statutory and Executive Directors who assume significant risks for us and are responsible for control areas. Deferred compensation is paid 50% in cash and 50% in company instruments.

• Other Employees: Superintendency level employees and other employees with variable remuneration above a stipulated minimum amount are eligible. Deferred compensation is paid 50% in cash and 50% in company instruments.

b. date of approval and responsible body

The Long Term Incentive General Plan, which includes the deferral plans in force, was approved at the Extraordinary General Meeting on 12.21.2016, according to the proposal approved by the Board of Directors, at a meeting held on 10.25.2016.

c.	maximum number of shares covered

Stock-based Compensation Plan planned for the current fiscal year (2024

	Board of Directors												Executive Board
	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	DEFERRAL 7º Cycle B2016	DEFERRAL 8º Cycle B2017	DEFERRAL 9º Cycle B2018	DEFERRAL 10º Cycle B2019	DEFERRAL 11º Cycle B2020	DEFERRAL 12º Cycle B2021	DEFERRAL 13º Cycle B2022	DEFERRAL 14º Cycle B2023	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	DEFERRAL 7º Cycle B2016	DEFERRAL 8º Cycle B2017	DEFERRAL 9º Cycle B2018	DEFERRAL 10º Cycle B2019	DEFERRAL 11º Cycle B2020	DEFERRAL 12º Cycle B2021	DEFERRAL 13º Cycle B2022	DEFERRAL 14º Cycle B2023

Maximum number of shares covered	-	-	-	-	-	-	-	-	-	-	-	-	-	22,896	49,888	85,110	-	-	-	33,453	93,992	588,099	929,468	2,814,786
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing the proportion in which the Company distributes dividends and/or interest on own capital to its shareholders, in the amount equivalent to the dividends and or/ interest on own capital that the participant would be entitled to if he had the Company's Units.

Stock-based Compensation Plan for the fiscal year ended 31/12/2023

	Board of Directors												Executive Board
	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	DEFERRAL 7º Cycle B2016	DEFERRAL 8º Cycle B2017	DEFERRAL 9º Cycle B2018	DEFERRAL 10º Cycle B2019	DEFERRAL 11º Cycle B2020	DEFERRAL 12º Cycle B2021	DEFERRAL 13º Cycle B2022	DEFERRAL 14º Cycle B2023	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	DEFERRAL 7º Cycle B2016	DEFERRAL 8º Cycle B2017	DEFERRAL 9º Cycle B2018	DEFERRAL 10º Cycle B2019	DEFERRAL 11º Cycle B2020	DEFERRAL 12º Cycle B2021	DEFERRAL 13º Cycle B2022	DEFERRAL 14º Cycle B2023

Maximum number of shares covered	-	-	-	-	-	-	-	-	-	-	-		51,483	22,896	49,888	85,110	-	-	28,478	66,146	313,766	994,832	1,219,145	2,814,786
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing the proportion in which the Company distributes dividends and/or interest on own capital to its shareholders, in the amount equivalent to the dividends and or/ interest on own capital that the participant would be entitled to if he had the Company's Units.

Stock-based Compensation Plan for the fiscal year ended 31/12/2022

	Board of Directors												Executive Board
	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	DEFERRAL 7º Cycle B2016	DEFERRAL 8º Cycle B2017	DEFERRAL 9º Cycle B2018	DEFERRAL 10º Cycle B2019	DEFERRAL 11º Cycle B2020	DEFERRAL 12º Cycle B2021	DEFERRAL 13º Cycle B2022	DEFERRAL 14º Cycle B2023	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	DEFERRAL 7º Cycle B2016	DEFERRAL 8º Cycle B2017	DEFERRAL 9º Cycle B2018	DEFERRAL 10º Cycle B2019	DEFERRAL 11º Cycle B2020	DEFERRAL 12º Cycle B2021	DEFERRAL 13º Cycle B2022	DEFERRAL 14º Cycle B2023

Maximum number of shares covered	-	-	-	-	-	-	-	-	-	-	-		51,483	22,896	49,888	-	-	38,540	54,108	233,039	672,734	1,512,547	1,317,393	-
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing the proportion in which the Company distributes dividends and/or interest on own capital to its shareholders, in the amount equivalent to the dividends and or/ interest on own capital that the participant would be entitled to if he had the Company's Units..

Stock-based Compensation Plan for the fiscal year ended 31/12/2021

	Board of Directors												Executive Board
	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	DEFERRAL 7º Cycle B2016	DEFERRAL 8º Cycle B2017	DEFERRAL 9º Cycle B2018	DEFERRAL 10º Cycle B2019	DEFERRAL 11º Cycle B2020	DEFERRAL 12º Cycle B2021	DEFERRAL 13º Cycle B2022	DEFERRAL 14º Cycle B2023	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	DEFERRAL 7º Cycle B2016	DEFERRAL 8º Cycle B2017	DEFERRAL 9º Cycle B2018	DEFERRAL 10º Cycle B2019	DEFERRAL 11º Cycle B2020	DEFERRAL 12º Cycle B2021	DEFERRAL 13º Cycle B2022	DEFERRAL 14º Cycle B2023

Maximum number of shares covered	-	-	-	-	-	-	-	-	-	-	-		69,287	11,448	-	-	68,091	106,831	406,974	743,652	903,915	1,503,511	-	-
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing the proportion in which the Company distributes dividends and/or interest on own capital to its shareholders, in the amount equivalent to the dividends and or/ interest on own capital that the participant would be entitled to if he had the Company's Units.

d.   maximum number of options to be granted

Stock-based Compensation Plan planned for the current fiscal year (2024)

	Board of Directors					Executive Board
	ILP Global	ILP Global	ILP Global	ILP Global	Deferral 14º Cycle	ILP Global	ILP Global	ILP Global	ILP Global	Deferral 14º Cycle
	2019	2020	2021	2022	B2023	2019	2020	2021	2022	B2023
Maximum number of shares covered	-	-	-	-	-	0	68,306	191,577	267,319	2,459,282
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing the proportion in which the Company distributes dividends and/or interest on own capital to its shareholders, in the amount equivalent to the dividends and or/ interest on own capital that the participant would be entitled to if he had the Company's Units.

Stock-based Compensation Plan for the fiscal year ended 12/31/2023

	Board of Directors					Executive Board
	ILP Global	ILP Global	ILP Global	ILP Global	Deferral 14º Cycle	ILP Global	ILP Global	ILP Global	ILP Global	Deferral 14º Cycle
	2019	2020	2021	2022	B2023	2019	2020	2021	2022	B2023
Maximum number of shares covered	-	-	-	-	-	269,148	68,306	191,577	267,319	2,459,282
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing the proportion in which the Company distributes dividends and/or interest on own capital to its shareholders, in the amount equivalent to the dividends and or/ interest on own capital that the participant would be entitled to if he had the Company's Units.

Stock-based Compensation Plan for the fiscal year ended 12/31/2022

	Board of Directors					Executive Board
	ILP Global	ILP Global	ILP Global	ILP Global	Deferral 14º Cycle	ILP Global	ILP Global	ILP Global	ILP Global	Deferral 14º Cycle
	2019	2020	2021	2022	B2023	2019	2020	2021	2022	B2023
Maximum number of shares covered	-	-	-	-	-	269.148	68.306	191.577	-	-
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing the proportion in which the Company distributes dividends and/or interest on own capital to its shareholders, in the amount equivalent to the dividends and or/ interest on own capital that the participant would be entitled to if he had the Company's Units.

Stock-based Compensation Plan for the fiscal year ended 12/31/2021

	Board of Directors					Executive Board
	ILP Global	ILP Global	ILP Global	ILP Global	Deferral 14º Cycle	ILP Global	ILP Global	ILP Global	ILP Global	Deferral 14º Cycle
	2019	2020	2021	2022	B2023	2019	2020	2021	2022	B2023
Maximum number of shares covered	-	-	-	-	-	362.225	34.153	-	-	-
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing the proportion in which the Company distributes dividends and/or interest on own capital to its shareholders, in the amount equivalent to the dividends and or/ interest on own capital that the participant would be entitled to if he had the Company's Units.

       e. conditions for the acquisition of shares

(i)	Global Programs

Please refer to the text on the ILP CRDIV and ILP DTA Plans available in item 8.1, D, above.

(ii)	Deferment Programs

Deferral 9th Cycle (2018), 10th Cycle (2019), 11th Cycle (2020), 12th Cycle (2021), 13th Cycle (2022) and 14th Cycle (2023): The Plan is part of the current regulatory environment applicable to us, notably in light of CMN Resolution No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), which obliges financial institutions to observe certain requirements for deferred payment in the future of a portion of the Variable Remuneration owed to their administrators and other employees, taking into account long-term sustainable financial bases and adjustments in future payments depending on the risks assumed and fluctuations in the cost of capital.

f. criteria for fixing the purchase or exercise price

(i) Global Programs

The cycles last three years, covering three fiscal years, promoting the Executive Directors' commitment to long-term results.

(ii) Deferral Programs (9th, 10th, 11th, 12th, 13th and 14th cycles)

The total quantity of referenced Instruments is settled in three or five installments and allocated equally to the three or five fiscal years following the base year.

g.        Criteria for setting the time limit for acquisition or exercise

(i) Global Programs

Global ILP plans have a restriction on the transfer of shares for one year (lockup) after they are received.

(ii) Deferral Programs

9th, 10th, 11th, 12th, 13th and 14th Deferral Cycles: shares/options received in these plans cannot be sold during a period of one year counting from the date of receipt of each lot of shares/options (lockup).

h.        Form of settlement

(i)	Global Programs

Payroll gratification

(ii)	Deferment Programs

9th, 10th, 11th, 12th, 13th and 14th Deferral Cycles: carried out directly in Instruments (shares and/or options)

i. Restrictions on the transfer of shares

(i)	Global Programs

The Global Plan – ILP CRDIV was paid on payroll respecting the restriction period initially defined.

(ii)	Deferment Programs

8th, 9th, 10th, 11th, 12th and 13th Deferment Cycles: the Units received in this plan may not be sold within one year from the date of receipt of each batch of Units (lockup).

j. Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

(i)	Global Programs

Changes to the plan may happen for legal or regulatory reasons.

(ii)	Deferral Programs

The Plans may be terminated, suspended or changed, at any time, by the Board of Directors, and in the case of suspension or termination, the rights of participants who already have bonus installments referenced in Instruments to be received must be respected, in the following provisions:

• To preserve the objectives of the plan, the total number of shares/options must be adjusted upwards or downwards when the following occurs: split, reverse split or bonus of shares, merger, incorporation, spin-off, other procedures of a similar nature and relevant significance; and

• The Human Resources Department, under the supervision of the Executive Committee, will carry out the aforementioned quantitative adjustments using the methodologies used by B3 to make similar adjustments in its stock markets.

(ii.1) Deferral – 9th, 10th, 11th, 12th, 13th and 14th Cycles:

The Plan is subject to the Malus and/or Clawback clauses, that is, the Company's Board of Directors, upon recommendation of the Remuneration Committee, may approve the reduction and/or refund of up to 100% of each participant's value in previously approved cases. by Internal Governance.

Between the years 2016 and 2021, the deferral plan of the Executive Committee and other executives chosen by the Executive Committee had the payment of the last installment (in the case of a 3-year deferral) or the last three installments (in the case of a 5-year deferral). years), also impacted by the result of the Santander Mundial Group, with a weight of 30%.

From the 2022 financial year onwards, only the deferral by the Chief Executive Officer maintains the impact on the last three installments (deferral in 5 years), subject to the achievement of the Santander Mundial Group's results indicators, with a weight of 30%.

K. Effects of the director's departure from the issuer's organs on his rights under the share-based compensation plan

(i)	Global Programs

In case of retirement, due to dismissal without just cause, removal, permanent disability or death, the right to the delivery of the shares will remain as if none of the said circumstances had occurred, except for the following changes:

•	In the event of death, such right shall pass to the beneficiary's successors in title;

•	The number of shares to be delivered shall be the result of multiplying the maximum number of shares established by the quotient resulting from the division between the number of days elapsed between the date of release of the plan and the date on which the death, retirement, pre-retirement, dismissal, discharge or other circumstance that determines the application of this rule occurs, both inclusive, by the number of days of validity of the plan; and

•	In case of resignation the participant loses the right to the plan.

(ii)	Deferment Programs

The plan will have its validity extinguished, in advance and in its own right, losing the participant the right to participate in the plan and to receive future installments, in the event of dismissal by request for resignation, resignation, due to dismissal for just cause under the terms of article 482 of the Consolidation of Labor Laws or removal from statutory position by unilateral decision of the Company.

In the event of dismissal of a participant for termination of the employment contract due to acts performed by us, pursuant to article 483 of the Consolidation of Labor Laws, due to dismissal without just cause, due to retirement or in the event of death, the participant will receive at the time of making payments to the others participants of the respective cycle, the amount of the bonus portion referenced in Units applicable to that participant. In the event of death, the delivery will be made to the successors of the participant. In the case of permanent disability of the participant, as evidenced by two medical reports (public and private institution), the participant will receive, at the time of making the payments to the other participants of the respective cycle, the value of the portion of the bonus referenced in Units applicable to this participant.

In the event of suspension of the employment contract due to illness or accident at work, the participant will receive, at the time of making the payments to the other participants of the respective cycle, the value of the portion of the bonus referenced in Units applicable to that participant.

8.5. In relation to the share-based remuneration in the form of stock options recognized in the results of the last 3 fiscal years and that foreseen for the current fiscal year, of the board of directors and the statutory executive board, prepare a table with the following content:

a.	Organ
b.	total number of members
c.	number of paid members
d.	weighted average strike price for each of the following option groups:
i.	open at the beginning of the fiscal year
ii.	lost and expired during the fiscal year
iii.	exercised during the fiscal year
iv.	potential dilution in case of exercise of all open options

The following tables present the expected remuneration for the current financial year 2024:

			Board of Directors
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	DEFERRAL 14º Cycle B2023
Number of members			10
Number of paid members			5
Grant of stock purchase options
	Date of grant		2020	2021	2022	2023	2023
	Number of options granted		269,148	-	-	-	-
	Deadline for options to become exercisable		2023	2024	2025	2026	2024
	Maximum period for exercise of options		2030	2029	2030	2033	2031
	Period of restriction on the transfer of shares		N/A	N/A	N/A	N/A	N/A
	Weighted average strike price:		N/A	N/A	N/A	N/A	N/A
		(a) Options open at the beginning of the fiscal year	-	-	-	-	-
		(b) Options lost during the fiscal year	269,148	-	-	-	-
		(c) the options exercised during the fiscal year	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-
Fair value of options on the date of grant			EUR 3.67	EUR 2.685	EUR 3.104	EUR 3.088	EUR 3.793
Potential dilution in the case of the exercise of all options granted
Maximum dilution.

			Executive Board
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	DEFERRAL 14º Cycle B2023
Number of members			50
Number of paid members			50,3
Grant of stock purchase options
	Date of grant		2020	2021	2022	2023	2023
	Number of options granted		-	68,306	191,577	267,319	2,459,282
	Deadline for options to become exercisable		2023	2024	2025	2026	2024
	Maximum period for exercise of options		2030	2029	2030	2033	2031
	Period of restriction on the transfer of shares		N/A	N/A	N/A	N/A	N/A
	Weighted average strike price:		N/A	N/A	N/A	N/A	N/A
		(a) Options open at the beginning of the fiscal year	-	68,306	191,577	267,319	2,459,282
		(b) Options lost during the fiscal year	-	-	-	-	-
		(c) the options exercised during the fiscal year	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-
Fair value of options on the date of grant			EUR 3.67	EUR 2.685	EUR 3.104	EUR 3.088	EUR 3.793
Potential dilution in the case of the exercise of all options granted
Maximum dilution.

The following tables present the compensation for base year 2023:

			Board of Directors
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	DEFERRAL 14º Cycle B2023
Number of members			10
Number of paid members			5
Grant of stock purchase options
	Date of grant		2020	2021	2022	2023	2023
	Number of options granted		269,148	-	-	-	-
	Deadline for options to become exercisable		2023	2024	2025	2026	2026
	Maximum period for exercise of options		2030	2029	2030	2033	2031
	Period of restriction on the transfer of shares		N/A	N/A	N/A	N/A	N/A
	Weighted average strike price:		N/A	N/A	N/A	N/A	N/A
		(a) Options open at the beginning of the fiscal year	-	-	-	-	-
		(b) Options lost during the fiscal year	-	-	-	-	-
		(c) the options exercised during the fiscal year	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-
Fair value of options on the date of grant			EUR 3.67	EUR 2.685	EUR 3.104	EUR 3.088	EUR 3.793
Potential dilution in the case of the exercise of all options granted
Maximum dilution.

			Executive Board
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	DEFERRAL 14º Cycle B2023
Number of members			50
Number of paid members			50,3
Grant of stock purchase options
	Date of grant		2020	2021	2022	2023	2023
	Number of options granted		-	68,306	191,577	267,319	2,459,282
	Deadline for options to become exercisable		2023	2024	2025	2026	2024
	Maximum period for exercise of options		2030	2029	2030	2033	2031
	Period of restriction on the transfer of shares		N/A	N/A	N/A	N/A	N/A
	Weighted average strike price:		N/A	N/A	N/A	N/A	N/A
		(a) Options open at the beginning of the fiscal year	-	68,306	191,577	267,319	-
		(b) Options lost during the fiscal year	-	-	-	-	-
		(c) the options exercised during the fiscal year	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-
Fair value of options on the date of grant			EUR 3.67	EUR 2.685	EUR 3.104	EUR 3.088	EUR 3.793
Potential dilution in the case of the exercise of all options granted
Maximum dilution.

The following tables present the compensation for base year 2022:

			Board of Directors
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	DEFERRAL 14º Cycle B2023
Number of members			10
Number of paid members			5
Grant of stock purchase options
	Date of grant		2020	2021	2022	2023	2023
	Number of options granted		269,148	-	-	-	-
	Deadline for options to become exercisable		2023	2024	2025	2026	2026
	Maximum period for exercise of options		2030	2029	2030	2033	2031
	Period of restriction on the transfer of shares		N/A	N/A	N/A	N/A	N/A
	Weighted average strike price:		N/A	N/A	N/A	N/A	N/A
		(a) Options open at the beginning of the fiscal year	-	-	-	-	-
		(b) Options lost during the fiscal year	-	-	-	-	-
		(c) the options exercised during the fiscal year	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-
Fair value of options on the date of grant			EUR 3.67	EUR 2.685	EUR 3.104	EUR 3.088	EUR 3.793
Potential dilution in the case of the exercise of all options granted
Maximum dilution.

			Executive Board
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	DEFERRAL 14º Cycle B2023
Number of members			50
Number of paid members			50.3
Grant of stock purchase options
	Date of grant		2020	2021	2022	2023	2023
	Number of options granted		-	68,306	191,577	-	-
	Deadline for options to become exercisable		2023	2024	2025	2026	2024
	Maximum period for exercise of options		2030	2029	2030	2033	2031
	Period of restriction on the transfer of shares		N/A	N/A	N/A	N/A	N/A
	Weighted average strike price:		N/A	N/A	N/A	N/A	N/A
		(a) Options open at the beginning of the fiscal year	-	68,306	191,577	-	-
		(b) Options lost during the fiscal year	-	-	-	-	-
		(c) the options exercised during the fiscal year	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-
Fair value of options on the date of grant			EUR 3.67	EUR 2.685	EUR 3.104	EUR 3.088	EUR 3.793
Potential dilution in the case of the exercise of all options granted
Maximum dilution.

The following tables present the compensation for base year 2021:

			Board of Directors
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	DEFERRAL 14º Cycle B2023
Number of members			12
Number of paid members			5.6
Grant of stock purchase options
	Date of grant		2020	2021	2022	2023	2023
	Number of options granted		269,148	-	-	-	-
	Deadline for options to become exercisable		2023	2024	2025	2026	2026
	Maximum period for exercise of options		2030	2029	2030	2033	2031
	Period of restriction on the transfer of shares		N/A	N/A	N/A	-	-
	Weighted average strike price:		N/A	N/A	N/A	-	-
		(a) Options open at the beginning of the fiscal year	-	-	-	-	-
		(b) Options lost during the fiscal year	-	-	-	-	-
		(c) the options exercised during the fiscal year	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-
Fair value of options on the date of grant			EUR 3.67	EUR 2.685	EUR 3.104	EUR 3.088	EUR 3.793
Potential dilution in the case of the exercise of all options granted
Maximum dilution.

			Executive Board
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	DEFERRAL 14º Cycle B2023
Number of members			50
Number of paid members			45.2
Grant of stock purchase options
	Date of grant		2020	2021	2022	2023	2023
	Number of options granted		-	68,306	-	-	-
	Deadline for options to become exercisable		2023	2024	2025	2026	2024
	Maximum period for exercise of options		2030	2029	2030	2033	2031
	Period of restriction on the transfer of shares		N/A	N/A	N/A	N/A	N/A
	Weighted average strike price:		N/A	N/A	N/A	N/A	N/A
		(a) Options open at the beginning of the fiscal year	-	68,306	-	-	-
		(b) Options lost during the fiscal year	-	-	-	-	-
		(c) the options exercised during the fiscal year	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-
Fair value of options on the date of grant			EUR 3.67	EUR 2.685	EUR 3.104	EUR 3.088	EUR 3.793
Potential dilution in the case of the exercise of all options granted
Maximum dilution.

The following tables present the compensation for base year 2020:

			Board of Directors
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021
Number of members			9
Number of paid members			4.8
Grant of stock purchase options
	Date of grant		2020	2021	2022
	Number of options granted		-	-	-
	Deadline for options to become exercisable		2023	-	-
	Maximum period for exercise of options		2030	-	-
	Period of restriction on the transfer of shares		N/A	-	-
	Weighted average strike price:		N/A	-	-
		(a) Options open at the beginning of the fiscal year	362,225	-	-
		(b) Options lost during the fiscal year	-	-	-
		(c) the options exercised during the fiscal year	-	-	-
		(d) Options expired during the fiscal year	-	-	-
Fair value of options on the date of grant			EUR 3.67	-	-
Potential dilution in the case of the exercise of all options granted
Maximum dilution.

			Executive Board
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021
Number of members			45
Number of paid members			39
Grant of stock purchase options
	Date of grant		2020	2021	2022
	Number of options granted		362,225	-	-
	Deadline for options to become exercisable		2023	-	-
	Maximum period for exercise of options		2030	-	-
	Period of restriction on the transfer of shares		não há	-	-
	Weighted average strike price:		não há	-	-
		(a) Options open at the beginning of the fiscal year	362,225	-	-
		(b) Options lost during the fiscal year	-	-	-
		(c) the options exercised during the fiscal year	-	-	-
		(d) Options expired during the fiscal year	-	-	-
Fair value of options on the date of grant			EUR 3.67	-	-
Potential dilution in the case of the exercise of all options granted
Maximum dilution.

8.6. In relation to each grant of stock purchase options made in the last 3 fiscal years and planned for the current fiscal year, the board of directors and the statutory executive board, prepare a table with the following content:

a.           organ

b.           total number of members

c.           number of paid members

d.           date of grant

e.           number of options granted

f.            deadline for options to become exercisable

g.           maximum period for exercise of options

h.           period of restriction on the transfer of shares received as a result of the exercise of options

i.            fair value of options on the date of grant

j.            multiplication of the number of shares granted by the fair value of the options on the date granted

The following tables present the expected remuneration for the current financial year 2024:

			Board of Directors
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021	ILP GLOBAL 2022
Number of members	11
Number of paid members	7
Grant of stock purchase options
	Date of grant		2020	2021	2022	2023
	Number of options granted		-	-	-	-
	Deadline for options to become exercisable		2023	2024	2025	2024
	Maximum period for exercise of options		2030	2029	2030	2032
	Period of restriction on the transfer of shares		N/A	N/A	N/A	N/A
	Weighted average strike price:		N/A	N/A	N/A	N/A
		(a) Options open at the beginning of the fiscal year	-	-	-	-
		(b) Options lost during the fiscal year	-	-	-	-
		(c) the options exercised during the fiscal year	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-
Fair value of options on the date of grant			EUR 0,702	EUR 0,90	EUR 0,808	EUR 1,147
Multiplication of the number of shares granted by the fair value of the options on the date granted			-	-	-

			Executive Board
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021	ILP GLOBAL 2022
Number of members	11
Number of paid members	6.67
Grant of stock purchase options
	Date of grant		2020	2021	2022	2023
	Number of options granted		-	-	-	-
	Deadline for options to become exercisable		2023	2024	2025	2024
	Maximum period for exercise of options		2030	2029	2030	2032
	Period of restriction on the transfer of shares		N/A	N/A	N/A	N/A
	Weighted average strike price:		N/A	N/A	N/A	N/A
		(a) Options open at the beginning of the fiscal year	0	68,306	191,577	267,319
		(b) Options lost during the fiscal year	-	-	-	-
		(c) the options exercised during the fiscal year	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-
Fair value of options on the date of grant			EUR 0.702	EUR 0.90	EUR 0.808	EUR 1.147
Multiplication of the number of shares granted by the fair value of the options on the date granted				EUR 30,737.70	EUR 154,851.69	EUR 306,583.67

The following tables present the compensation for base year 2023:

			Board of Directors
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021	ILP GLOBAL 2022
Number of members	11
Number of paid members	6.67
Grant of stock purchase options
	Date of grant		2020	2021	2022	2023
	Number of options granted		-	-	-	-
	Deadline for options to become exercisable		2023	2024	2025	2024
	Maximum period for exercise of options		2030	2029	2030	2032
	Period of restriction on the transfer of shares		N/A	N/A	N/A	N/A
	Weighted average strike price:		N/A	N/A	N/A	N/A
		(a) Options open at the beginning of the fiscal year	-	-	-	-
		(b) Options lost during the fiscal year	-	-	-	-
		(c) the options exercised during the fiscal year	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-
Fair value of options on the date of grant			EUR 0.702	EUR 0.90	EUR 0.808	EUR 1.147
Multiplication of the number of shares granted by the fair value of the options on the date granted			-	-	-

			Executive Board
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021	ILP GLOBAL 2022
Number of members	48
Number of paid members	50.75
Grant of stock purchase options
	Date of grant		2020	2021	2022	2023
	Number of options granted		269,148	68,306	114,946	267,319
	Deadline for options to become exercisable		2023	2024	2025	2024
	Maximum period for exercise of options		2030	2029	2030	2032
	Period of restriction on the transfer of shares		N/A	N/A	N/A	N/A
	Weighted average strike price:		N/A	N/A	N/A	N/A
		(a) Options open at the beginning of the fiscal year	0	68,306	114,946	267,319
		(b) Options lost during the fiscal year	269,148	-	-	-
		(c) the options exercised during the fiscal year	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-
Fair value of options on the date of grant			EUR 0.702	EUR 0.90	EUR 0.808	EUR 1.147
Multiplication of the number of shares granted by the fair value of the options on the date granted			0	EUR 47,950.81	EUR 30,737.70	EUR 216,073.95

The following tables present the compensation for base year 2022:

			Board of Directors
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021
Number of members	10
Number of paid members	5
Grant of stock purchase options
	Date of grant		2020	2021	2022
	Number of options granted		-	-	-
	Deadline for options to become exercisable		2023	2024	2025
	Maximum period for exercise of options		2030	2029	2030
	Period of restriction on the transfer of shares		N/A	N/A	N/A
	Weighted average strike price:		N/A	N/A	N/A
		(a) Options open at the beginning of the fiscal year	-	-	-
		(b) Options lost during the fiscal year	-	-	-
		(c) the options exercised during the fiscal year	-	-	-
		(d) Options expired during the fiscal year	-	-	-
Fair value of options on the date of grant			EUR 3,67	EUR 2,685	EUR 3,104
Multiplication of the number of shares granted by the fair value of the options on the date granted			-	-	-

			Executive Board
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021
Number of members	50
Number of paid members	50,3
Grant of stock purchase options
	Date of grant		2020	2021	2022
	Number of options granted		269.148	68.306	114.946
	Deadline for options to become exercisable		2023	2024	2025
	Maximum period for exercise of options		2030	2029	2030
	Period of restriction on the transfer of shares		N/A	N/A	N/A
	Weighted average strike price:		N/A	N/A	N/A
		(a) Options open at the beginning of the fiscal year	269.148	68.306	114.946
		(b) Options lost during the fiscal year	93.077	-	-
		(c) the options exercised during the fiscal year	-	-	-
		(d) Options expired during the fiscal year	-	-	-
Fair value of options on the date of grant			EUR 3,67	EUR 2,685	EUR 3,104
Multiplication of the number of shares granted by the fair value of the options on the date granted			EUR 987.773	EUR 183.402	EUR 356.792

The following tables present the compensation for base year 2021:

			Board of Directors
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021
Number of members	12
Number of paid members	5,6
Grant of stock purchase options
	Date of grant		2020	2021	2022
	Number of options granted		-	-	-
	Deadline for options to become exercisable		2023	2024	-
	Maximum period for exercise of options		2030	2029	-
	Period of restriction on the transfer of shares		N/A	N/A	-
	Weighted average strike price:		N/A	N/A	-
		(a) Options open at the beginning of the fiscal year	-	-	-
		(b) Options lost during the fiscal year	-	-	-
		(c) the options exercised during the fiscal year	-	-	-
		(d) Options expired during the fiscal year	-	-	-
Fair value of options on the date of grant			EUR 3,67	EUR 2,685	-
Multiplication of the number of shares granted by the fair value of the options on the date granted			-	-	-

			Executive Board
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021
Number of members	50
Number of paid members	45,2
Grant of stock purchase options
	Date of grant		2020	2021	2022
	Number of options granted		362.225	34.153	-
	Deadline for options to become exercisable		2023	2024	-
	Maximum period for exercise of options		2030	2029	-
	Period of restriction on the transfer of shares		N/A	N/A	-
	Weighted average strike price:		N/A	N/A	-
		(a) Options open at the beginning of the fiscal year	362.225	34.153	-
		(b) Options lost during the fiscal year	-	-	-
		(c) the options exercised during the fiscal year	-	-	-
		(d) Options expired during the fiscal year	-	-	-
Fair value of options on the date of grant			EUR 3,67	EUR 2,685	-
Multiplication of the number of shares granted by the fair value of the options on the date granted			EUR 1.329.366	EUR 91.701	-

8.7. In relation to the open options of the Board of Directors and the Statutory Executive Board at the end of the last fiscal year:

As of December 31, 2023, the members of the Company's Executive Board and Board of Directors had 527,202 options open, relating to the Global ILP plans.

8.8. In relation to the options exercised and shares delivered related to the share-based remuneration of the Board of Directors and the statutory Executive Board, in the last 3 fiscal years, prepare a table with the following content:

a.	Organ
b.	total number of members
c.	number of paid members
d.	number of actions
e.	weighted average strike price

f.     weighted average market price of shares for options exercised

g.   multiplication of the total options exercised by the difference between the weighted average strike price and the weighted average market price of the shares for the options exercised

Not applicable. There were no options for the open plans that became exercisable as of December 31, 2023.

8.9 Share-based remuneration to be delivered to beneficiaries

In relation to share-based remuneration, in the form of shares to be delivered directly to the beneficiaries, recognized in the results of the last 3 fiscal years and that foreseen for the current fiscal year, of the board of directors and the statutory executive board, prepare a table with the following content:

a. organ

b. total number of members

c. number of paid members

d. potential dilution in case of granting of all actions to beneficiaries

According to tables in items 8.5 and 8.6 above.

8.10 Grant of shares

In relation to each grant of shares made in the last 3 fiscal years and planned for the current fiscal year, the board of directors and the statutory board of directors, prepare a table with the following content:

a. organ

b. total number of members

c. number of paid members

d. date of grant

e. number of shares granted

f. maximum deadline for delivery of shares

g. period of restriction on the transfer of shares

h. fair value of the shares on the date of grant

i. multiplication of the number of shares granted by the fair value of the shares on the date granted

The following tables present the expected remuneration for the current financial year 2024:

		Board of Directors
		ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	DEFERRAL 6º Cycle	DEFERRAL 7º Cycle	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle	DEFERRAL 14º Cycle
Number of members		11
Number of paid members		7
Grant of shares
	Date of grant	2020	2021	2022	2023	Feb/2023
	Number of shares granted	-	-	-	-	-	-	-	-	-	-	-	-	-
	Maximum deadline for delivery of shares	mar/23	mar/24	mar/25	mar/26	Mar/2023
	Period of restriction on the transfer of shares	1 year

	Fair value of shares on the date of grant	EUR 3.67	EUR 2.69	EUR 3.10	EUR 3.09	30								31
Multiplication of the number of shares granted by the fair value of the shares on the date granted		EUR 0	EUR 0	EUR 0	EUR 0	-	-	-	-	-	-	-	-	-

		Executive Board
		ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	DEFERRAL 6º Cycle	DEFERRAL 7º Cycle	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle	DEFERRAL 14º Cycle
Number of members
Number of paid members
Grant of shares
	Date of grant	2020	2021	2022	2023	Feb/2023
	Number of shares granted	51,483	22,896	49,888	78,662	-	-	-	28,805	169,552	235,259	418,156	303,676	1,661,176
	Maximum deadline for delivery of shares	mar/23	mar/24	mar/25	mar/26	Mar/2023
	Period of restriction on the transfer of shares	1 year
	Fair value of shares on the date of grant	EUR 3.67	EUR 2.69	EUR 3.10	EUR 3.09	30								31
Multiplication of the number of shares granted by the fair value of the shares on the date granted		EUR 188,943				-	-	1,250,073	0	5,520,644	8,917,951	14,627,873	59,420,747	59,420,747

The following tables present the compensation for base year 2023:

		Board of Directors
		ILP Global CRDIV 2015	ILP DTA 2019	DEFERRAL 6º Cycle	DEFERRAL 7º Cycle	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle
Number of members		10
Number of paid members		5
Grant of shares
	Date of grant	mar/20	mar/20	feb/23
	Number of shares granted	-	51,483	-	-	-	-	-	-	-	-
	Maximum deadline for delivery of shares	mar/20	mar/23	mar/23
	Period of restriction on the transfer of shares	1 Year
	Fair value of shares on the date of grant	R$ 18.56	€ 3.67	R$ 28.92
Multiplication of the number of shares granted by the fair value of the shares on the date granted		-	€ 188,943	-	-	-	-	-	-	-	-

		Executive Board
		ILP Global CRDIV 2015	ILP DTA 2019	DEFERRAL 6º Cycle	DEFERRAL 7º Cycle	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle
Number of members		55
Number of paid members		55
Grant of shares
	Date of grant	mar/20	mar/20	feb/23
	Number of shares granted	-	51,483	-	-	39,065	27,422	172,520	278,686	457,121	1,856,898
	Maximum deadline for delivery of shares	mar/20	mar/23	mar/23
	Period of restriction on the transfer of shares	1 Year
	Fair value of shares on the date of grant	R$ 18.56	€ 3.67	R$ 28.92
Multiplication of the number of shares granted by the fair value of the shares on the date granted		-	€ 188,943	-	-	R$ 1,250,073	R$ 877,520	R$ 5,520,644	R$ 8,917,951	R$ 14,627,873	R$ 59,420,747

The following tables present the compensation for base year 2022:

		Board of Directors
		ILP Global CRDIV 2015	ILP DTA 2019	DEFERRAL 6º Cycle	DEFERRAL 7º Cycle	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle
Number of members		9
Number of paid members		6
Grant of shares
	Date of grant	mar/20	mar/20	feb/22
	Number of shares granted	-	51,483	-	-	-	-	-	-	-	-
	Maximum deadline for delivery of shares	mar/20	mar/23	mar/22
	Period of restriction on the transfer of shares	1 Year
	Fair value of shares on the date of grant	R$ 18,56	€ 3,67	R$ 32,00
Multiplication of the number of shares granted by the fair value of the shares on the date granted		-	€ 188,943	-	-	-	-	-	-	-	-

		Executive Board
		ILP Global CRDIV 2015	ILP DTA 2019	DEFERRAL 6º Cycle	DEFERRAL 7º Cycle	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle
Number of members		50
Number of paid members		50.3
Grant of shares
	Date of grant	mar/20	mar/20	feb/22
	Number of shares granted	-	51,483	-	43,403	37,072	148,539	274,914	275,112	1,938,289	-
	Maximum deadline for delivery of shares	mar/20	mar/23	mar/22
	Period of restriction on the transfer of shares	1 Year
	Fair value of shares on the date of grant	R$ 18.56	€ 3.67	R$ 32.00
Multiplication of the number of shares granted by the fair value of the shares on the date granted		-	€ 188,943	-	R$ 1,388,889	R$ 1,186,298	R$ 4,753,259	R$ 8,797,250	R$ 8,803,591	R$ 62,025,250	-

The following tables present the compensation for base year 2021:

Board of Directors
		ILP Global CRDIV 2015	ILP DTA 2019	DEFERRAL 6º Cycle	DEFERRAL 7º Cycle	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle
Number of members		12
Number of paid members		5.6
Grant of shares
	Date of grant	mar/20	mar/20	feb/21
	Number of shares granted	-	-	-	-	-	-	-	-	-	-
	Maximum deadline for delivery of shares	mar/20	mar/23	mar/21
	Period of restriction on the transfer of shares	1 Year
	Fair value of shares on the date of grant	R$ 18.56	€ 3.67	R$ 42.56
Multiplication of the number of shares granted by the fair value of the shares on the date granted		-	-	-	-	-	-	-	-	-	-

		Executive Board
		ILP Global CRDIV 2015	ILP DTA 2019	DEFERRAL 6º Cycle	DEFERRAL 7º Cycle	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle
Number of members		50
Number of paid members		45.2
Grant of shares
	Date of grant	mar/20	mar/20	feb/21
	Number of shares granted	-	69,287	135,873	61,238	155,833	200,161	238,606	995,305	-	-
	Maximum deadline for delivery of shares	mar/20	mar/23	mar/21
	Period of restriction on the transfer of shares	1 Year
	Fair value of shares on the date of grant	R$ 18.56	€ 3.67	R$ 42.56
Multiplication of the number of shares granted by the fair value of the shares on the date granted		-	€ 254,283	R$ 5,782,743	R$ 2,606,278	R$ 6,632,235	R$ 8,518,838	R$ 10,155,055	R$ 42,360,169	-	-

8.11 Shares delivered

In relation to the shares delivered related to the share-based remuneration of the board of directors and the statutory executive board, in the last 3 fiscal years, prepare a table with the following content:

a. organ

b. total number of members

c. number of paid members

d. number of shares

e. weighted average purchase price

f. weighted average market price of shares purchased

g. multiplication of the total shares purchased by the difference between the weighted average purchase price and the weighted average market price of the purchased shares

2023
a. Corporate body	Executive Board	Board of Directors
b. total number of members	48.00	11.00
c. number of paid members	50.75	6.67
d. number of shares	1,747,182	125,072
e. weighted average purchase price	30.24	29.54
f. weighted average market price of shares purchased	28.60	28.60
g. multiplication of the total shares purchased by the difference between the weighted average purchase price and the weighted average market price of the purchased shares	2,862,544	117,567.68

2022
a. Corporate body	Executive Board	Board of Directors
b. total number of members	50.00	10.00
c. number of paid members	50.25	5.00
d. number of shares	1,701,531	145,787
e. weighted average purchase price	28.92	28.92
f. weighted average market price of shares purchased	28.33	28.33
g. multiplication of the total shares purchased by the difference between the weighted average purchase price and the weighted average market price of the purchased shares	1,003,903	86,014.33

2021
a. Corporate body	Executive Board	Board of Directors
b. total number of members	50.00	12.00
c. number of paid members	45.17	5.58
d. number of shares	1,900,485	25,121
e. weighted average purchase price	32.00	32.00
f. weighted average market price of shares purchased	30.94	30.94
g. multiplication of the total shares purchased by the difference between the weighted average purchase price and the weighted average market price of the purchased shares	2,010,713	26,578.02

8.12       Summary description of the information necessary for understanding the data disclosed in paragraphs 8.5 to 8.11, such as the explanation of the method of pricing the value of shares and options:

A.	Global Program

a.	Pricing model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all quoted European options. In addition to this model there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

b.	Data and assumptions used in the pricing model, including weighted average share price, exercise price, expected volatility, option lifetime, expected dividends, and risk-free interest rate

•	The weighted average share price (and strike price) is €3,104 based on the 15-day weighted average between 01/07/2022 and 01/27/2022
•	The expected volatility used was 33.80
•	Options expire on 01/02/2030
•	Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year in the long term (2030).
•	The discount curve used gives a discount of 0.96 for 2030

The strike price, in all cycles and if the objectives set out in the regulations are achieved, will be the market price on the date of the exercise.

c.           Method used and the assumptions assumed to incorporate the expected effects of anticipated exercise

Not applicable, since the model does not allow early exercise.

d.	How to determine expected volatility

Estimated based on historical volatility for the respective term.

e.	Whether any other features of the option have been incorporated into the measurement of its fair value

It does not apply, since no other features of the option have been incorporated into the measurement of its fair value.

B.	Local Program

Not applicable to the Local Long-Term Incentive Plans and Deferment, since they have as their object the payment, in Units, of part of the Variable Remuneration owed by the Company to the participants, under the terms of its remuneration policy.

8.13. Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controllers, controlled companies or under common control, which are held by members of the board of directors, the statutory board or the fiscal council, grouped by body.

Company Name: Banco Santander (Brasil) S.A.
Board of Directors
Final Balance
Securities/ Derivatives	Characteristics of the Titles	Quantity	% share
			Same Species/Class	Total
Shares	Ordinary	2	0,00%	0
Shares	Preferred	-	0,00%	0
Shares	Units	726,538	0,00%	0

Company Name: Banco Santander (Brasil) S.A.
Executive Board
Final Balance
Securities/ Derivatives	Characteristics of the Titles	Quantity	% share
			Same Species/Class	Total
Shares	Ordinary	514	0,00%	0
Shares	Preferred	515	0,00%	0
Shares	Units	2,342,155	0,00%	0

Base date: 31.12.2023

(*) includes balance of persons assimilated

8.14 Pension plans in force granted to the members of the Board of Directors and to the statutory officers.

Currently the largest defined contribution plan is SantanderPrevi, a plan that has been closed to new subscribers since July 2018. As of January 2018, the SBPrev Pension Plan was implemented, administered by Zurich Santander Brasil Seguros e Previdência, for new employees/administrators and new subscribers.

Participation in the SBPrev Pension Plan is optional and the participant's monthly contribution will be the equivalent of 2% of Salary* (limited to 13 UPs = R$ 8,558.81) + 2% to 9% (defined by the subscripted) of salary minus 13 UPs.

A contribution amount made by the Company itself (called matching or counterpart) will be added to this amount, which varies from 100% to 150% depending on the length of participation in the plan.

As of March 2018, the SantanderPlus Pension Plan was implemented, which, like SantanderPrevi, provides future supplementary income. This plan is restricted to the group of executives who form part of the “SantanderPlus” Collective. Participation is optional and the contribution is annual, limited to 12 salaries, with a counterpart of 100% to 125% made by Santander Brasil, depending on the time in the plan.

An executive participated, until the end of 2021, in a Free Benefits Generating Plan – PGBL, established by the Company together with Zurich Santander, in which the company assumes the cost of the Basic Company Account, with the contribution value defined according to a percentage on the portion of the Applicable Salary.

In the table below we provide the values contributed to the supplementary pension plans in 2023.

	TOTAL
	Board of Directors	Executive Board
Total number of members	11	50
Number of members	2	53
Plan name	Santanderprevi Retirement Plan + SBPREV	Santanderprevi Retirement Plan + SBPREV
Number of directors who are able to retire	does not apply	does not apply
Conditions for early retirement	does not apply	does not apply
Updated cumulative value of the contributions accumulated until the end of the last fiscal year, minus the portion related to the contributions made directly by the managers	2,217,483	308,716,409
Total accumulated value of contributions made during the last fiscal year, minus the portion related to contributions made directly by the managers	0	64,488,697
Possibility of early redemption and conditions	does not apply	does not apply

The amount accumulated on December 31, 2023 comprises the balance of the amounts contributed even if redeemed until the said date.

8.15 Maximum, minimum and average individual remuneration of the Board of Directors, the Statutory Executive Board and the Fiscal Council.

	Executive Board			Board of Directors			Fiscal Council
	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021
Number of members	48.0	50.0	50.0	11.0	10.0	12.0	0	6.0	6.0
Number of paid members	50.75	50.3	45.2	6.67	5.0	5.6	2.17	3.0	3.0
Value of the highest remuneration (Reais)	30,554,700.67	21,122,291.48	59,029,586.25	3,744,600.14	11,559,693.20	2,129,585.07	71,910.00	176,179.50	142,710.00
Amount of the lowest remuneration (Reais)	2,651,048.90	2,407,487.32	2,098,466.40	1,020,000.00	805,000.00	762,000.00	N/A	176,179.50	142,710.00
Average value of remuneration (Reais)	7,325,477.04	6,080,294.50	7,674,778.20	1,747,885.05	3,014,657.47	1,064,162.32	66,747.23	176,179.50	149,901.00

Charges of the highest remuneration (Reais)	3,499,850.01	3,856,725.00	3,856,725.00	841,387.16	478,500.00	405,000.00	16,179.75	32,109.75	31,410.00
Charges of the lowest remuneration (Reais)	292,800.00	231,900.49	231,900.49	229,500.00	171,450.00	171,450.00	N/A	32,109.75	31,410.00

Board of Directors / Statutory Executive Board / Fiscal Council
31/12/2023

(i)  The value of the lowest individual remuneration disregards members who have not performed their duties in the 12-month period of the fiscal year in question; and

(ii) The figures do not take into account social charges.

31/12/2022

(i)  The value of the lowest individual remuneration disregards members who have not performed their duties in the 12-month period of the fiscal year in question; and

(ii)  The figures do not take into account social charges.

31/12/2021

(i)  The value of the lowest individual remuneration disregards members who have not performed their duties in the 12-month period of the fiscal year in question; and

(ii) The figures do not take into account social charges.

8.16. Describe contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for managers in the event of removal from office or retirement, indicating the financial consequences for the issuer

Most of the directors have entered into a garden leave agreement with us, which stipulates that executives will be obliged for a period of three months after the dismissal not to exercise any professional activity in any other company or financial institution, upon payment, by us, of a consideration. This obligation will apply whenever the termination of the executive is voluntary and, in the case of involuntary dismissal, it will be at our discretion to pay such compensation. The consideration corresponds to up to 180 days of the executive's fixed monthly salary, as compensation.

We have a D&O Civil Liability insurance policy (Directors & Officers), renewed annually, in order to guarantee its directors and managers the payment of indemnities arising from claims that require the reparation of damages caused to third parties or to us by virtue of the exercise of their functions. The total amount of insurance premiums paid for the period 07/01/2023 to 07/01/2024 was R$ 2,694,236.14 and the corresponding amount for the remainder of 2024 has not yet been fixed.

Pursuant to the approval of our board of directors at the meeting held on December 23, 2009, we indemnify our directors, executive officers and members of the Audit Committee in actions related to the positions held by them, exclusively for procedural or administrative costs and attorneys' fees, except in cases of serious fault or intent and/or abuse of power and/or in disagreement with the Bylaws and our internal rules. This indemnification letter has also been issued to the members of the Audit Committee and the compensation committee and reflects the terms of the D&O Civil Liability insurance policy mentioned in the preceding paragraph.

There are no contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for managers in the event of removal from office or retirement.

8.17. In relation to the last 3 fiscal years and the forecast for the current fiscal year, indicate the percentage of the total remuneration of each body recognized in the result of the issuer referring to members of the board of directors, the statutory board or the fiscal council that are parties related to the controllers, direct or indirect, as defined by the accounting rules that deal with this matter.

Not applicable

8.18. In relation to the last 3 fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the result of the issuer as remuneration of members of the board of directors, the statutory board or the fiscal council, grouped by body, for any reason other than the function they occupy, such as commissions and consulting or advisory services provided

It does not apply, given that there is no value recognized in the result as remuneration received by our members of the Board of Directors, the Statutory Executive Board or the Fiscal Council, in the last three fiscal years, other than due to the position they occupy.

8.19 In relation to the last 3 fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the results of controllers, direct or indirect, companies under common control and subsidiaries of the issuer, such as remuneration of members of the board of directors, the statutory board or the fiscal council of the issuer, grouped by body, specifying under what title such values were assigned to such individuals

Social Fiscal Year 2023	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Direct and indirect controllers	11,698,268 EUR	39,600 EUR	0	11,737,868 EUR
Issuer Subsidiaries	0	0	0	0
Societies under common control	0	0	0	0

Social Fiscal Year 2022	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Direct and indirect controllers	19,220,210 EUR	39,600 EUR	0	19,259,810 EUR
Issuer Subsidiaries	0	0	0	0
Societies under common control	0	0	0	0

Social Fiscal Year 2021	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Direct and indirect controllers	19,981,775 EUR	0	0	19,981,775 EUR
Issuer Subsidiaries	0	0	0	0
Societies under common control	0	0	0	0

8.20. Provide other information that the issuer deems relevant:

There is no other information that we consider relevant.

EXHIBIT V

PROPOSAL FOR ELECTION OF THE COMPANY'S BOARD OF DIRECTORS (Itens 7.3 to 7.6 of Reference Form)

Name	Vanessa de Souza Lobato Barbosa
Date of birth	12/24/1968
Profession	Business Administrator
CPF or passport number	758.525.866-68
Elective office held	Director
Election date	04/26/2024
Date of Inauguration	N/A
Term of office	2025 OGM
Whether he was elected by the controller or not	Yes
First Term Start Date	N/A
Professional Experience / Independence Criteria:	Ms. Lobato is Brazilian and was born on December 24, 1968. She holds a bachelor’s degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais, and a specialization degree in Marketing at Universidade Federal de Minas Gerais. From 1990 to 1995 she served as Marketing Local Manager at Banco Nacional, with responsibility for the sponsorship budget and micro marketing activities focused on the retail network. She also worked at Unibanco, in Recife, from 1995 to 1999, where she was responsible for different branches in the city of Recife. In 1999 she started at Santander Brasil, where she worked as General Manager of the Recife branch office. From 2001 to 2006 she served as Local Superintendent, where she was responsible for one of the Retail’s Locals, with head office in Belo Horizonte, covering the states of Minas Gerais, Goiás, as well as Brasília, and the states of the Northeast Region. From 2006 to 2013, Ms. Lobato became an Executive Superintendent of our branch network, with responsibility for one of our retail branches in Brazil, specifically the “SPI Centro Sul” branch based in Campinas, State of São Paulo, covering important cities such as: Campinas, Jundiaí, Sorocaba, Piracicaba, Limeira and Americana, totaling 258 branches in 94 cities. From 2013 to 2020, she led, as one of our Executive Vice President, the Vice President of Human Resources and is currently the Vice President responsible for the Vice President of Retail.
Description of other positions or functions	N/A
Convictions	N/A

7.5 Family relations

There is no marital relationship, stable union or kinship up to the second degree between administrators of the issuer; between the issuer's administrators and the issuer's direct or indirect subsidiaries; between managers of the issuer or its direct or indirect subsidiaries and direct or indirect controllers of the issuer; and managers of the issuer and managers of the issuer's direct or indirect controlled companies.

7.6 Relations of subordination, provision of service or control:

As for the subordination item, Santander Brasil has 2 (two) members of the Board of Directors who also hold positions in the Santander Spain Group, they are: José Antonio Alvarez Alvarez and José García Cantera.

EXHIBIT VI

PROPOSAL TO INCREASE SHARE CAPITAL

(pursuant to article 15, Annex C of CVM Resolution 81)

1. Inform the value of the increase and new share capital;

The value of the increase will be R$10,000,000,000.00 (ten billion Brazilian reais) and the new share capital will be R$65,000,000,000.00 (sixty-five billion Brazilian reais).

2. Inform whether the increase will be carried out through: (a) conversion of debentures or other debt securities into shares; (b) exercise of subscription rights or subscription bonuses; (c) capitalization of profits or reserves; or (d) subscription of new shares;

The increase in Share Capital will be carried out through the capitalization of part of the balance of the Company’s statutory profit reserve for Dividend Equalization.

3. Explain, in detail, the reasons for the increase and its legal and economic consequences;

Currently, the balance of the statutory profit reserve for Dividend Equalization is R$ 26,108,658,672.84 (twenty-six billion, one hundred and eight million, six hundred and fifty-eight thousand, six hundred and seventy-two Brazilian reais and eighty-four centavos).

Management proposes the capitalization of R$ 10,000,000,000.00 (ten billion Brazilian reais), with part of the balance of the statutory profit reserve being used for Dividend Equalization, without issuing new shares.

The objective of increasing share capital is to capitalize the excess of profit reserves over the Company's share capital, in compliance with Article 199 of Law No. 6,404/76 and art. 36, III, (a) of the Company's Bylaws.

The proposed increase has no legal consequences other than the statutory change to adapt the new value of the share capital. There will also be no consequence on the Company's shareholding structure, since there is no issuance of shares or changes in the characteristics of shares already issued. Likewise in relation to the economic consequences, there will be no impacts considering that this is the capitalization of a statutory reserve within the Company's own net equity.

4. Provide a copy of the fiscal council's opinion, if applicable;

Not applicable, the Company does not have a Fiscal Council installed.

5. In case of capital increase through subscription of shares;

Not applicable. No new shares of any kind will be issued as a result of the proposed increase.

a. Describe the allocation of resources;

Not applicable.

b. Inform the number of shares issued of each type and class;;

Not applicable.

c. Describe the rights, advantages and restrictions attributed to the shares to be issued;

Not applicable.

d. Inform whether the subscription will be public or private;;

Not applicable.

e. In the case of private subscription, inform whether related parties, as defined by the accounting rules that deal with this matter, will subscribe shares in the capital increase, specifying the respective amounts, when these amounts are already known;

Not applicable.

f. Inform the issue price of the new shares or the reasons why their fixation should be delegated to the board of directors, in cases of public distribution;

Not applicable.

g. Inform the nominal value of the shares issued or, in the case of shares with no nominal value, the portion of the issue price that will be allocated to the capital reserve;

Not applicable.

h. Provide administrators' opinion on the effects of the capital increase, especially with regard to the dilution caused by the increase;

Not applicable.

i. Inform the criteria for calculating the issue price and justify, in detail, the economic aspects that determined your choice, in accordance with art. 170 of Law No. 6,404, of 1976;

Not applicable.

j. If the issue price was set at a premium or discount in relation to the market value, identify the reason for the premium or discount and explain how it was determined;

Not applicable.

k. Provide a copy of all reports and studies that supported the fixing of the issue price;

Not applicable.

l. REVOKED - Item “5.l” revoked by CVM Resolution No. 59, of December 22, 2021.

m. Inform the issue prices of shares in capital increases carried out in the last 3 (three) years;

Not applicable.

n. Present percentage of potential dilution resulting from the emission;

Not applicable.

o. Inform the deadlines, conditions and form of subscription and payment of shares issued;

Not applicable.

p. Inform whether shareholders will have preemptive rights to subscribe to the new shares issued and detail the terms and conditions to which this right is subject;

Not applicable.

q. Inform the administration's proposal for the treatment of any leftovers;

Not applicable.

r. Describe in detail the procedures that will be adopted if partial approval of the capital increase is expected;

Not applicable.

s. If the issue price of the shares is, totally or partially, realized in assets;

Not applicable.

i. Provide a complete description of the assets;

Not applicable.

ii. Clarify the relationship between the assets incorporated into the company's assets and its corporate purpose;

Not applicable.

iii. Provide a copy of the asset valuation report, if available;

Not applicable.

6. In case of capital increase through capitalization of profits or reserves;

a. Inform whether this will involve changing the nominal value of the shares, if any, or distributing new shares among shareholders;

The Company's shares have no par value and there will be no distribution of new shares due to the proposed capital increase.

b. Inform whether the capitalization of profits or reserves will be carried out with or without changing the number of shares, in companies with shares with no par value;

The capitalization of the reserve will be carried out without changing the number of shares of the Company.

c. In case of distribution of new shares;

Not applicable.

i. Inform the number of shares issued of each type and class;

Not applicable.

ii. Inform the percentage that shareholders will receive in shares;

Not applicable.

iii. Describe the rights, advantages and restrictions attributed to the shares to be issued;

Not applicable.

iv. Inform the acquisition cost, in reais per share, to be attributed so that shareholders can comply with art. 10 of Law 9,249, of December 26, 1995;

Not applicable.

v. Inform the treatment of fractions, if applicable;

Not applicable.

d. Inform the deadline provided for in § 3 of art. 169 of Law No. 6,404, of 1976;

Not applicable.

e. Inform and provide the information and documents provided for in item 5 above, when applicable;

Not applicable.

7. In the event of a capital increase by converting debentures or other debt securities into shares or by exercising subscription bonuses;

Not applicable.

a. Inform the number of shares issued of each type and class;

Not applicable.

b. Describe the rights, advantages and restrictions attributed to the shares to be issued;

Not applicable.

8. REVOKED Item 8 revoked by CVM Resolution No. 59, of December 22, 2021.

EXHIBIT VII

COMPARATIVE CHART FOR PROPOSAL TO AMEND THE COMPANY’S BYLAWS

(Pursuant to article 12, CVM Resolution 81)

Please find below a comparative chart between the version currently in effect and the proposed amendments to the Company's Bylaws.

Current Wording	Proposed Wording
Article 5. The share capital is fifty-five billion Brazilian Reais (BRL 55,000,000,00.00), divided into seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one (7,498,531,051) shares, of which three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one (3,818,695.031) common shares and three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand, twenty (3,679,836.020) preferred shares, registered and without par value.	Article 5. The share capital is sixty five billion Brazilian Reais (BRL 65,000,000,000.00)~~fifty-five billion reais (BRL 55,000,000,00.00)~~, divided into seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one (7,498,531,051) shares, of which three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one (3,818,695.031) common shares and three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand, twenty (3,679,836.020) preferred shares, registered and without par value.
Justification
It is proposed to change the caput of article 5 of the Company's Bylaws to reflect the increase in share capital due to the partial capitalization of the balance of the statutory profit reserve for the Equalization of the Company's Dividends in the amount of R$ 10,000,000,000.00 (ten billion Brazilian reais).

EXHIBIT VIII

CONSOLIDATED BYLAWS OF THE COMPANY

(With marks from the new wording, according to the proposed change)

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF no. 90.400.888/0001-42

NIRE 35.300.332.067

BYLAWS

TITLE I
CORPORATE NAME, HEAD OFFICES, JURISDICTION, DOMICILE AND

CORPORATE PURPOSE

Art. 1. BANCO SANTANDER (BRASIL) S.A. (the “Bank” or the “Company”), a private legal entity, is a joint stock company governed by these Bylaws and by the legal and regulatory provisions that apply to it.

Art. 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo.

Art. 3. The Company is established for an indefinite period of duration.

Art. 4. The Company’s corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

TITLE II

SHARE CAPITAL AND SHARES

Art. 5. The share capital is sixty five billion Brazilian Reais (BRL 65,000,000,000.00)~~fifty-five billion reais (BRL 55,000,000,00.00)~~, consisting of 7,498,531,051 (seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one) are common shares and 3,679,836,020 (three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand and twenty) are preferred shares, all registered without par value.

Paragraph 1. The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its Bylaws by up to a total limited to nine billion ninety million nine hundred and nine thousand and ninety (9,090,909,090) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

Paragraph 2. When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

Paragraph 3. Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

Paragraph 4. Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

Paragraph 5. Each common share entitles its holder to one vote at the General Meetings.

Paragraph 6. Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to common shares;

II – priority in the distribution of dividends;

III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;

IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and

V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Title X of these Bylaws.

Paragraph 7. Preferred shares do not entitle the holder to a vote, except in respect of the following matters:

(a) the transformation, amalgamation, merger or split of the Company;

(b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in General Meeting; and

(c) the value of assets intended to be used for paying up an increase in the Company’s share capital.

Paragraph 8. All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

Paragraph 9. A General Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.

Paragraph 10. The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

Paragraph 11. The Company may, subject to notification to BM&FBOVESPA and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

Paragraph 12. New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the General Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

Paragraph 13. The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

TITLE III

SHAREHOLDERS’ MEETING

Art. 6. The General Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.

Paragraph 1. A General Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Fiscal Council, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The General Meeting which shall consider the cancellation of the registration of a publicly company shall be convened at least thirty (30) days in advance.

Paragraph 2. A shareholder may be represented at a General Meeting by a attorney-in-fact authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company’s registered office may be required, within the period fixed in the announcements convening the meeting.

Paragraph 3. The General Meeting will fix, each year, the aggregate amount of the compensation of the managers, the Audit Committee and the Fiscal Council, if one has been appointed.

Paragraph 4. The General Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

Paragraph 5. It is the responsibility of the General Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the General Meeting shall be decided by an absolute majority of votes.

TITLE IV

MANAGEMENT

Art. 7. The Company shall be managed by a Board of Directors and an Executive Board.

Art. 8. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

Art. 9. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and once the applicable legal requirements have been complied with.

Sole paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

Art. 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

Art. 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

Sole Paragraph. The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be accumulated by the same person.

Art. 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.

Art. 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

CHAPTER I

THE BOARD OF DIRECTORS

Art. 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the General Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

Paragraph 1. At the General Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

Paragraph 3. For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company’s services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the General Meeting that elected him/her.

Paragraph 4. At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.

Paragraph 5. A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

Paragraph 6. The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without decision powers, always with the purpose of advising the Board of Directors, comprised by members nominated by the Board among the members of the management and/or other persons directly or indirectly connected with the Bank.

Art. 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paragraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

Paragraph 1. The Chairman of the Board of Directors shall be replaced by the Vice Chairman during temporary absences or impediments. During temporary absences or impediments of the Vice Chairman, the Chairman shall appoint a substitute among the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute among the other members.

Paragraph 2. The replacements provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member’s vote.

Paragraph 3. In case of vacancy of the position of Chairman of the Board of Directors, the Vice Chairman will assume his/her functions, remaining such post unaltered. In the event of vacancy in the position of Vice Chairman, the Chairman will nominate his/her successor among the remaining Directors. In case of vacancy of the position of Board of Directors’ member, and if necessary to compose the minimum number of members mentioned on caput of Article 14 of this Bylaws, the Board of Directors shall nominate/appoint, ad referendum of the next General Meeting to be held, his/her successor.

Art. 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.

Paragraph 1. The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof.

Paragraph 2. The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.

Paragraph 3. The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.

Paragraph 4. The meetings of the Board of Directors should be held at the Company’s head offices, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act.

Paragraph 5. The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days’ notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

Paragraph 6. The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published.

Paragraph 7. The resolutions of the Board of Directors will be made by the majority of votes among the attending members.

Art. 17. In addition to the attributes accorded by law or by the Bylaws, the Board of Directors will be responsible for the following:

I. To comply with and to ensure compliance with these Bylaws and resolutions of General Meeting;

II. to set the general guidelines for the business and operations of the Company;

III. to appoint and dismiss Officers and to define their duties;

IV. to set the compensation, the indirect benefits and the other incentives of the Officers, within the global management compensation limits approved in the General Meeting;

V. to monitor the management performance of the Officers; to examine the Company’s books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

VI. to choose and to dismiss the independent auditors and to fix their compensation, as well as to call on them to give the explanations that it may consider necessary about any matter;

VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the General Meeting;

VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the General Meeting for the purpose of profits retention;

IX. to decide on the convening of General Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

X. to submit to the Annual General Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

XI. to submit proposals to the General Meeting for the increase or reduction of the share capital, reverse splits, bonus issues or splits of the Company's shares, and amendments to the Bylaws;

XII. to present proposals to the General Meeting for the liquidation, merger, split or amalgamation of the Bank;

XIII. approve the Bank’s capital increase, regardless of amendment to the Bylaws, within the limits set forth in Paragraph 1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph 1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law;

XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of article 5 of these Bylaws;

XV. to grant, after approval at the General Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved by the General Meeting;

XVI. to resolve on the negotiation with the Company’s shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

XVIII. to decide on the payment or credit of interest on the Company’s own capital to shareholders, under the terms of the applicable legislation;

XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

XX. to appoint or dismiss the Company’s Ombudsman;

XXI. appoint and remove the members of the Audit Committee and Compensation Committee, fill in the vacancies due to death, resignation or removal and approve the body’s internal policies, subject to the provisions of Titles VI and VII hereof;

XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these Bylaws;

XXIV. approve the engagement of a share or unit bookkeeping institution;

XXV. to approve policies for the disclosure of information to the market and trading in the Bank’s own securities;

XXVI. choose of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank’s shares, in case of cancellation of public company registration, as set forth in Title X hereof;

XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these Bylaws;

XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

XXXI. to establish rules relating to the Units, as provided for in Title XIII of these Bylaws;

XXXII. to supervise the planning, operation, control and review of the compensation policy for the Company's managers, taking into account the proposals of the Compensation Committee; and

XXXIII. to ensure that the managers’ compensation policy is in accordance with the regulations issued by the Central Bank of Brazil.

Art. 18. The Chairman of the Board of Directors should:

I. call and chair the meetings;

II. call the General Meeting;

III. instruct the preparation of the meetings of the Board of Directors;

IV. designate special tasks to the Directors; and

V. call, when the body is in operation, the Fiscal Council members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Fiscal Council should issue an opinion.

CHAPTER II

EXECUTIVE BOARD

Art. 19. The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Board must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

Paragraph 1. The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.

Paragraph 2. The designation of the positions referred to above shall be made at the time of their election.

Paragraph 3. Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.

Paragraph 4. When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

Paragraph 5. The post of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.

       Art. 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO.

Paragraph 1. If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

Paragraph 2. When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

Art. 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.

Paragraph 1. The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board; or

II - with the presence of the two (2) Executive Vice Presidents, Seniors or not, and any seven (7) members of the Executive Board.

Paragraph 2. Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be drafted and registered in the appropriate book, by the members present, with those that affect third parties being published.

Paragraph 3. The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of item X of Article 22, and of item IV of Article 27, both of these Bylaws.

Article 22. The attributions and duties of the Executive Board are:

I – to comply with and to ensure compliance with these Bylaws and the resolutions of General Meetings and of the Board of Directors;

II – to appoint representatives and correspondents, in Brazil and overseas;

III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these Bylaws, with the autonomy to schedule them in the best interests of the Company;

IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Title IX;

V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting;

VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of the net equity as shown in the latest balance sheet approved by the Annual General Meeting;

VII – to submit the financial statements to the Board of Directors;

VIII – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies of the Company; and

IX – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of item IV of Article 27 of these Bylaws.

Art. 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, relevant projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

Paragraph 1. The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.

Paragraph 2. The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.

Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

I – by any two members of the Executive Board;

II – by a member of the Executive Board together with a specifically designated attorney-in-fact to represent the Company; or

III – by two attorneys-in-fact together specifically designated to represent the Company.

Paragraph 1. Subject to the provisions set forth in Paragraph 3 of this article 24, the Company’s powers of attorney will be jointly signed by any two members of the Executive Board, being one, necessarily, the CEO, or 1 (one) Executive Vice President, Senior or not. The powers of attorney should indicate the powers of the attorneys and the validity.

Paragraph 2. Two Officers will be empowered to decide on the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas.

Paragraph 3. The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the first paragraph being applicable.

Art. 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company’s own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

Art. 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, General or quota holders' meetings of companies or investment funds in which the Company has an interest, as well as of entities in which it is a partner or affiliate.

Art. 27. In terms of Article 20 of these Bylaws, the CEO or his substitute in person must:

I - preside over and manage all the Company’s business and activities;

II – comply with and ensure compliance with these Bylaws, the resolutions of General Meetings and the guidelines of the Board of Directors, and chair the meetings of the Executive Board, except in the situation described in item II of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these Bylaws, in which cases the meetings of the Executive Board may be chaired by any of its members;

III - supervise the management of the members of the Executive Board, requesting information about the Company’s business;

IV – define the duties of the members of the Executive Board, except as provided in item VII of Article 22 of these Bylaws; and

V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

Sole paragraph. It is the responsibility of:

I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO’s functions;

II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

IV. Executive Officers: conduction of the activities of the Bank’s departments and areas under his/her responsibility and advise the other members of the Executive Board; and

V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

TITLE V

FISCAL COUNCIL

Art. 28. The Company shall have a Fiscal Council, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the General Meeting, with the possibility of reelection.

Paragraph 1. Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Fiscal Council.

Paragraph 2. The compensation of the members of the Fiscal Council shall be fixed at the General Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

Art. 29. The Fiscal Council shall have the attributes and powers conferred on it by law.

TITLE VI

AUDIT COMMITTEE

Art. 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, extending to the date of the investiture of the substitute members and being allowed the reappointment for up to 4 (four) consecutive reelections permitted under applicable legislation.

Paragraph 1 Once the maximum limit for reappointments provided for in this Article 30 is achieved, the member of the Audit Committee may only join such body in the Company after at least three (3) years after the end of their previous term of office.

Paragraph 2 Up to one third (1/3) of the members of the Audit Committee may be reappointed to such body for an additional term of one (1) year, waiving the interstitial of three (3) years provided for in § 1, above.

Paragraph 3. When the members of the Audit Committee are to take office, its Coordinator will be appointed.

Paragraph 4. The Audit Committee shall report directly to the Company’s Board of Directors.

Paragraph 5. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – recommend to the Board of Directors the hiring or substitution of the independent auditors;

III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance by the Company’s management with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies; and

X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

Paragraph 6. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in item X of the previous paragraph.

TITLE VII

COMPENSATION COMMITTEE

Art. 31. The Company shall have a Compensation Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company’s Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these Bylaws. The Compensation Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution’s compensation policy, including the repercussions of this policy on risk management. The members of the Compensation Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

Paragraph 1. When the members of the Compensation Committee are to take office, its Coordinator will be appointed.

Paragraph 2. The Compensation Committee shall report directly to the Company’s Board of Directors.

       Paragraph 3. In addition to other responsibilities conferred upon it by law or regulatory rules, it is incumbent on the Compensation Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – prepare the compensation policy for the Company’s management, submitting to the Board of Directors the various types of fixed and variable compensation, in addition to benefits and special hiring and dismissal programs;

III – supervise the implementation and coming into operation of the compensation policy for the Company’s management;

IV – do annual reviews of the compensation policy for the Company’s management, recommending corrections or enhancements to the Board of Directors;

V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VI – propose to the Board of Directors the global amount of management compensation, for submission to the General Meeting, pursuant to art. 152 of Law 6.404 of 1976;

VII – assess future internal and external scenarios and their possible impacts on the management compensation policy;

VIII – analyze the Company’s management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Compensation Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

XI – make sure that the management compensation policy is permanently compatible with the Bank’s risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations published by the Central Bank of Brazil.

Paragraph 4. The Board of Directions may remove from office any members of the Compensation Committee at any time.

Paragraph 5. The compensation of the members of the Compensation Committee shall be set by the Board of Directors once a year.

TITLE VIII

OMBUDSMAN DEPARTMENT

Art. 32. The company shall have an Ombudsman’s Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of three (3) years, reelection being permitted.

Paragraph 1. The duties of the Ombudsman Department are:

I – to provide the highest-level support to demands of clients and users of products and services that have not been solved at the primary support service channels of the companies part of the Company´s Financial Conglomerate;

II - act as a communication channel between the Company and the customers and users of products and services, including the mediation of conflicts; and

III - inform the Board of Directors or, on its absence, the Company's Executive Board regarding the Ombudsman's Department activities.

Paragraph 2. The Ombudsman’s Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment.

Paragraph 3. The Ombudsman’s Department is assured access to any information required for preparing appropriate responses to any demands received, with full support of the management, and may request information and documents, so that it can carry out its activities in the fulfillment of its duties.

Art. 33. The duties of the Ombudsman’s Department involve the following activities:

I – to support, record, instruct, analyze and deal in a formal and appropriate manner with demands from clients and users of products and services of the companies comprising the Company’s Financial Conglomerate;

II – to provide the clarification to the demanding client as to the progress of the demands, informing the estimated deadline for the response;

III – inform to demanding clients the term for the final reply, which cannot exceed ten (10) business days;

IV – to forward a conclusive response to clients’ demands within the deadline informed in item III above;

V – to maintain the Board of Directors, or in its absence, the executive management of the companies comprising the Company’s Financial Conglomerate, informed about the problems and deficiencies detected in the fulfillment of its duties and about the result of the adopted measures by the officers and directors of the companies part of the Company’s Financial Conglomerate in order to solve them; and

VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the Company’s Financial Conglomerate at the end of each six-month period, a quantitative and qualitative report about the activities performed by the Ombudsman’s Department on the fulfillment of its duties.

Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the duties contemplated in article 32 and the activities established in this article.

TITLE IX

FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

Art. 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

Art. 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

Art. 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the share capital;

II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the share capital and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the General Meeting to decide on the balance, distributing it to the shareholders or to increasing the share capital; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the Company’s General Budget submitted by management for approval by the General Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.

Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

I – declare dividends out of line item “profit” recorded in the semiannual balance sheet;

II – determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item “profit” recorded in these balance sheets, provided that total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

III – declare interim dividends out of line item “retained earnings” or “earnings reserves” in the last annual or semiannual balance sheet.

Paragraph 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the General Meeting.

Paragraph 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual General Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in item II of article 36 hereof, within the terms of the pertinent legislation.

Paragraph 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.

Art. 38. The company’s accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.

Art. 39. The General Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.

TITLE X

DISPOSAL OF CONTROL AND CANCELLATION OF PUBLIC COMPANY REGISTRATION

Chapter I - Definitions

Art. 40. For the purposes of Title X, the following terms beginning with capital letters shall have the following meanings:

"Controlling Shareholder" means the shareholder or Group of Shareholders exercising the Company’s Controlling Power.

“Transferor Controlling Shareholder” means the controlling shareholder when they transfer control of the Company.

“Controlling Shares” means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the Company.

"Outstanding Shares" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank’s management and those held in treasury.

"Disposal of Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"Buyer" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company’s Control.

"Group of Shareholders" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"Controlling Power" or "Control" means the power effectively used to steer corporate activities and instruct the operation of the Bank’s bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"Market Price" means the Company’s and its shares’ price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

Chapter II – Disposal of Control of the Company

Art. 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation, in order to assure them the same treatment as that afforded to the Transferor Controlling Shareholder.

Sole Paragraph. Disposal of control of the Bank depends on authorization from the Central Bank of Brazil.

Art. 42. The public offering referred in the preceding article should also be consummated:

I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Disposal of Company’s Control; or

II. in case of transfer of Control of an entity holding the Company’s Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

Art. 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I. make the public offering referred to in article 41 of these Bylaws; and

II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

Chapter III – Cancellation of Registration as a Public Company

Art. 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the Company to make in order to cancel the Company’s registration as a public Company, the minimum price offered shall reflect the economic value ascertained in an valuation report referred to in article 45 of the Bylaws, with due regard for the applicable legal and regulatory rules.

Art. 45. The valuation report dealt with in Title X of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent from the Bank, its management and controlling shareholder, and from the latter’s decision-making power, and said valuation shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

Paragraph 1. The selection of the specialized institution or company responsible for determining the Bank’s Market Price referred to in Title X hereof is exclusively incumbent of the Board of Directors.

Paragraph 2. The costs for preparing the valuation report shall be born in full by those responsible for holding the public offering for the acquisition of the shares.

Title IV – Ordinary Provisions

Art. 46. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

Art. 47. The Company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the Company. The Company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

TITLE XI

ARBITRATION COURT

Art. 48. The Bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA (“Arbitration Regulations”), in the Regulations on Sanctions, in these Bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Paragraph 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Paragraph 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

Paragraph 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.

Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be delivered. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

TITLE XII

LIQUIDATION

Art. 49. The company shall be liquidated as prescribed in law, and it shall be incumbent on the General Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

TITLE XIII

ISSUANCE OF UNITS

Art. 50. The Company may sponsor the issue of share deposit certificates (hereinafter referred to as “Units” or individually as “Unit”).

Paragraph 1. Each Unit will correspond to one (1) common share and one (1) preferred share issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Central Bank of Brazil. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

Paragraph 2. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

Paragraph 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.

Art. 51. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

Art. 52. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these Bylaws.

Paragraph 1. The respective holder may be charged the cost of canceling and transferring the Unit.

Paragraph 2. The Company’s Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 50, paragraph 2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

Paragraph 3. Units subject to burdens, lien or encumbrances may not be canceled.

Article 53. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.

Paragraph 1. The right to attend the Company’s General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company’s General Meetings by an attorney appointed as set forth in article 6, Paragraph 2 hereof.

Paragraph 2. In the event of split, reverse split, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units shall be observed:

(i) In the event of an increase in the quantity of shares issued by the Company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

(ii) In the event of a reduction in the quantity of shares issued by the Company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

Art. 54. In the event of the exercise of preemptive rights to subscribe shares issued by the Company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of preferred shares and common shares issued by the Company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

Art. 55. The holders of Units shall be entitled to receive shares arising from splits, mergers and amalgamations involving the Company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity of fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

TITLE XIV

GENERAL AND TRANSITORY PROVISIONS

Art. 56. In cases not covered in these Bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities.

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EXHIBIT IX

COMPARATIVE CHART FOR THE PROPOSAL TO AMEND THE COMPANY'S LONG-TERM INCENTIVE GENERAL PLAN, APPROVED AT THE EXTRAORDINARY GENERAL MEETING OF DECEMBER 21, 2016

Please find below a comparative chart between the version currently in effect and the proposed amendments to the Company's Long-Term Incentive General Plan.

Current Wording	Proposed Wording
7.2. The Conversion will be carried out by dividing the Initial Base by the average of the final daily quotation of UNITS (Ticker: SANB11) in the last 15 (fifteen) trading sessions of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) immediately preceding the first business day of February of the initial fiscal year of application established in the Bonus Base (the “Total Quantity of UNITS”).	7.2. The Conversion will be carried out by dividing the Initial Base by the average of the final daily quotation of UNITS (Ticker: SANB11) in the last ~~15 (fifteen)~~ 50 (fifty) trading sessions of ~~BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”)~~ B3 S.A. – Brasil, Bolsa, Balcão (“B3”) immediately preceding the first business day of February of the initial fiscal year of application established in the Bonus Base (the “Total Quantity of UNITS”).

EXHIBIT X

CONSOLIDATED LONG-TERM INCENTIVE GENERAL PLAN

(With marks from the new wording, according to the proposed change)

BANCO SANTANDER (BRASIL) S.A.

LONG-TERM INCENTIVE GENERAL PLAN

1. Clause 1. Principles of the Plan
2. Clause 2. Definitions
3. Clause 3. Participants in the Plan
4. Clause 4. Plan Particulars
5. Clause 5. Plan Management
6. Clause 6. Cash Payments
7. Clause 7. Payments in UNITS
8. Clause 8. Rules for UNITS
9. Clause 9. Termination, Retirement, Death and Incapacity
10. Clause 10. Non-Interference with the Employment Relationship, Term of Office, or Agreement
11. Clause 11. Term
12. Clause 12. Additional Provisions

1.           Clause 1. Principles of the Plan

1.1.      Once approved by the General Meeting, this General Long-Term Incentive Plan (“Plan”) shall establish the rules for certain variable compensation opportunities to be offered to certain employees (including management-level employees) and managers of Banco Santander (Brasil) S.A. (“Company”) and/or companies under its control (collectively with the Company, “Santander Brazil Group”), playing a role or holding a specific and/or specialized position (individually, “Key Person” and, collectively, “Key Personnel”) pursuant to the following principles:

(a)	To align the interests of Santander Brazil Group and the Key Personnel aiming at, on the one hand, business growth and profitability in a sustainable manner, and, on the other hand, acknowledging the Key Personnel’s contribution with the performance of Santander Brazil Group’s activities;

(b)	To allow for Santander Brazil Group to retain the Key Personnel in its staffs by providing them a package of competitive variable compensation with the best market practices;

(c)	To further Santander Brazil Group’s performance in line with the interests of the Company’s stockholders through the long-term commitment of the Key Personnel; and

(d)	To discourage behaviors that increase risk exposure above levels deemed reasonable in short-, medium-, and long-term strategies implemented by Santander Brazil Group.

1.2.      Additionally, the Plan observes the following criteria as the basis for its implementation:

(a)	Resolution #3,921 of the CMN [National Monetary Council], dated November 25, 2010 (“Res. 3,921”), providing on the compensation policy for managers of financial institutions;

(b)	Law 6,404, dated December 15, 1976, especially, but not limited to, with regard to whatever is applicable to §3 of article 168;

(c)	Requirements for deferred payment of a installment of the variable compensation provided to its managers and employees, considering long-term sustainable financial bases and adjustments to future payments due to the risks taken and fluctuations in cost of capital; and

(d)	Corporate Frameworks and Internal Policies of Santander Brazil Group, especially the provisions of the compensation policy for the Company’s managers (“Compensation Policy”).

2.           Clause 2. Definitions

2.1.       All terms capitalized in this Plan shall have the meanings given to them in Attachment 1, including gender and number variations thereof.

2.2.       Headings and titles in this document are for convenience of reference only and are not intended to nor do they limit or affect the meaning of clauses, paragraphs, or articles to which they apply. The terms “including”, “in particular”, and others alike shall be construed as if they were followed by the term “for example”. References to any documents or normative provisions include all changes and additions thereto, except if expressly provided otherwise.

2.3.       All assignments and privileges established in this Plan regarding the Board of Directors may be unreservedly delegated thereby to other specific bodies, committees, or people that are part of Santander Brazil Group (“Delegated Persons”). Accordingly, all clauses making reference to the Board of Directors shall be construed as making reference to the Board of Directors or the Delegated Persons.

3.           Clause 3. Participants in the Plan

3.1.       The Key Personnel shall be deemed eligible to the variable compensation opportunities of this Plan, as designated by the Board of Directors or by the Company’s compensation committee (“Compensation Committee”) and informed to the HR (individually “Participant” and, collectively, “Participants”), which designation shall be made upon the nomination of the Participants and which variable compensation opportunities they are eligible to (“Designation”).

3.1.1.       The Designation shall take into account, among other factors, the Participant’s seniority, responsibilities, and activities and the risk managed thereby at Santander Brazil Group.

3.2.       The rights and benefits of this Plan shall be granted to the Participants on a strictly personal basis, and may not be encumbered, assigned, or transferred to third parties, except for the possibility of inuring to the benefit of their respective successors in the event of death of the Participant, as provided in this Plan.

4.           Clause 4. Plan Particulars

4.1.       The bases for the granting of variable compensation opportunities to the Participants shall be established substantially in accordance with the template contained in Attachment 2 and pursuant to the terms of this Plan (collectively referred to as “Bonus Bases” and, individually, as “Bonus Base”), in compliance with the following principles:

(a)	They may be in cash or stocks, to be paid, in the first case, in the Brazilian legal tender, i.e., BRL (“Cash”), and, in the second case, in UNITS (as defined in Attachment 1);

(b)	They shall observe the terms of the Compensation Policy and the legislation in force; and

(c)	They shall include the period when the Designation may occur, and once such period has expired, no new participants may enter in the granting of opportunities, according to the applicable Bonus Base (“Opportunity Period”).

4.2.       The variable compensation opportunities shall be granted to the Participants under the designation of “Bonus”, which shall establish the conditions of variable compensation to be offered to each Participant and be attached to the Agreement (as defined below) upon which the granting of the variable compensation is made to the Participant, and such bonus shall comply with the following principles and criteria:

(a)	They shall be granted in individual forms and with specific methodology and criteria applicable to each Participant;

(b)	They shall be conditional and random, and its achievement by the Participant shall rely both on the accomplishment of long-term goals and on Santander Group’s economic conditions;

(c)	They shall substantially follow the template in Attachment 4 to the Agreement;

(d)	Their particulars and conditions shall be established within the parameters of each applicable Bonus Base at all times;

(e)	They shall be part of the variable compensation agreed upon by the Company and the Participant; and

(f)	They me be granted individually or collectively in two (2) or more to each Participant.

4.3.       On an annual basis, the Board of Directors shall be responsible for approving the Bonus Bases and defining the methodology for calculating the portion of the variable compensation payable to each Participant, as established in each Bonus.

4.3.1.       Once the Bonus Bases have been approved, they shall become an integrating part of this Plan.

4.3.2.       Additionally, the Board of Directors shall have the privilege of changing such methodology whenever it deems necessary, provided, however, that such change is appropriately justified.

4.4.       The initial base of the variable compensation to be granted to each Participant under each Bonus (“Initial Base”) shall be calculated based on the Bonus Base and on the methodology defined for the Bonus.

4.5.       The Initial Base shall be divided into cash installment (“Cash Installment”) and deferred installment (“Deferred Installment”), wherein the Deferred Installment shall be divided by the deferral period established for each Bonus Base and distributed in the fiscal years following the initial fiscal year defined for the Bonus Base (such initial fiscal year being defined as the “Base Year”, and the case at matter as “Annual Maximum”). By February 10 of each applicable fiscal year thereafter, the Board of Directors may change the Annual Maximum and determine the “Annual Final Base” thereafter, which shall be lower than the Annual Maximum.

4.5.1.       The Board of Directors shall observe the following criteria in order to determine the Annual Final Base:

(a)	Poor financial performance of the Company;

(b)	The Participant’s failure to comply with internal rules and regulations, especially those relating to risks;

(c)	Substantial changes in the Company’s financial statements, at the external auditors’ discretion, except if as a result of changes in accounting standards. If the Board of Directors deems necessary, this analysis may also include Santander Group’s financial statements; and

(d)	Significant variations in the capital stock or in the qualitative risk assessment of the Company. If the Board of Directors deems necessary, it may also include Santander Group’s capital stock variations in this analysis.

4.5.2.       The Board of Directors may change the Annual Final Base in accordance with the same assumptions established in Clauses 4.5 and 4.5.1 above.

4.5.3.       If the Annual Final Base is determined or even changed, the new applicable value shall be communicated to the Participant.

4.6.       Payments of Cash Installment and Deferred Installment of the Participant’s Bonus:

(a)	Shall be made by March 31 of each fiscal year, as the case may be;

(b)	Shall comply with the specifications approved by the Board of Directors; and

(c)	When involving the Company’s managers, shall be made within the global compensation limit for managers approved in a General Meeting or on account of participation in profits.

4.7.       The conditions applicable to each Participant shall be supported by an individual specific agreement, substantially pursuant to Attachment 3, which shall always provide for, among other provisions, the Bonuses to which the Participant is eligible as an attachment and confirm the Participant’s full acceptance of the rules and conditions of the Plan (“Agreement”). The Participants may execute the paper or electronic version of the Agreement.

4.7.1.       For cases involving Participants from other companies of Santander Brazil Group, the Agreement may be entered into between the applicable company of Santander Brazil Group and the Participant, wherein for Bonuses granted in UNITS, such UNITS shall be preferably purchased by the applicable company from the Company, or from third parties, if not possible to purchase directly from the Company, for subsequent assignment to the applicable Participant.

4.8.       The Board of Directors may establish a special treatment for certain cases and situations throughout the effectiveness of the Plan, provided that neither the rights already granted to the Participants nor the basic principles of the Plan are affected. Such special treatment shall be appropriately justified and shall not constitute a precedent claimable by other Participants.

4.9.       The Company shall observe the tax, labor, and social security legislation applicable to the Bonus payment, including with regard to any tax withholding at the source for amounts paid to the Participants, when applicable.

5.           Clause 5. Plan Management

5.1.       This Plan shall be approved by the General Meeting upon proposal of the Board of Directors together with the Compensation Committee and shall be managed by the Company’s human resources department (“HR”), under the supervision of the Compensation Committee.

5.2.       The management of this Plan shall be held within the parameters approved by the General Meeting at all times, provided, however, that the Board of Directors shall have the necessary powers to:

(a)	Resolve on any and all actions regarding the management of this Plan, including on details and the application of the general rules established in this Plan;

(b)	Establish the criteria of Bonuses to be granted, always pursuant to the limits and conditions established in the Bonus Bases, as well as to review the conditions of such Bonus Bases, provided that in compliance with the basic principles thereof, thus being authorized to: (i) adjust the Plan based on other similar plans implemented by other companies of Santander Brazil Group; and/or, when applicable, (ii) replace the UNITS with backed securities in Santander Spain’s Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the Bonuses at matter, including the process of acquisition of such securities;

(c)	Resolve on the list of Participants and the Bonus Base applicable thereto based on the Bonus criteria;

(d)	Review exceptional cases arising out of or in connection with this Plan;

(e)	Clarify doubts regarding the construance of the general rules established in this Plan;

(f)	Propose to the General Meeting changes to the Plan as a result of adjustments to similar plans implemented by other companies of Santander Brazil Group; and

(g)	Grant powers to Delegated Persons so that they, within the limits under which the Board of Directors may operate under the Plan, perform the activities necessary to effectively follow-up, implement, and develop the Plan.

5.3.       HR shall handle the implementation of the Plan based on the terms established herein, including, but not limited to, all communications applicable to the Participants throughout the Plan.

6.           Clause 6. Cash Payments

6.1.       Payments in Cash shall be made as established in Clause 4.5 above, there being, however, additional adjustment criteria applicable to the Annual Final Base for Cash (“Annual Final Cash Amount”), as provided below.

6.2.       The values of the Annual Final Cash Amount to be paid to the Participant shall be adjusted based on the variation of one hundred percent (100%) of the CDI [Interbank Deposit Certificate] from February 1 of the Base Year to January 31 of each year of payment of the Deferred Installment (“Annual Adjusted Final Cash Amount”). The Annual Adjusted Final Cash Amount shall also be subject to the same adjustments established in Clauses 4.5.1 above.

7.           Clause 7. Payments in UNITS

7.1.       For the purposes of Bonus payment in UNITS, the Initial Base shall be converted into a certain number of UNITS (“Conversion”), wherein the applicable Deferred Installment shall be delivered to the Participant based on the future performance criteria of the UNITS established in the Bonus and the conditions below.

7.2.       The Conversion will be carried out by dividing the Initial Base by the average of the final daily quotation of UNITS (Ticker: SANB11) in the last ~~15 (fifteen)~~ 50 (fifty) trading sessions of ~~BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”)~~ B3 S.A. – Brasil, Bolsa, Balcão (“B3”) immediately preceding the first business day of February of the initial fiscal year of application established in the Bonus Base (the “Total Quantity of UNITS”).

7.2.1.       In the event the Total Number of UNITS is not a whole number, the following rule shall be observed:

(a)	If the fractional number is equal to or higher than 0.5 tenths, the Total Number of UNITS shall be rounded up to the nearest whole number; and

(b)	If the fractional number is less than 0.5 tenths, the Total Number of UNITS shall be rounded down to the nearest whole number.

7.3.       Payment of Bonuses in UNITS shall be made as established in Clause 4.5 above, there being, however, additional adjustment criteria applicable to the Annual Final Base for UNITS (“Annual Total Number of UNITS”) as provided below.

7.4.       The Participant’s Annual Total Number of UNITS shall be increased as the Company distributes dividends and/or interest of own capital to its stockholders, from February 1 of the Base Year to January 10 of each fiscal year thereafter, as applicable to each Bonus, in the amount corresponding to the dividends and/or interest of own capital which the Participant would be entitled to if they had the Annual Total Number of UNITS since February 1 of the Base Year (“Annual Adjusted Total Number of UNITS”). The Annual Adjusted Total Number of UNITS of each Participant shall be calculated based on the UNITS quotation (Ticker: SANB11) as of the date stated as “Ex-Dividend/Interest of Own Capital”, pursuant to the Notice to Stockholders submitted by the Company. The Annual Adjusted Total Number of UNITS shall also be subject to the same adjustments established in Clause 4.5.1 above.

7.5.       The Board of Directors, in order to further the Company’s and its stockholders’ interests, may review the conditions of the Plan, including replacing the UNITS with backed securities in Santander Spain’s Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the Bonuses established in this Plan, including the process of acquisition of such securities, provided that this shall not change the respective basic principles, especially the maximum amounts to be paid under the Plan, as approved by the General Meeting.

8.           Clause 8. Rules for UNITS

8.1.       The UNITS granted to the Participant may not be disposed for the period of one (1) year as of the date of disposition of the each lot of UNITS to the Participant (“Lock-up Period”). For clarification purposes, the Lock-up Period shall start whenever the Participants receive the UNITS as a result of the Bonus distribution in Units.

8.1.1.       For the purposes of this clause, “disposition” shall mean offering, executing an agreement to sell, purchasing, exchanging, leasing, executing an agreement to lease, attaching, and pledging UNITS, derivatives trading backed in UNITS, or any other form of direct or indirect disposition or encumbrance of UNITS.

8.2.       Furthermore, from the time of execution of the Agreement and during the whole Lock-up Period in the applicable proportion, the Participants may not engage in transactions with third parties, such as hedging, with the aim of offsetting, in whole or in part, the risk of variation in the UNITS quotation.

8.3.       The Bonus Base, and subsequent granting of the Bonus, may not cause the dilution of Banco Santander Brazil’s capital stock, since UNITS in treasury shall be used to pay the Bonuses in UNITS.

8.4.       In order to preserve the objectives of the Bonus Base, the maximum limit of UNITS established in each Bonus Base shall be adjusted upwards or downwards in the event of: (i) stock splitting, grouping, or bonuses; (ii) merger, incorporation, spin-off; and/or (iii) other significant procedures similar in nature. HR, under the supervision of the Board of Directors, shall carry out such quantitative adjustments through the methodologies used by BM&FBOVESPA to achieve similar adjustments in its stock markets.

9.           Clause 9. Termination, Retirement, Death and Incapacity

9.1.       The Bonuses granted to the Participants in accordance with each Agreement may be:

(a)	Revoked earlier, in the event any of the assumptions established in Items (i) and (ii) of Clause 9.2 “(a)” below occur; and

(b)	Maintained, in the event any of the assumptions established in Items (i) and (ii) of Clause 9.2 “(b)” and in Clauses 9.3 a 9.9 below occur.

9.1.1.       In the event any of the assumptions above occur, this shall be communicated to the Participant in a timely manner.

9.2.       In the event the Participant is terminated, the following rules shall be observed:

(a)	For Participants with an employment relationship with any of the companies that are part of Santander Brazil Group, in the event of: (i) resignation or dismissal for cause pursuant to Art. 482 of the CLT [Consolidation of Labor Laws], the Participant shall have their right to participate in the Plan terminated, such that there shall be no right to receive future installments of the Bonus to which they are eligible; and (ii) termination of the employment agreement for acts committed by the Company, pursuant to Art. 483 of the CLT, or dismissal without cause, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) such Participant is eligible to, the value of the Bonus installment applicable thereto.

(b)	For Participants holding a management position in any of the companies that are part of Santander Brazil Group (“Statutory Officer”), but with no employment relationship, in the event of: (i) discharge by the Company’s unilateral decision without cause, according to a notice of discharge addressed to the Statutory Officer thereby, or end of term of office as mutually and reasonably agreed upon by the involved parties, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto; and (ii) discharge by the Company’s unilateral decision for cause, according to a notice of discharge addressed to the Statutory Officer by the Company, or waiver by the Participant of the position of Statutory Officer held by them, the Participant shall have their right to participate in the Plan terminated, such that there shall be no right to receive future installments of the Bonus to which they are eligible.

9.2.1.       Notwithstanding the foregoing provisions, the Company may, at its sole discretion, maintain the Bonuses offered to the Participant under terms and conditions to be specifically addressed in a written agreement. The terms agreed upon with one Participant shall not constitute a precedent claimable by other Participants.

9.3.       In the event the Participant terminates from Company to be transferred to another company of Santander Group located outside Brazil, the provisions of Clauses 9.2 “(a)(ii)” or “(b)(i)” and 9.2.1 above shall apply (as the case may be).

9.4.       In the event of termination of a Participant by resignation for transfer to another company of Santander Group, the Company’s Board of Directors may approve the maintenance of the Participant’s right in the Plan.

9.5.       In the event of retirement for length of service or pre-retirement paid leave of the Participant, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto.

9.6.       In the event of death of the Participant, their respective successor shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto.

9.7.       In the event of permanent incapacity of the Participant, as evidenced by two (2) medical reports (public and private institution), the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto.

9.8.       In the event of discontinuance of the employment agreement due to sickness or occupational injuries, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto, as defined by the Board of Directors, considering, in particular, the provisions of Clause 4.8 above.

9.9.       It is further clarified that the times for the payment of Bonus installments subject to this Plan shall be the same for all Participants or successors, as the case may be, and shall comply with Clauses 4, 6, and 7 above at all times, whether or not the Participant remains as an employee or Statutory Officer of the Company or a company under its control, when applicable, at the time the Bonuses are paid, pursuant to the conditions of this Plan.

10.        Clause 10. Non-Interference with the Employment Relationship, Term of Office, or Agreement

10.1.       Nothing in this Plan, neither the execution of the Agreement may:

(a)	Be construed as the constitution of rights to employed Participants or confer upon them any rights related to their permanence as employees of the Company or somehow interfere with the Company’s or Santander Brazil Group’s right, subject to legal and the employment agreement conditions, to terminate the relationship with the Participant at any time;

(b)	Confer upon any officer or member of the Board of Directors of the Company, or of any other company of Santander Brazil Group that is a Participant, any rights related to their permanence until the end of their term of office, nor shall it interfere somehow with the Company’s right to dismiss them, nor shall it ensure their right to re-elect for the position; and

(c)	Create any labor- or social security-related obligation between any company of Santander Brazil Group and the Participant, since it is a remunerated business exclusively of civil nature.

11.        Clause 11. Term

11.1.       The Plan shall enter into force immediately after its approval by the General Meeting and remain valid indefinitely.

11.2.       The Plan may be extinguished, discontinued, or changed at any time by the General Meeting, provided that, in the event of discontinuance or extinguishment, the rights of the Participants with Bonus installments pending payment shall be observed, in which case the assumptions of Clauses 9.2 “(a)(ii)” or “(b)(i)” shall apply.

12.        Clause 12. Additional Provisions

12.1.       Each Participant shall be responsible for observing the tax legislation in force and for the respective payment of taxes applicable to the Plan.

12.2.       Matters not covered by this Plan shall be regulated by the Company’s Board of Directors.

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Attachment 1

Definitions

Term	Meaning
Base Year	Clause 4.5
General Meeting	Means the Company’s General Meeting
Annual Final Base	Clause 4.5
Initial Base	Clause 4.4
B3	Clause 7.2
Bonus	Clause 4.2
CDI	Interest rate of the Interbank Deposit Certificate, which is assessed based on pre-fixed interbank deposits issuance operations agreed upon for one business day and recorded and settled through the CETIP – Custody and Settlement Chamber system, as determined by the Central Bank of Brazil, known as “DI-CETIP Overnight Rate (Extra-Group)”, expressed as an annual percentage based on a year of two hundred fifty-two (252) days and published by the CETIP on a daily basis.
CLT	Consolidation of Labor Laws
Compensation Committee	Clause 3.1
Company	Clause 1.1
Board of Directors	Means the Company’s Board of Directors
Agreement	Clause 4.7
Conversion	Clause 7.1
Designation	Clause 3.1
Cash	Clause 4.1 (a)
Statutory Officer	Clause 9.2 (b)
Santander Brazil Group	Clause 1.1

Santander Group	Banco Santander, S.A. and companies directly or indirectly controlled thereby.
Annual Maximum	Clause 4.5
Bonus Base	Clause 4.1
Bonus Bases	Clause 4.1
Cash Installment	Clause 4.5
Deferred Installment	Clause 4.5
Participants	Management-level employees and other employees of the Company and of companies under its control that may benefit from the Plan, as defined in Clause 1.1
Lock-up Period	Clause 8.1
Opportunity Period	Clause 4.1 (c)
Plan	Long-term incentive policy intended for employees of Santander Brazil and other companies of Santander Brazil Group, as defined in Clause 1.1
Annual Total Number of UNITS	Clause 7.3
Annual Adjusted Total Number of UNITS	Clause 7.4
Annual Final Cash Amount	Clause 6.1
Annual Adjusted Final Cash Amount	Clause 6.2
Total Number of UNITS	Clause 7.2
Res. 3,921	Clause 1.2 (a)
HR	Clause 5.1
Compensation Policy	Clause 1.2 (d)
UNITS	Certificates of deposit of the Company’s stocks, each representing one (1) ordinary stock and one (1) preferred stock issued by the Company (Ticker: SANB 11)

Attachment 2

Template - Bonus Base

Base Year
__
Form
Bonus in Cash/UNITS
Amounts Included
Cash/UNITS: BRL __
Deferral Period
__ years
Designation Period
From __ to __
Deferral Criteria
__

Attachment 3

Agreement Template

LONG-TERM INCENTIVE PLAN AGREEMENT

By this private instrument, on the one hand:

(a)       [BANCO SANTANDER (BRASIL) S.A., a financial institution with main place of business at Avenida Presidente Juscelino Kubitschek, 2.041 e 2.235, Bloco A, Vila Olímpia, São Paulo City, São Paulo State, registered with the Corporate Taxpayers’ Roll (“CNPJ/MF”) under #90.400.888/0001-42, herein duly represented pursuant to its Articles of Incorporation] or [a member company of Santander Brazil Group] (“Company”);

and, on the other hand:

(b)       The “Participant”, as identified in Attachment 1;

WHEREAS:

(1)       The General Long-Term Incentive Plan (“Plan”) of Banco Santander (Brasil) S.A., registered with the CNPJ/MF under #90.400.888/0001-42 (“Banco Santander Brazil”), and of the companies that are part of Santander Brazil Group, approved in an Extraordinary General Meeting of Banco Santander Brazil, held on __, and an integrating part hereof as Attachment 2, is an opportunity of variable compensation to the Participant;

(2)       The Participant was designated to participate in the Plan under the Bonus Bases and Bonuses attached hereto, which designation took into account, among other factors, the Participant’s seniority, responsibilities, and activities and the risk managed thereby at Santander Brazil Group; and

(3)       The Participant is willing to participate in the Plan, by his own choice, and acknowledges that the Plan is a tool to align the interests of the Company and employees thereof.

NOW, THEREFORE, the parties hereto agree to enter into this Long-Term Incentive Plan Agreement (“Agreement”) under the following clauses and conditions:

1.       Clause 1. Principles of the Agreement

1.1.       The objective of the Agreement is to give effect to the granting of the Bonuses offered to the Participant according to the Bonus Bases, as provided in Attachments 4 and 3, respectively, under the conditions established in the Plan.

1.1.1.          References to the plural form of “Bonus” shall always be construed in line with the provisions in Attachment 4, such that, in the event of a single Bonus, all such references in the plural shall be deemed to refer to a single assumption.

1.2.       The provisions of Clause 1 of the Plan shall also apply to the principles hereof.

2.       Clause 2. Definitions

2.1.       All terms capitalized in this Agreement without definition herein, including gender and number variations thereof, shall have the meanings given thereto in Attachment 1 to the Plan.

2.2.       Headings and titles in this document are for convenience of reference only and are not intended to nor do they limit or affect the meaning of clauses, paragraphs, or articles to which they apply. The terms “including”, “in particular”, and others alike shall be construed as if they were followed by the term “for example”. References to any documents or normative provisions include all changes and additions thereto, except if expressly provided otherwise.

3.       Clause 3. Agreement Particulars

3.1.       The Bonuses granted to the Participant as part of the variable compensation payable to them by the Company are those contained in Attachment 4.

3.2.       The Bonus payment criteria shall be those established in accordance with Clauses 4, 6, and 7 of the Plan, considering, in particular:

(a)	Clause 4: Clauses 4.1, 4.2, 4.3, 4.4, 4.5, and 4.6.
(b)	Clause 6: Clause 6.2
(c)	Clause 7: Clauses 7.4 and 7.5.

4.       Clause 4. Termination, Retirement, Death and Incapacity

4.1.       For the purposes of this Clause, the provision of Clause 9 of the Plan shall apply.

5.       Clause 5. Additional Conditions

5.1.       The Participant shall be subject to all restrictive conditions regarding the trading of their UNITS, as provided in Clause 8 of the Plan.

5.2.       The relationship between the Participant and any company of Santander Brazil Group shall also be subject to the provisions of Clauses 9 and 10 of the Plan.

6.       Clause 6. Effectiveness Date

6.1.       This Agreement shall enter into force on this date and remain valid indefinitely.

6.2.       Except for the assumption provided in Clause 6.3 below and within the limits thereof, this Agreement is executed on an irrevocable and irreversible basis and constitutes an extrajudicial enforceable instrument under the civil procedure legislation, thus being binding upon the parties hereto and their heirs, beneficiaries, or successors at any time and to any effect.

6.3.       In the event of extinguishment, discontinuance, or change of the Plan under Clause 11.2 thereof, this Agreement may be unilaterally terminated by the Company, provided, however, that the rights already held by the Participant with regard to Bonus installments pending payment shall be observed. Subsequently, the assumptions of Clauses 9.2 “(a)(ii)” or “(b)(i)” of the Plan shall apply.

7.       Clause 7. Miscellaneous

7.1       It is hereby expressly agreed that the failure by either party to exercise any rights, powers, remedies, or faculties established by law or hereunder shall not operate as novation, as well as any tolerance as to the delayed compliance with any obligations by any of the parties, such that the other party, at its sole discretion, may exercise at any time such rights, powers, remedies, or faculties, which shall be cumulative and not exclusive of those established by law.

7.2.       The rights and benefits of this Plan shall be granted to the Participants on a strictly personal basis, and may not be encumbered, assigned, or transferred to third parties, except for the possibility of inuring to the benefit of their respective successors in the event of death of the Participant under Clause 4 above.

7.3.       The Plan and the Agreement, as applicable to the Bonus Bases and Bonuses, shall represent a modality of investment in the stock market involving a high level of risk. The Participant represents to understand that the Company is subject to several risk factors that may negatively impact its business and results, as well as, subsequently, the value of the investments made in Bonus Bases and Bonuses. Additionally, the Participant agrees that:

(a)	They had the option of not executing this Agreement;

(b)	The Agreement represents a benefit to the Participant in addition to their current compensation package; and

(c)	The Agreement represents an investment opportunity used to encourage good performance from the Participant at the Company.

7.4.       The Company shall observe the tax, labor, and social security legislation applicable to the Bonus payment, including with regard to any tax withholding at the source for amounts paid to the Participants, when applicable, provided, however, that the Participant shall be responsible for observing the tax legislation in force and for the respective payment of taxes applicable to the Bonus in the event a charge is attributed thereto by the tax legislation.

7.5.       In the event of default by the Participant on any obligations assumed hereunder, especially for cases involving Bonus in UNITS, the Company shall be entitled to rely on any of the alternatives contained in article 107 of Law 6,404/76.

8.       Clause 8. Venue

8.1.       The courts of the judicial district of the city and state of São Paulo are hereby elected to settle any controversy arising out hereof, to the exclusion of any other, however privileged it may be.

In witness whereof, the parties, by themselves and by their heirs and successors, shall be bound to perform its obligations hereunder and have executed the paper or electronic version of this Agreement through their personal access to the system of the Company’s Human Resources Department, accepting, for all legal purposes, the validity and effectiveness hereof as of such execution.

São Paulo, __

BANCO SANTANDER (BRASIL) S.A.

PARTICIPANT

Attachment 1

Participant: [●]

Attachment 2

Plan

Attachment 3

Applicable Bonus Bases

Attachment 4

Bonus

Base Year
__
Form
Bonus in Cash/UNITS
Initial Base
Cash/UNITS: BRL __
Cash Installment
Cash Installment: __
Deferred Installment:
Deferred Installment: __
Deferral Period
__ years
Annual Maximum

Deferral Criteria
__

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 20, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer